SHARE AND ASSET PURCHASE AGREEMENT

among

kenlor investments ltd.,

VIH Aviation Group Ltd.,

CGSCH Enterprises ltd.,

VIH Helicopters USA, Inc.,

Cougar AViation ltd.,

COugar helicopters inc.,

BHNA Holdings Inc,

Bristow Canada Holdings Inc.,

Bristow Canadian Real Estate Company Inc.,

for purposes of Section 10.14,

Kenneth Norie, and

for purposes of Section 10.15,

BRISTOW GROUP INC.

DATED AUGUST 31, 2012

EXHIBITS

Exhibit A-1     Form of Amended and Restated Articles of Incorporation of the Company

Exhibit A-2     Form of Amended and Restated Bylaws of the Company

Exhibit B         Form of Shareholders Agreement

Exhibit C         Form of Lease for Transferred Helicopters

Exhibit D        Form of Facilities Lease

Exhibit E         Form of Maintenance Support Services Agreement

Exhibit F-1      Form of Indemnity Escrow Agreement

Exhibit F-2      Form of Aircraft Escrow Agreement

Exhibit G        Calculation of the Earn-out Payment

Exhibit H        Aircraft Schedule

Exhibit I          Form of Transition Services Agreement
Exhibit J          Pre-Closing Reorganization

Exhibit K        Form of Tax Residency Certificate

SHARE AND ASSET PURCHASE AGREEMENT

This Share and Asset Purchase Agreement (this “Agreement”) is made and entered into this 31st day of August, 2012, among Kenlor Investments Ltd., a company organized under the laws of British Columbia (“Kenlor”), VIH Aviation Group, Ltd., a company organized under the laws of British Columbia (“VIH Aviation”), VIH Helicopters USA, Inc., a company organized under the laws of Idaho (“VIH Helicopters”), CGSCH Enterprises Ltd., a company organized under the laws of British Columbia (“CGSCH,” and, together with Kenlor, VIH Aviation and VIH Helicopters, the “Asset Sellers”) and Cougar Aviation Ltd., a company organized under the laws of Nova Scotia (“Cougar Aviation,” and, together with the Asset Sellers, “Sellers”), Cougar Helicopters Inc., a company organized under the laws of Canada (the “Company”), BHNA Holdings Inc., a company organized under the laws of Delaware (“Asset Purchaser”), Bristow Canada Holdings Inc.,  a company organized under the laws of British Columbia (“Share Purchaser”), and Bristow Canadian Real Estate Company Inc., a company organized under the laws of British Columbia (“Real Estate Purchaser,” and together with Asset Purchaser and Share Purchaser, “Purchasers”), for purposes of Section 10.14, Kenneth Norie (“Norie”) and, for purposes of Section 10.15, Bristow Group Inc., a company organized under the laws of Delaware (“Bristow”).  The Company, Sellers, Purchasers, Norie (solely for purposes of Section 10.14) and Bristow (solely for purposes of Section 10.15) are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, Sellers, through the Company, provide instrument flight rules (“IFR”) helicopter services to customers in Canada and Greenland;

WHEREAS, the Company is a direct, wholly owned subsidiary of Cougar Aviation, which in turn is a direct, wholly owned subsidiary of VIH Aviation, which is in turn a direct, wholly owned subsidiary of Kenlor;

WHEREAS, Share Purchaser desires to purchase from Cougar Aviation, and Cougar Aviation desires to sell to Share Purchaser, 40 shares of Class B shares in the capital of the Company (“Class B Shares”), representing in the aggregate 25.0% of the voting power and 40.0% of the economic interests in the Company, which represent 100% of the Class B Shares of the Company; and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Parties desire that the Asset Sellers and their Subsidiaries sell, assign and transfer to Asset Purchaser or Real Estate Purchaser, as applicable, and Asset Purchaser or Real Estate Purchaser, as applicable, purchase and acquire from the Asset Sellers and their Subsidiaries, all of the right, title and interest of the Asset Sellers in and to the Purchased Assets and assume the Assumed Liabilities.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the Parties, intending to be legally bound, agree as follows:

Article I

DEFINITIONS AND TERMS

Section 1.1            Definitions.

As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“$” or “USD” shall mean United States Dollars.

“Acceptable Financing” shall have the meaning set forth in Section 5.10(b).

“Acceptance Flight” shall have the meaning set forth in Section 5.13(a).

“Accountant” shall have the meaning set forth in Section 2.8(c).

“Accrued Tax Amount” at any date means the amount of Liabilities for income Taxes of the Company and its Subsidiaries required to be accrued in accordance with GAAP as of such date.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided   that, for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Purchase Price” shall have the meaning set forth in Section 2.7(a).

“Agreement” shall have the meaning set forth in the Preamble.

“Aircraft” shall mean helicopters, including all Aircraft Equipment from time to time incorporated or installed in, attached to or forming part of such aircraft and all Aircraft Records related thereto.

“Aircraft Equipment” shall mean any and all parts, accessories and assemblies for any helicopter, including any and all avionics, furnishings, instruments, appurtenances, accessories, components, communication and radar equipment, main rotor blades, engines, transmissions, main rotor heads, tail rotor assemblies, intermediate gear boxes, servo actuators, nodal beams, skid tubes, cockpit voice recorders and other equipment of any kind or nature whatsoever (whether consumable, repairable or non-repairable, spare parts or otherwise), whether or not incorporated or installed in, attached to or forming part of any helicopter at a particular time, but for the avoidance of doubt, does not include Inventory.

“Aircraft Escrow Agent” shall mean the entity designated to serve as escrow agent under the Aircraft Escrow Agreement.

“Aircraft Escrow Agreement” shall mean the Aircraft Escrow Agreement among Sellers, Purchasers and the Escrow Agent, to be executed and delivered at the Closing in the form attached hereto as Exhibit F-2.

“Aircraft Escrow Amount” shall mean the portion of the Base Purchase Price allocable to all Transferred Helicopters (as set forth in the Asset Allocation) to be deposited with the Aircraft Escrow Agent at the Closing.

“Aircraft Records” shall mean all historical records, manuals, logbooks, documents, wiring diagrams, technical data, maintenance manuals, maintenance records, flight records and all other records, including all up-to-date additions, renewals, revisions and replacements thereof, relating to an Aircraft.

“Allocable Purchase Price” shall have the meaning set forth in Section 2.9.

“Ancillary Agreements” shall mean the Shareholders Agreement; the leases, relating to the Transferred Helicopters, in the form attached as Exhibit C; the leases, relating to the Transferred Leased Real Property and Transferred Owned Real Property, in the form attached as Exhibit D or, with respect to non-airport related real property, any other form mutually agreed by the Parties; the Maintenance Support Services Agreement, in the form attached as Exhibit E; the Indemnity Escrow Agreement; the Aircraft Escrow Agreement; and the Transition Services Agreement, in the form attached as Exhibit K.

“April Loan Agreement” shall mean that certain Loan Agreement, dated April 4, 2012, between VIH Aviation and Bristow.

“Articles” shall have the meaning set forth in Section 2.1(a)(i).

“Articles Amendment” shall have the meaning set forth in Section 2.1.

“Asset Allocation” shall have the meaning set forth in Section 2.9.

“Asset Purchaser” shall have the meaning set forth in the Preamble.

“Asset Sellers” shall have the meaning set forth in the Preamble, and any other Person who acquires any Purchased Asset pursuant to the Pre-Closing Reorganization.

“Associate”  means, when used to indicate a relationship with any Person, (i) a corporation or organization (other than the Company or its Subsidiaries) of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, (ii) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity, and (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person or who is a director or officer of any of the Company or its Subsidiaries.  For the avoidance of doubt, as of the date hereof, VIH Cougar Helicopters, Inc. is an Associate of Sellers.

“Assumed Contracts” shall have the meaning set forth in Section 2.2(e).

“Assumed Liabilities” shall have the meaning set forth in Section 2.4.

“Base Purchase Price” shall have the meaning set forth in Section 2.7(a)(i).

“Benefit Plan” shall mean any employee benefit plan, program, policy, practice, undertaking or other arrangement maintained, sponsored or administered by the Company, Sellers or any of their respective Affiliates, to which the Company, Sellers or any of their respective Affiliates contributes or is bound, or in respect of which the Company, Sellers or any of their respective Affiliates has, or will have, any liability or contingent liability, in each case providing benefits to any Company Employee or any beneficiary or dependent thereof, whether or not written, (whether funded or unfunded, insured or uninsured, formal or informal, registered or unregistered) including without limitation any bonus, incentive, deferred compensation, incentive compensation, vacation, stock purchase, stock option,  phantom stock, pension, retirement savings, profit sharing, life or accident insurance, hospitalization, health, medical or dental, disability, severance, employment, change of control or fringe benefit plan, program or agreement and any related trusts or other funding vehicles.

“Bristow” shall have the meaning set forth in the Preamble.

“Bristow Credit Agreement” shall mean that certain Amended and Restated Revolving Credit and Term Loan Agreement, dated as of November 22, 2010, by and among Bristow, the lenders party thereto and SunTrust Bank, as administrative agent.

“Business” shall mean the business of providing IFR helicopter services, including passenger transportation, search and rescue and air medical services, to customers in Canada and Greenland, in each case as conducted by the Company, and expressly excluding the Excluded Business.

“Business Assets” shall have the meaning set forth in Section 3.19(a)(i).

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which principal commercial banks in (i) Vancouver, British Columbia, Canada and (ii) Houston, Texas, United States are open for business.

“Business Intellectual Property” shall have the meaning set forth in Section 3.12.

“Canadian Dollar” or “C$” shall each mean the lawful money of Canada.

“Canadian Transportation Agency Approval” shall mean that the Company has received an advance ruling from the Canadian Transportation Agency confirming the determination by the Canadian Transportation Agency to the effect that after giving effect to the acquisition of the Equity Interests on the basis contemplated by this Agreement and the Ancillary Agreements, Cougar would continue to be “Canadian” (as defined in Section 55(1) of the CTA), with such terms and conditions attached to such advance ruling as are satisfactory to Purchasers, and such advance ruling has not been rescinded or amended prior to the Closing.

“Cap” shall have the meaning set forth in Section 8.4(a).

“CARs” shall mean the Canadian Aviation Regulations made pursuant to the Aeronautics Act (Canada), as the same may be amended from time to time, together with all successor regulations thereto.

“Cash and Cash Equivalents” shall mean cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Authority.

“CGSCH” shall have the meaning set forth in the Preamble, and any successors thereto resulting from the Pre-Closing Reorganization.

“Class A Shares” shall mean the Class A shares in the capital of the Company, to be authorized in connection with the Articles Amendment.

“Class B Shares” shall have the meaning set forth in the Recitals, which shares shall be authorized in connection with the Articles Amendment.

“Closing” shall mean the closing of the transactions contemplated by this Agreement pursuant to the terms and conditions of this Agreement, excluding the Delivery of the Transferred Helicopters.

“Closing Accrued Tax Amount” shall have the meaning set forth in Section 2.8(c).

“Closing Accrued Tax Amount Statement” shall have the meaning set forth in Section 2.8(c).

“Closing Date” shall have the meaning set forth in Section 2.11(a).

“Closing Date Working Capital” shall have the meaning set forth in Section 2.8(c).

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Company” shall have the meaning set forth in the Preamble, and any successors thereto resulting from the Pre-Closing Reorganization.

“Company Employee” shall mean any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries.

“Company Permits” shall have the meaning set forth in Section 3.5(a).

“Company Recapitalization” shall have the meaning set forth in Section 2.1(a)(ii).

“Company-held Asset” shall have the meaning set forth in Section 3.20(b)(vi).

“Competition Laws” shall mean statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of August 19, 2011, between VIH Aviation and Bristow.

“Consigned Inventory” shall mean any consigned spare parts from third parties, including goods, goods in transit, parts out for repair,  and related work-in-progress and other consumables.

“Continuing Permitted Liens” shall mean (i) Liens specified in Schedule 1.1(c), (ii) the reservations, limitations, provisos and conditions expressed in any original grant from the Crown and any statutory exceptions to title; (iii) undermined or inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, warehousemen, carriers and others arising in the ordinary course of business in respect of the construction, maintenance, repair, or operation or storage of real or immovable, or personal or movable, property; (iv) easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real or immovable property (including easements, servitudes, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) that in each case do not materially impact the use of such property as it is being used as of the date hereof or in connection with the Business; (v) Liens for Taxes, assessments or governmental charges or levies which relate to obligations not yet due and delinquent; (vi) zoning and building by-laws and ordinances, regulations made by public authorities and other restrictions affecting or controlling the use, marketability or development of real or immovable property that in each case do not materially impact the use of such property as it is being used as of the date hereof or in connection with the Business; and (vii) agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including subdivision agreements, development agreements, site control agreements, engineering, grading or landscaping agreements and similar agreements that in each case do not materially impact the use of such property as it is being used as of the date hereof or in connection with the Business.

“Contract” shall mean any contract, agreement, obligation, note, bond, mortgage, indenture, guarantee, agreement, sub-contract, lease or undertaking (whether written or oral and whether express or implied).

“Cougar Aviation” shall have the meaning set forth in the Preamble, and any successors thereto resulting from the Pre-Closing Reorganization.

“Cougar Properties” shall mean Cougar Properties Ltd., a company organized under the laws of Nova Scotia and a wholly-owned Subsidiary of the Company, and any successors thereto resulting from the Pre-Closing Reorganization.

“CTA” shall mean the Canada Transportation Act, as amended, and all regulations thereunder.

“Current Assets” shall mean the combined assets of the Company that would be classified as current assets in accordance with GAAP and Schedule 2.8(a)(i), provided   that Current Assets shall not include any (i) Inventory, (ii) work in progress, (iii) assets that would be included in the line item “other current assets” on the Financial Statements (iv) Cash and Cash Equivalents, (v) assets relating to income Taxes of the Company or any of its Subsidiaries or (vi) assets relating to United States withholding Taxes of the Company or any of its Subsidiaries.

“Current Liabilities” shall mean the combined Liabilities of the Company that would be classified as current liabilities in accordance with GAAP and Schedule 2.8(a)(i), including, for the avoidance of doubt, any Liabilities for Taxes of the Company or any of its Subsidiaries other than (i) any Liability for income Taxes of the Company or any of its Subsidiaries (ii) any Liability for United States withholding Taxes of the Company or any of its Subsidiaries and (iii) any bank indebtedness, including outstanding checks as of the Closing Date.

“Customary Post-Closing Consents” shall mean consents and approvals from any Governmental Authority or any third party set forth in Schedule 1.1(e) and can only be obtained after the Closing and which, if not obtained, would not reasonably be expected to have an adverse effect (except of a de minimis nature) on the Business, the Purchased Assets or Ancillary Agreements, as applicable, or the completion of the transaction contemplated hereby.

“Damages” shall mean any and all costs and expenses (including reasonable attorneys’ and advisors’ fees), suits, proceedings, judgments, settlements, Taxes, fines, losses, claims, liabilities, interest, awards, penalties, demands, assessments and damages (excluding consequential (including lost profits), punitive or exemplary damages unless payable to a third party).

“Debt Repayments” shall have the meaning set forth in Section 5.10(a).

“Deferred Debt Repayment Option” shall have the meaning set forth in Section 5.10(a).

“Delivery” shall mean the transfer of title to a Transferred Helicopter by an Asset Seller to Purchasers or one of their designated Affiliates.

“Delivery Condition” shall mean:

(i)                 each Transferred Helicopter shall have a valid Certificate of Airworthiness and Certificate of Registration issued by the TCA;

(ii)        each Transferred Helicopter shall be airworthy and serviceable and all systems, equipment and accessories incorporated therein, installed thereon, attached thereto or delivered therewith will be operating normally according to each manufacturer’s specifications;

(iii)       each Transferred Helicopter shall be in compliance with all airworthiness directives of the TCA and service bulletins of the manufacturer of the Transferred Helicopter requiring mandatory compliance on a terminating action basis prior to the Delivery Time and free from any waivers, deferred maintenance items, or open or carryover items as at the Delivery Time that impact the airworthiness of the Aircraft;

(iv)       all Aircraft Records for each Transferred Helicopter shall be up to date, accurate and complete from the date of manufacture through to the Delivery Time;

(v)        each Transferred Helicopter shall be equipped as specified on Exhibit H;

(vi)    each Transferred Helicopter shall be clean to international aviation standards; and

(vii)   each Transferred Helicopter shall be free of any damage history, except as specified on Schedule 2.2(c).

“Delivery Location” shall mean a location outside of Canada and over international waters, or such other location as may be agreed between Sellers and Purchasers to mitigate or avoid any Taxes on the sale, purchase or Delivery of each Transferred Helicopter.

“Delivery Time” shall mean, in respect of each Transferred Helicopter, a time on or after the Closing Date when such Transferred Helicopter is located at the Delivery Location.

“Deposit Amount” shall mean the aggregate amount outstanding, including principal, accrued interest and any penalty or other payments due, pursuant to the terms of the April Loan Agreement.

“Disclosed Personal Information” shall have the meaning set forth in Section 5.15(b).

“Discrepancies” shall have the meaning set forth in Section 5.13(b).

“Disputed Item” shall have the meaning set forth in Section 2.8(c).

“Earn-out Payment” shall mean the amount payable pursuant to Section 2.7(d).

“Environmental Claims” shall have the meaning set forth in Section 3.10(a)(ii).

“Environmental Law” shall mean any Law, Governmental Order, permit or other requirement of Law for the protection of the environment, health or safety or for the manufacture, use, transport, treatment, storage, disposal, release or threatened release of petroleum products, asbestos, urea formaldehyde insulation, polychlorinated biphenyls or any Hazardous Substance.

“Equipment” shall have the meaning set forth in Section 3.20(b)(iii).

“Equipment Leases” shall have the meaning set forth in Section 3.20(b)(iii).

“Equity Interests” shall have the meaning set forth in Section 2.1(b).

“Escrow Amount” shall mean the sum of (i) the Indemnity Escrow Amount and (ii) the Aircraft Escrow Amount.

“Estimated Accrued Tax Amount” shall have the meaning set forth in Section 2.8(a)(i).

“Estimated Working Capital” shall have the meaning set forth in Section 2.8(a)(i).

“Estimated Working Capital Deficiency” shall have the meaning set forth in Section 2.8(a)(iii).

“ETA” shall mean the Excise Tax Act (Canada), as amended.

“Event of Loss” shall mean any of the following events:

(i)                 the actual, arranged or constructive total loss of a Transferred Helicopter (including any damage to a Transferred Helicopter which results in an insurance settlement on the basis of a total loss, or requisition for use or hire which results in an insurance settlement on the basis of a total loss);

(ii)        a Transferred Helicopter being destroyed, damaged beyond repair or permanently rendered unfit for normal use for any reason whatsoever;

(iii)       the requisition of title, or other compulsory acquisition, capture, seizure, deprivation, confiscation or detention for any reason of a Transferred Helicopter by any Governmental Authority (whether de jure or de facto), but excluding requisition for use or hire not involving requisition of title, for a period in excess of thirty (30) consecutive days; or

(iv)       the hi-jacking, theft, condemnation, confiscation, seizure or requisition for use or hire of a Transferred Helicopter that deprives the Company of possession and/or use of a Transferred Helicopter for more than thirty (30) consecutive days.

“Exchange Rate” shall mean the applicable rate for each local currency as determined in accordance with GAAP, and where the spot rate of exchange is to be used, it shall be that spot rate of exchange in the relevant currency against USD on the relevant date as reported in the Financial Times (London Edition) as the “closing mid‑point” rate for dealings in the relevant currency on the relevant date, noting that such report is of the previous business day’s trading and is the rate for value two (2) business days after the trade date.

“Excluded Assets” shall have the meaning set forth in Section 2.3(a).

“Excluded Business” shall mean the business of providing IFR helicopter services to Shell Offshore, Inc. (and its Affiliates) in the state of Alaska, and to BP American Production Company (and its Affiliates), Statoil Gulf of Mexico, LLC (and its Affiliates) and Statoil Hydro ESA E&P, Inc. (and its Affiliates) in the Gulf of Mexico.

“Excluded Contracts” shall have the meaning set forth in Section 2.3(a)(iv).

“Excluded Inventory” means the Inventory of the Company set forth in Schedule 1.1(f).

“Financial Statements” shall have the meaning set forth in Section 3.6(a)(ii).

“Financing” shall have the meaning set forth in Section 5.10(b)(iii).

“GAAP” shall mean generally accepted accounting principles in Canada applicable to the Business (but not including International Financial Reporting Standards as adopted in Canada) applied on a consistent basis throughout the periods indicated.

“Governmental Authority” shall mean any instrumentality, subdivision, court, administrative agency, commission, board, official or other authority of any country, state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award of any Governmental Authority.

“Hazardous Substance” shall mean any waste material or substance, including any petroleum product or byproduct, asbestos or asbestos-containing materials, that is defined as hazardous, a contaminant or toxic (or words of similar import), or otherwise regulated or controlled, under any Environmental Law.

“Helicopter Debt” shall have the meaning set forth in Section 5.10(a).

“HST” shall mean the tax imposed under Part IX of the ETA.

“IFR” shall have the meaning set forth in the Recitals.

“Indebtedness” shall mean, with respect to any Person, (i) indebtedness of such Person for borrowed money, (ii) other indebtedness of such Person evidenced by notes, bonds or debentures, (iii) capitalized leases classified as indebtedness of such Person under GAAP, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) any obligation of such Person for the deferred purchase price of property or services (other than trade payables and other Current Liabilities), (vi) any Indebtedness of another Person referred to in clauses (i) through (v) above guaranteed directly or indirectly, jointly or severally, in any manner by such Person, (vii) any Indebtedness referred to in clauses (i) through (v) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, and (viii) the maximum amount of all direct or contingent obligations of such Person with respect to letters of credit, bankers’ acceptances, bank guaranties, surety bonds or similar facilities or instruments.

“Indemnified Party” shall have the meaning set forth in Section 8.2(c).

“Indemnified Taxes” shall mean:

(i)                 any Taxes imposed on or with respect to the Business, the Purchased Assets, or the Assumed Liabilities for any Pre-Closing Tax Period (other than any Transfer Taxes payable by Purchasers pursuant to Section 6.6);

(ii)               any Taxes of or imposed on the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries is liable, for any Pre-Closing Tax Period and any Taxes imposed as a consequence of the Company Recapitalization, the Pre-Closing Reorganization, any internal restructuring of Sellers, any Affiliate of Sellers or any of their respective assets or Liabilities, or any other extraordinary transaction undertaken by or at the direction of Sellers;

(iii)             any Taxes arising out of, attributable to, or resulting from any breach or nonperformance by Sellers of any of their covenants contained in this Agreement;

(iv)             any Taxes resulting from any breach of or inaccuracy in any representation or warranty contained in Section 3.15 (disregarding any qualification on any such representation or warranty as to materiality or Material Adverse Effect or Knowledge and disregarding any exception to any such representation or warranty contained in the Sellers Disclosure Schedules);

(v)               any Taxes relating to non-compliance with any applicable bulk sale or bulk transfer Laws or similar Laws (including, for greater certainty, Section 6 of the Retail Sales Tax Act (Ontario) and any similar provision of applicable Laws), and any transferee Liability for Taxes otherwise arising as a result of the transactions contemplated by this Agreement;

(vi)             any obligation to indemnify any other Person in respect of or relating to Taxes or to pay an amount pursuant to a Tax-sharing or Tax-allocation agreement;

(vii)           any Taxes of any Person (other than the Company) for which the Company may be liable under Section 160 of the Tax Act, Treasury Regulation Section 1.1502-6 (or any similar provision of state, province, local or foreign Tax law) as a transferee or successor, by contract, statute, or otherwise;

(viii)         any Taxes attributable to, or arising pursuant to or resulting from any transaction contemplated by, the Joint Venture Agreement, dated May 1, 2003, between Cougar Helicopters Inc. and CHC Helicopters International Inc.;

(ix)             any Taxes resulting from any action or transaction taken pursuant to Section 5.8; and

(x)               any Taxes imposed on or relating to Sellers, the Excluded Business or any Excluded Assets or Excluded Liabilities for any period.

“Indemnifying Party” shall have the meaning set forth in Section 8.3.

“Indemnity Escrow Agent” shall mean the entity designated to serve as escrow agent under the Indemnity Escrow Agreement.

“Indemnity Escrow Agreement” shall mean the Indemnity Escrow Agreement among Sellers, Purchasers and the Indemnity Escrow Agent, to be executed and delivered at the Closing in the form attached hereto as Exhibit F-1.

“Indemnity Escrow Amount” shall mean the sum of (i) $14.3 million, provided, that if the CHC Withholding Tax Liability (as defined in the Indemnity Escrow Agreement) has been resolved to the reasonable satisfaction of Purchasers on or prior to Closing, then such amount will be $13.5 million and references to the CHC Withholding Tax Liability and related provisions shall be deleted from the Indemnity Escrow Agreement, and  (ii) the Estimated Accrued Tax Amount, in each case to be deposited with the Indemnity Escrow Agent at the Closing.

“Indemnity Provisions” shall have the meaning set forth in Section 5.9.

“Individual Permits” shall have the meaning set forth in Section 3.5(b).

“Intellectual Property” shall mean any of the following:  Canadian, United States or foreign (i) patents, and applications therefor; (ii) registered and unregistered trademarks, service marks and other indicia of origin, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks; (iii) registered and unregistered copyrights and applications for registration; (iv) internet domain names, applications and reservations therefor and uniform resource locators; and (v) trade secrets and proprietary information not otherwise listed in (i) through (iv) above, including unpatented inventions, invention disclosures, economic rights of authors and inventors (however denominated), confidential information, technical data, customer lists, computer software programs, databases, data collections and other proprietary information or material of any type.

“Inventory” shall mean owned spare parts, including goods, goods in transit and parts out for repair of the type set forth in Schedule 3.19(f)(i), and related work-in-progress and other consumables.

“Kenlor” shall have the meaning set forth in the Preamble, and any successors thereto resulting from the Pre-Closing Reorganization.

“Knowledge” and “Knowledge of Sellers” shall mean to the knowledge, after reasonable inquiry, of those individuals listed on Schedule 1.1(d).

“Laws” shall include any federal, state, provincial, territorial, foreign or local law, common law, statute, ordinance, rule, regulation or code of any Governmental Authority or any Governmental Order.

“Leased Personal Property” shall have the meaning set forth in Section 3.19(d).

“Leased Real Property” shall have the meaning set forth in Section 3.13(b).

“Liabilities” shall mean any and all debts, liabilities, costs, expenses and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable, whether or not required to be recorded or reflected in a balance sheet in accordance with GAAP.

“Liens” shall mean any lien, security interest, mortgage, deed of trust, statutory or deemed trust, pledge, charge, debentures, assignment by way of security, conditional sales contract, title retention agreement or similar interest or instrument charging or creating a security interest in, or against title to, any of the Equity Interests and/or the Purchased Assets or any part thereof or interest therein and/or any agreements, restrictive covenants, exceptions, reservations, limitations, encroachments, offers to lease, leases, subleases, licenses, assignments of lease, grants, options, easements, rights of way, restrictions, executions or other charges or encumbrances of any kind (including notices or other registrations in respect of any of the foregoing) relating to any of the Equity Interests and/or the Purchased Assets or any part thereof or interest therein.

“Material Adverse Effect” shall mean any fact, circumstance, event, change or effect that is or has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the assets, liabilities, business, conditions (financial or otherwise) or results of operations of the Business or the VIH Entities, other than any adverse circumstance, change or effect arising out of (i) industry-specific changes, events or developments affecting generally the industries or markets in which the Business operates occurring after the date of this Agreement; (ii) changes in general economic or political conditions or the financing, currency or capital markets in general, in each case occurring after the date of this Agreement; (iii) any action required to be taken by a Party in accordance with this Agreement; (iv) any change attributable solely to the execution or announcement of this Agreement, or the pendency of the acquisition of the Equity Interests or Purchased Assets as contemplated hereby; (v) acts of war (whether or not declared), acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening or escalation of such conditions; (vi) any hurricane, earthquake, flood or other natural disaster or act of God; (vii) any adoption, proposal or implementation of, or change in, any applicable law after the date hereof or any interpretation thereof by any Governmental Entity; (viii) changes in GAAP after the date hereof or any interpretation thereof by any Governmental Entity; (ix) any collective bargaining negotiations or union certification; or (x) any failure by the Company to meet any estimates of revenues, earnings, projections or other indicia of performance, whether published, internally prepared or provided to Purchasers or their Representatives (provided   that a fact, circumstance, event, change or effect causing or contributing to such failure shall not be disregarded from the determination of Material Adverse Effect), except in the case of clauses (i), (ii), (v), (vi), (vii) or (viii) if such facts, circumstances, events, changes, or effects have or would reasonably be expected to have a disproportionate impact on the Business, taken as a whole, or the VIH Entities relative to their competitors; or (b) the ability of Sellers or the Company to consummate the transactions contemplated by this Agreement.

“Material Contracts” shall have the meaning set forth in Section 3.11(a).

“Minimum Liquidity” shall have the meaning set forth in Section 5.10(b)(i).

“Norie” shall have the meaning set forth in the Preamble.

“Outside Date” shall have the meaning set forth in Section 9.1(b).

“Owned Personal Property” shall have the meaning set forth in Section 3.19(c).

“Owned Real Property” shall have the meaning set forth in Section 3.13(a).

“Party” and “Parties” shall have the meaning set forth in the Preamble.

“Permits” means the Individual Permits and the VIH Entity Permits.

“Permitted Liens” shall mean (i) Liens reflected on the Reference Balance Sheet or on Schedule 1.1(a); (ii) Liens registered by a filing in the personal property registry under the Personal Property Security Act (British Columbia) or equivalent legislation of any other province of Canada or any other jurisdiction in which a Seller carries on business as specified in Schedule 3.1 at the appropriate land title registry office as of the date hereof and the reservations, limitations, provisos and conditions expressed in any original grant from the Crown and any statutory exceptions to title; (iii) undermined or inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, warehousemen, carriers and others arising in the ordinary course of business in respect of the construction, maintenance, repair, or operation or storage of real or immovable, or personal or movable, property; (iv) easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real or immovable property (including easements, servitudes, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) that in each case do not materially impact the use of such property as it is being used as of the date hereof or in connection with the Business; (v) Liens for Taxes, assessments or governmental charges or levies which relate to obligations not yet due and delinquent or that are being contested in good faith by appropriate proceedings; (vi) zoning and building by-laws and ordinances, regulations made by public authorities and other restrictions affecting or controlling the use, marketability or development of real or immovable property that in each case do not materially impact the use of such property as it is being used as of the date hereof or in connection with the Business; and (vii) agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including subdivision agreements, development agreements, site control agreements, engineering, grading or landscaping agreements and similar agreements that in each case do not materially impact the use of such property as it is being used as of the date hereof or in connection with the Business.

“Person” shall mean an individual, a limited liability company, a joint venture, a corporation, a company, a partnership, an association, a trust or any other entity or organization, or a division or operating group of any of the foregoing.

“PIPA” shall have the meaning set forth in Section 5.16(a).

“Post-Closing Tax Period” shall mean any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Reorganization” means the internal reorganization of the capital, assets and corporate structure (and all related transactions) of the Company and certain of its Affiliates, as set forth in Exhibit J hereto, with such amendments and modifications as agreed to in writing by the Parties from time to time;

“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Proceeding” shall have the meaning set forth in Section 10.8(b).

“Property Taxes” shall have the meaning set forth in Section 6.2(a).

“Purchased Assets” shall have the meaning set forth in Section 2.2.

“Purchaser” and “Purchasers” shall have the meaning set forth in the Preamble.

“Purchasers Disclosure Schedules” shall have the meaning set forth in Article IV.

“Purchasers Financing Term Sheet” shall mean the term sheets set forth in Schedule 5.10(b) of the Purchaser Disclosure Schedules.

“Purchasers Termination Fee” shall have the meaning set forth in Section 9.2.

“QSS Audit” shall have the meaning set forth in Section 5.17.

“Real Estate Purchaser” shall have the meaning set forth in the Preamble.

“Real Property” shall have the meaning set forth in Section 3.13(b).

“Real Property Leases” shall have the meaning set forth in Section 3.13(c).

“Reference Balance Sheet” shall have the meaning set forth in Section 3.6(a).

“Reference Balance Sheet Date” shall have the meaning set forth in Section 3.6(a).

“Regulatory Approvals” shall have the meaning set forth in Section 7.1(b).

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Substance into or onto air, land (surface or subsurface), surface water and/or groundwater.

“Repairs Holdback” shall have the meaning set forth in Section 5.15(b)(i).

“Representatives” shall mean, with respect to a Person, the directors, managers, trustees, officers, employees, partners, members, agents, attorneys, accountants, consultants, advisors or other representatives of such Person or its Affiliates.

“Required Information” shall have the meaning set forth in Section 5.10(d).

“Retained Liabilities” shall have the meaning set forth in Section 2.5.

“Seller” and “Sellers” shall have the meaning set forth in the Preamble, and any other Person who acquires any Purchased Asset or Equity Interests pursuant to the Pre-Closing Reorganization.

“Sellers Disclosure Schedules” shall have the meaning set forth in Article III.

“Share Purchaser” shall have the meaning set forth in the Preamble.

“Shareholders Agreement” shall mean the Unanimous Shareholders Agreement among Norie, Bristow, the Company and the other parties signatories thereto, to be executed and delivered at the Closing in the form attached hereto as Exhibit B.

“Solvent” shall mean, with respect to a Person, that (i) such Person is able to meet its obligations as they generally become due, (ii) such Person has not ceased paying its current obligations in the ordinary course of business as they generally become due, and (iii) the aggregate of such Person's property is, at a fair valuation, sufficient and if disposed of at a fairly conducted sale under legal process, would be sufficient to enable payment of all such obligations, due and accruing due.

“Starlite Helicopter” shall mean that certain Sikorsky S-92 aircraft bearing manufacturer’s serial number 920054.

“Straddle Period” shall mean any Tax period of the Company or any Subsidiary of the Company that includes but does not end on the Closing Date.

“Subsidiary” shall mean, with respect to any Person, (i) any corporation more than fifty percent (50%) of whose shares of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time shares of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) are owned by such Person directly or indirectly through one or more Subsidiaries of such Person, (ii) any partnership (other than a limited partnership), association, joint venture or other entity in which such Person directly or indirectly through one or more Subsidiaries of such Person has more than a fifty percent (50%) equity interest and (iii) any limited partnership of which such Person is the general partner.

“Target Working Capital” shall mean $8,500,000.

“Tax” or “Taxes” shall mean any federal, state, province, county, local, or foreign tax, charge, fee, levy, impost, duty, or other assessment, including income, gross receipts, excise, employment, sales, use, consumption, asset, transfer, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, highway use, commercial rent, customs duty, capital stock, paid-up capital, profits, withholding, waste water discharge, Social Security, social security contribution quotas, housing fund contribution quotas, retirement fund contribution quotas, single business, unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, workplace safety insurance board premiums, employment insurance premiums and deductions, Canada Pension Plan and provincial pension plan deductions and contributions, employer health, goods and services, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any Governmental Authority, including any estimated payments relating  thereto, any interest, charges, surcharges, penalties, and additions imposed thereon or with respect thereto, and including liability for taxes of another person under section 160 of the Tax Act, Treas. Reg. Section 1.1502-6, or similar provision of state, province, local or foreign Law, or as a transferee or successor, by contract or otherwise.

“Tax Act” shall mean the Income Tax Act (Canada) and any regulations enacted thereunder, as may be amended from time to time.

“Tax Detriment” shall have the meaning set forth in Section 6.10.

“Tax Proceeding” shall mean any Tax audit, contest, litigation, defense or other proceeding with or against any Taxing Authority.

“Tax Return” shall mean any report of Taxes due, any information return with respect to Taxes, or other similar report, statement, declaration or document filed or required to be filed under the Code, the Tax Act, or other Laws in respect of Taxes, any amendment to any of the foregoing, any claim for refund of Taxes paid, and any attachments, amendments or supplements to any of the foregoing.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection, or other imposition of any Taxes.

“TCA” shall mean Transport Canada Aviation or any successor Governmental Authority or other Person who shall from time to time be vested with the control and supervision of, or have jurisdiction over, the registration, airworthiness and operation of aircraft or other matters relating to civil aviation in Canada.

“Technical Inspection” shall have the meaning set forth in Section 5.12.

“Third-Party Claim” shall have the meaning set forth in Section 8.5(a).

“Threshold” shall have the meaning set forth in Section 8.4(a).

“Transfer Taxes” shall mean all transfer, real property transfer, recordation, grantee/grantor, documentary, acquisition, sales and use, value added, goods and services, registration, occupation, privilege, or other such similar taxes, fees and costs (including any charges, surcharges, penalties and interest) imposed upon the consummation of the sale of the Purchased Assets and Equity Interests to Purchasers and their Affiliates pursuant to this Agreement.  For the avoidance of doubt, Transfer Taxes shall not include (i) Sellers’ or any of their Affiliates’ net income, capital gains or transfer gains Taxes, or franchise or other Taxes, based on the net income of Sellers or any of their Affiliates, and (ii)  any Taxes set forth in clauses (ii)-(x) of the definition of Indemnified Taxes.

“Transferred Helicopters” shall have the meaning set forth in Section 2.2(c).

“Transferred Leased Real Property” shall have the meaning set forth in Section 2.2(a).

“Transferred Owned Real Property” shall have the meaning set forth in Section 2.2(b).

“Un-transferred Asset” shall have the meaning set forth in Section 2.6.

“VIH Aviation” shall have the meaning set forth in the Preamble, and any successors thereto resulting from the Pre-Closing Reorganization.

“VIH Entities” shall mean, collectively, Sellers, the Company and Cougar Properties, and each of the VIH Entities shall be referred to individually as a “VIH Entity.”

“VIH Helicopters” shall have the meaning set forth in the Preamble.

“Working Capital” shall mean the Current Assets less the Current Liabilities as of the applicable date.

“Working Capital Statement” shall have the meaning set forth in Section 2.8(b).

Section 1.2            Construction

.  In this Agreement, unless the context otherwise requires:

(a)                any reference in this Agreement to “writing” or comparable expressions includes a reference to facsimile transmission or comparable means of communication (but excluding e-mail communications);

(b)               words expressed in the masculine shall include the feminine and neuter genders and vice versa;

(c)                references to Articles, Sections, Exhibits, Schedules, Preamble and Recitals are references to articles, sections, exhibits, schedules, preamble and recitals of this Agreement;

(d)               the agreements, covenants, Liabilities and obligations of the VIH Entities, on the one hand, and of Purchasers, on the other hand, shall be joint and several among such Parties to this Agreement;

(e)                references to “day” or “days” are to calendar days;

(f)                all amounts in used in or to be paid pursuant to this Agreement are expressed in or are to be paid in United States dollars, unless shown as “$C”, at which time they are to be paid in Canadian dollars;

(g)               for purposes of the representations, warranties and covenants of the VIH Entities contained in this Agreement, the Parties agree that for matters referencing USD or $, the Exchange Rate for the Canadian Dollar as of the date such representation or warranty is made, or as of the date compliance with a covenant or condition is measured, shall be used; and

(h)               “include,” “includes,” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import.

Section 1.3            Schedules and Exhibits

  The Schedules and Exhibits to this Agreement are incorporated into and form an integral part of this Agreement.  Unless otherwise specified, all references to “Schedules” in this Agreement refer to the schedules set forth in the Sellers Disclosure Schedules.  If an Exhibit is a form of agreement, such agreement, when executed and delivered by the parties thereto, shall constitute a document independent of this Agreement.

Article II

PURCHASE AND SALE

Section 2.1            The Share Purchase

Upon the terms and subject to the conditions set forth in this Agreement, (a) prior to the Closing (including, if applicable, as part of the Pre-Closing Reorganization), Sellers shall and shall cause the Company to (i) amend and restate the Company’s articles of incorporation (the “Articles”) to the form set forth in Exhibit A-1 and the Company’s by-laws to the form set forth in Exhibit A-2, in order to, inter alia, create a new class of common stock of the Company, to be designated Class B Shares, and authorize a sufficient number of Class B Shares to consummate the transactions contemplated by this Agreement (the “Articles Amendment”) and (ii) issue 60 Class A Shares and 40 Class B Shares to Sellers in exchange for all of the common shares of the Company owned by Sellers (which, for the avoidance of doubt, represent and until the Closing has occurred, shall represent, all of the outstanding shares in the capital of the Company) (the “Company Recapitalization”), and (b) at the Closing, Sellers shall sell to Share Purchaser (or one of its designated Affiliates), and Share Purchaser agrees to (or to cause one of its designated Affiliates to) purchase, acquire and accept from Sellers, free and clear of all Liens, 40 Class B Shares, representing all of the Class B Shares issued and outstanding and which, after giving effect to the Company Recapitalization, shall represent 25.0% of the voting power of the Company and the right to receive 40.0% of the economic interests in the Company, as more fully set forth in the Articles Amendment (the “Equity Interests”).

Section 2.2            Purchase and Sale of the Purchased Assets

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Asset Sellers, and the Company (but solely with respect to the Aircraft Equipment set forth in Sections 2.2(c) and the Inventory set forth in Section 2.2(e)) and Cougar Properties (but solely with respect to the Transferred Leased Real Property and Transferred Owned Real Property), shall, and shall cause their Subsidiaries to, sell, convey, assign, deliver and transfer to Asset Purchaser or Real Estate Purchaser (or one or more of their designated Affiliates), as applicable, and Asset Purchaser or Real Estate Purchaser shall, or shall cause one or more of their designated Affiliates to, purchase, acquire and accept from each Asset Seller, or the Company (but solely with respect to the Aircraft Equipment set forth in Sections 2.2(c) and the Inventory set forth in Section 2.2(e)) or Cougar Properties (but solely with respect to the Transferred Leased Real Property and Transferred Owned Real Property), free and clear of all Liens other than Continuing Permitted Liens, all of such Asset Seller’s (or the Company’s, solely with respect to the assets set forth in Sections 2.2(c) and Section 2.2(e) or Cougar Properties’ (but solely with respect to the Transferred Leased Real Property and Transferred Owned Real Property)) right, title and interest in, to and under all of the assets, properties, Contracts, claims and rights (in each case, whether real, personal or mixed, tangible or intangible and wherever located) which are used or held for use in the Business or primarily related to the Business, other than the Excluded Assets, (collectively, the “Purchased Assets”), including all of the following assets, properties, Contracts, claims and rights of the Asset Sellers (or the Company’s, solely with respect to the Aircraft Equipment set forth in Sections 2.2(c) and the Inventory set forth in Section 2.2(e) or Cougar Properties’ (but solely with respect to the Transferred Leased Real Property and Transferred Owned Real Property)):

(a)                the Leased Real Property set forth on Schedule 2.2(a) and any Leased Real Property otherwise used or held for use primarily in the Business, including (x) any prepaid rent, security deposits and options to renew or extend or purchase related to such leased real property and (y) any fixtures, structures or improvements appurtenant to such leased real property (collectively, the “Transferred Leased Real Property”);

(b)               the Owned Real Property set forth on Schedule 2.2(b) and any Owned Real Property otherwise used or held for use primarily in the Business, including any fixtures, structures or improvements appurtenant to such real property (collectively, the “Transferred Owned Real Property”);

(c)                the Aircraft set forth on Schedule 2.2(c), including any and all Aircraft Equipment of, and/or attached to, such Aircraft as set forth on Exhibit H (the “Transferred Helicopters”);

(d)               all Inventory, whether in the possession of a customer, vendor, supplier or employee of the Business, owned by the Company, as of the Closing Date, and including any Inventory in transit as of the Closing Date, but excluding the Excluded Inventory;

(e)                the Contracts set forth on Schedule 2.2(e)  (the “Assumed Contracts”), including all rights and incidents of interest of, and benefits accruing to, the VIH Entities under such Assumed Contracts;

(f)                all claims, causes of action, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) relating to any of the Purchased Assets or Assumed Liabilities to be conveyed to and/or assumed by Purchasers as of the Closing Date;

(g)               all insurance proceeds received or receivable under any insurance policy written prior to the Closing Date in connection with (i) the damage or complete destruction of any of the Purchased Assets prior to the Closing that would have been included in the Purchased Assets but for such damage or complete destruction, and (ii) any Assumed Liability (it being understood and agreed that Purchasers shall have the right to require Sellers or any of their Affiliates to assert claims under such policies with respect to such matters in accordance with Section 5.7 of this Agreement), provided   that if any Transferred Helicopter has suffered an Event of Loss prior to the Closing and the Purchase Price has been reduced by the amount allocable to such Transferred Helicopter pursuant to Section 2.7, then any insurance proceeds received in respect of such Transferred Helicopters shall constitute an Excluded Asset;

(h)               all rights and claims under any and all warranties extended by suppliers, vendors, contractors, manufacturers and licensors in relation to any of the Transferred Helicopters, Aircraft Equipment and other Equipment, the Transferred Intellectual Property and the software and hardware assets described in this Section 2.2 (including any monies received in respect of such warranties to the extent not expended to repair or replace the applicable assets as of the Closing Date); and

(i)                 all other assets set forth on Schedule 2.2(i).

Section 2.3            Excluded Assets of the Business

(a)  The Purchased Assets shall not include and Purchasers are not purchasing from any of the Asset Sellers or the Company any of the following assets, properties, rights or Contracts (the “Excluded Assets”):

(i)                 Cash and Cash Equivalents;

(ii)               the corporate books and records of any Asset Seller;

provided that a copy of the corporate books and records of the Asset Sellers, to the extent relevant or related to the Purchased Assets, Assumed Liabilities or the Business, shall be furnished to Purchasers;

(iii)             except as provided in Section 2.2(g) and Section 5.7, all existing and prior insurance policies of the Asset Sellers;

(iv)             all of the rights and interests of the Asset Sellers in and to any Contract of the Business which is not an Assumed Contract (the “Excluded Contracts”);

(v)               all claims, causes of action, defenses and rights of offset or counterclaim (at any time or in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) to the extent not related to the Business or any Purchased Asset;

(vi)             the insurance proceeds, if any, relating to Transferred Helicopters that have suffered an Event of Loss, to the extent specified in Section 2.2(g);

(vii)           the Contracts specified in Schedule 3.11(c);

(viii)         all other assets set forth on Schedule 2.3(a)(viii);

(ix)             the Excluded Inventory; and

(x)               all assets exclusively used in the Excluded Business.

(b)               After the Closing Date, each Party shall take all actions reasonably requested by the other Party to effect the provisions of Section 2.2 and this Section 2.3, including the prompt transfer of any asset that should have constituted a Purchased Asset or the prompt return of any asset that is not a Purchased Asset or should have constituted an Excluded Asset, that was retained or transferred inadvertently, as the case may be, at the Closing.  In the event that any Party discovers that any Asset Seller owns or possesses any asset which would have constituted a Company-held Asset, Sellers shall promptly transfer such Company-held Asset to either Purchasers or the Company, upon the instruction of Purchasers, for no additional consideration.

Section 2.4            Assumption of Certain Obligations of the Business

Upon the terms and subject to the conditions of this Agreement, Purchasers agree, effective at the Closing, to (or to cause their permitted assignees to) assume and to satisfy and discharge when due the Liabilities of the Asset Sellers set forth on Schedule 2.4, only to the extent that such Liabilities relate to the Purchased Assets that are transferred and assigned to Purchasers at the Closing, other than the Retained Liabilities  (all of the foregoing liabilities and obligations to be so assumed, satisfied or discharged being collectively referred to in this Agreement as the “Assumed Liabilities”).

Section 2.5            Retained Liabilities of the Business

Notwithstanding any provision in this Agreement, the Parties expressly understand and agree that there shall be excluded from the Liabilities being assumed by Purchasers pursuant to Section 2.4 any and all Liabilities of Sellers or any of their Subsidiaries that are not Assumed Liabilities, including those Liabilities that are set forth below (the “Retained Liabilities”), and that the Asset Sellers shall retain and be responsible for, and satisfy and discharge when due, all such Retained Liabilities (including any Retained Liabilities which are Liabilities of the Company):

(a)                any Liabilities of any Asset Seller or other Affiliate of Sellers to the extent not related to the Purchased Assets, or Liabilities for which any Asset Seller or other Affiliate of Sellers expressly has responsibility pursuant to the terms of this Agreement (including the Debt Repayments) or any Ancillary Agreement;

(b)               any Liabilities to the extent related to any Excluded Asset;

(c)                any Liabilities of any Asset Seller to pay any Indebtedness or capital lease obligations incurred prior to the Closing Date or not paid in full with effect as of the Closing;

(d)               any Liabilities of any Asset Seller for Indemnified Taxes or any other Taxes;

(e)                all Liabilities relating to the Excluded Business;

(f)                all Liabilities related to any current or former employee, officer,  director or independent contractor of, or any Benefit Plans sponsored, funded or maintained by, Sellers or any of their Affiliates;

(g)               all Liabilities related to, arising from or in connection with the Contracts specified in Schedule 3.11(c);

(h)               all Liabilities related to bank indebtedness, including checks outstanding as of the Closing Date;

(i)                 all Liabilities related to open purchase orders for Inventory, open repair orders, and related costs (and the VIH Entities shall provide a schedule of all such purchase orders and repair orders as of the date of the Estimated Working Capital Statement prior to Closing), except as reflected in Current Liabilities; and

(j)                 all Liabilities relating to any claims, causes of action, facts or events arising, occurring, in existence or otherwise relating to any time on or prior to the Closing Date with respect to which the Business is or was insured under any captive insurance arrangements.

Section 2.6            Consents; Transfers Not Effected Prior to the Closing

To the extent that any consent or approval shall not have been given prior to the Closing with respect to any Purchased Asset which is not assignable or transferable without the consent or approval of any Person other than the VIH Entities or any of their Affiliates, or Purchasers and any of their Affiliates, or is cancelable by any such third party in the event of an assignment, or to the extent that the transfer or assignment of any Purchased Asset shall not have been consummated on the Closing Date (“Un-transferred Assets”), then the Parties shall cooperate to obtain such consents or approvals and to effect such transfers or assignments as promptly as possible following the Closing. To the extent that any consent or approval shall not have been given prior to the Closing with respect to any Un-transferred Asset, each of Sellers and their respective Affiliates shall have the continuing obligation after the Closing to use its commercially reasonable efforts to obtain all necessary consents and to otherwise properly consummate such assignment or transfer.  Upon obtaining the requisite third-party consents thereto, such Un-Transferred Asset shall promptly be transferred and assigned to Purchasers (or one of their designated Affiliates).  Until an Un-transferred Asset is transferred and assigned to Purchasers (or one of their designated Affiliates), such Un-transferred Asset shall be held, as of and from the Closing Date, by the applicable Asset Seller in trust for Purchasers (or one of their designated Affiliates) and all benefits and obligations existing under such Un-Transferred Asset shall be for Purchasers’ (or one of their designated Affiliates’) account.  Sellers and their Affiliates shall take or cause to be taken such actions in their name or otherwise as Purchasers may reasonably request so as to provide Purchasers (or one of their designated Affiliates) with the benefits of such Un-transferred Assets and to effect collection of money or other consideration that becomes due and payable under the Un-transferred Assets, and Sellers or the applicable Affiliates of Sellers shall promptly pay over to Purchasers (or one of their designated Affiliates) all money or other consideration received by it in respect of all Un-transferred Assets. Notwithstanding anything to the contrary in this Agreement, Sellers acknowledge and agree that nothing in this Section 2.6 shall in any way affect (i) Purchasers’ rights to indemnification pursuant to Articles VI and VIII, (ii) Sellers’ obligation to use their efforts at Sellers’ sole cost and expense to obtain such consents prior to the Closing (including paying all costs and expenses (including legal and administrative fees) in connection with obtaining the requisite landlord consents and/or estoppel certificates), or (iii) Purchasers’ right not to effect the Closing if any of the conditions set forth in Article VII are not satisfied at or prior to the Closing.

Section 2.7            Purchase Price

(a)  The aggregate purchase price to be paid to Sellers and the Company for the Equity Interests and the Purchased Assets (the “Aggregate Purchase Price”) shall be an amount equal to:

(i)                 $231,250,000 (the “Base Purchase Price”), plus

(ii)               the Earn-out Payment, if any, payable pursuant to Section 2.7(d).

The Aggregate Purchase Price shall be allocated as described in Section 2.9.

(b)               At the Closing, Purchasers shall deliver, or cause to be delivered, (i) to each of  Sellers and the Company an amount equal to the portion of the Base Purchase Price (as defined below) allocated pursuant to Section 2.9 to the Purchased Assets, Assumed Liabilities or Equity Interests, as applicable, transferred by such Seller, less (x) the Escrow Amount, (y) the Deposit Amount, and (z) any amount that Sellers have directed Purchasers to pay to holders of Indebtedness pursuant to Section 5.10(a), by wire transfer of immediately available funds, to the account or accounts which Sellers and the Company have specified in writing to Purchasers at least two (2) Business Days prior to the Closing, (ii) the Escrow Amount, by wire transfer of immediately available funds, to the account or accounts which the Aircraft Escrow Agent and the Indemnity Escrow Agent has designated in writing to Purchasers at least two (2) Business Days prior to the Closing, which amounts shall be distributed in accordance with the terms of the Escrow Agreement and/or Sellers’ directions pursuant to

Section 5.10(a), and (iii) any amounts due under Section 2.8.  The Deposit Amount shall be applied at the Closing to offset a portion of the Base Purchase Price due to Sellers.

(c)                The parties agree that the Indemnity Escrow Agreement and the Aircraft Escrow Agreement shall treat the Escrow Amount, including any interest earned on the Escrow Amount, as owned by Sellers for income tax purposes.  Any interest earned on the Escrow Amount, shall be paid to Sellers in accordance with the terms of the Escrow Agreement and the Aircraft Escrow Agreement.

(d)               The earn-out payment, if any, shall be determined in accordance with the terms and conditions set forth in Exhibit G and shall not exceed $40,000,000 in the aggregate (the “Earn-out Payment”).  Purchasers shall, subject to Section 5.17, deliver or cause to be delivered to Sellers the Earn-out Payment payable to Sellers, if and when due, by wire transfer of immediately available funds, to the account or accounts which Sellers have designated in writing to Purchasers at least two (2) Business Days prior to such due date(s).

Section 2.8            Working Capital; Purchase Price Adjustments

(a)  (i)  At least two (2) but no more than five (5) Business Days prior to the Closing Date, Sellers shall cause to be prepared and delivered to Purchasers, using Sellers’ and the Company’s most currently available financial and other information, a statement (and reasonable supporting detail) containing (x) a good faith estimate of the Working Capital of the Company as of close of business on the day immediately preceding the Closing Date (the “Estimated Working Capital”), which shall quantify in reasonable detail the items constituting Working Capital and which shall be prepared in accordance with GAAP applied on a consistent basis and with the same accounting principles, practices, methodologies and policies used by Sellers in connection with the preparation of the Reference Balance Sheet (it being understood that Schedule 2.8(a)(i) sets forth for purposes of clarity, the Working Capital of the Company as of the Reference Balance Sheet Date and ), and (y) a good faith estimate of the Accrued Tax Amount as of the effective time of the Closing on the Closing Date (the “Estimated Accrued Tax Amount”).

(i)                 Purchasers shall review the Estimated Working Capital and the Estimated Accrued Tax Amount (and in each case the calculation thereof), and if Purchasers disagree with such statement or any of the matters therein, it will timely provide written notice to Sellers and the Parties will attempt to resolve in good faith any such disagreements.

(ii)               If the Estimated Working Capital is less than the Target Working Capital then, at the Closing, Sellers shall deliver to the Company an amount equal to 100% of such deficiency, in cash (the “Estimated Working Capital Deficiency”).  If the Estimated Working Capital is greater than the Target Working Capital then, at the Closing, the Company shall deliver to Sellers an amount equal to 100% of such surplus, either in cash or kind (including in the form of a promissory note with a maturity of less than thirty (30) days in the event the Company has insufficient cash on hand).

(b)               As soon as practical after the Closing Date, and in any event within ninety (90) days following the Closing Date, Purchasers shall prepare a statement of (x) the Working Capital at the effective time of the Closing on the Closing Date (the “Working Capital Statement”) and (y) the Accrued Tax Amount at the effective time of the Closing on the Closing Date (the “Closing Accrued Tax Amount Statement”).  The Working Capital Statement shall be prepared (i) in accordance with GAAP applied on a consistent basis and with the same accounting principles, practices, methodologies and policies used by Sellers in connection with the preparation of the Reference Balance Sheet, (ii) in a manner consistent with the illustrative calculation set forth in Schedule 2.8(a)(i) and (iii) in a manner consistent with the terms of this Agreement.  Sellers and the Company shall provide Purchasers and their representatives and accountants full access to the books and records of the Business so that Purchasers can prepare the Working Capital Statement and the Closing Accrued Tax Amount Statement.

(c)                Upon completion of the Working Capital Statement and the Closing Accrued Tax Amount Statement, Purchasers shall promptly deliver the Working Capital Statement and the Closing Accrued Tax Amount Statement to Sellers for review (which delivery shall occur within five (5) Business Days following the completion of such statement), and Sellers may make reasonable inquiries of Purchasers and/or their accountants and senior officers, at reasonable times, upon reasonable advance notice, and without unreasonable interference to Purchasers’ operations and the Business, regarding questions concerning or disagreements with the Working Capital Statement and the Closing Accrued Tax Amount Statement arising in the course of such review.  Sellers shall complete their review of the Working Capital Statement and the Closing Accrued Tax Amount Statement within thirty (30) days of the delivery of the Working Capital Statement and the Closing Accrued Tax Amount Statement to Sellers.  Promptly following completion of their review (but in no event later than two (2) Business Days following the conclusion of the thirty (30) day period), Sellers shall submit to Purchasers a letter regarding their concurrence or disagreement with the accuracy of the Working Capital Statement or the Closing Accrued Tax Amount Statement; provided   that if Sellers submit a letter of disagreement, such letter shall summarize in reasonable detail the items of the Working Capital Statement or the Closing Accrued Tax Amount Statement with which it disagrees.  Unless Sellers deliver a letter disagreeing with the accuracy of the Working Capital Statement or the Closing Accrued Tax Amount Statement within two (2) Business Days following the conclusion of such thirty (30)-day period, the Working Capital Statement and the Closing Accrued Tax Amount Statement, as applicable, shall bind the Parties.  Following delivery of such a letter so disagreeing, Sellers and Purchasers shall in good faith attempt promptly to resolve any disagreement as to the computation of any item in the Working Capital Statement or the Closing Accrued Tax Amount Statement that has been specifically identified in the letter, and any items as to which there is no disagreement shall be deemed agreed.  If a resolution of such disagreement has not been effected within fifteen (15) days (or longer, as mutually agreed by the Parties) after delivery of such letter, then Sellers and Purchasers must submit any disagreement regarding the Working Capital Statement or the Closing Accrued Tax Amount Statement (a “Disputed Item”) to the Vancouver, British Columbia office of Deloitte & Touche LLP (the “Accountant”) for determination.  The determination of the Accountant with respect to any Disputed Item shall be completed within thirty (30) days after the appointment of the Accountant and shall be determined in accordance with this Agreement, and shall be final and binding upon Sellers and Purchasers.  With respect to each Disputed Item, the Accountant shall adopt a position that is either equal to Purchasers’ proposed position, equal to Sellers’ proposed position, or between the positions proposed by Sellers and Purchasers.  Working Capital as finally determined in accordance herewith shall be referred to as the “Closing Date Working Capital”.  The Accrued Tax Amount as finally determined in accordance herewith shall be referred to as the “Closing Accrued Tax Amount”.  All fees and expenses relating to the work, if any, to be performed by the Accountant will be allocated between Sellers, on the one hand, and Purchasers, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Accountant that is unsuccessfully disputed by such party (as finally determined by the Accountant) bears to the total amount of such disputed items so submitted.

(d)               Upon final determination of the Closing Date Working Capital and the Closing Accrued Tax Amount, the following payments shall be made, with any payments to be made within two (2) Business Days after the determination of the Closing Date Working Capital and the Closing Accrued Tax Amount, as applicable:

(i)                 If the Closing Date Working Capital was greater than the Estimated Working Capital, then the Company shall deliver to Sellers an amount equal to 100% of such surplus, in cash.

(ii)               If the Closing Date Working Capital was less than the Estimated Working Capital, then Sellers shall deliver to the Company an amount equal to 100% of such deficit, in cash.

(iii)             If the Final Closing Accrued Tax Amount was greater than the Estimated Accrued Tax Amount, then Sellers shall deliver to the Indemnity Escrow Agent, pursuant to the procedures set forth in Section 2.7(b)(ii), an amount equal to 100% of such excess, in cash.

Section 2.9            Purchase Price Allocation

Purchasers, Sellers and the Company agree that, on or prior to the Closing Date, (i) the Base Purchase Price and the amount of the Assumed Liabilities (the “Allocable Purchase Price”) shall be allocated between the Purchased Assets, on the one hand, and the Equity Interests, on the other hand,  and (ii) the Allocable Purchase Price attributable to the Purchased Assets shall be allocated among the Purchased Assets for all purposes, including Section 1060 of the Code, in each case of clause (i) and (ii), in a manner that reflects, incorporates and  is consistent with Schedule 2.9 and which allocations shall be reasonable, based on fair market values, and consistent with the Code, the Tax Act, and any other applicable Tax Law (as may be modified by any post-Closing adjustment permitted by Schedule 2.9, the “Asset Allocation”). The Asset Allocation shall also reflect the Asset Allocation on a province-by-province basis.  Each of Purchasers, Sellers and the Company agree to (i) deliver to the other party a draft Internal Revenue Service Form 8594 (or any comparable form under state, local or foreign Tax Law) and any required attachment thereto (which shall be prepared in accordance with the  Asset Allocation) no later than sixty (60) days prior to the due date for filing such form, and (ii) timely file, or cause to be timely filed, Internal Revenue Service Form 8594 (or any comparable form under state, local or foreign Tax law) and any required attachment thereto in accordance with the Asset  Allocation.  Except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, none of Purchasers, any Sellers or the Company shall take, or shall permit their Affiliates to take, a Tax position that is inconsistent with the Asset Allocation.  Any adjustment to the purchase price pursuant to Section 2.8 (i) shall be allocated between the Equity Interests, on the one hand, and the Purchased Assets, on the other hand, by reference to the item or items to which such adjustment is attributable (which allocation shall reflect, incorporate and be consistent with Schedule 2.9) and (ii) to the extent such adjustment is allocated to the Purchased Assets, shall be allocated among the Purchased Assets by reference to the item or items to which such adjustment is attributable.

Section 2.10        Tax Elections

If required by any of Sellers, Purchasers and Sellers shall jointly execute and file an election pursuant to subsection 20(24) of the Tax Act and any equivalent provision of any applicable provincial Tax legislation, in the prescribed manner and within the prescribed time limits, to have that subsection (or corresponding provision) apply in respect of the amount of any deferred revenue that is being transferred to Purchasers in consideration for Purchasers undertaking future obligations in connection with such deferred revenue. Sellers and Purchasers agree to jointly make and file an election in the prescribed form under Section 167 of the ETA in order to effect the transfer of the Purchased Assets without payment of any HST.  Sellers and Purchasers will each maintain a copy of such election in their books and records and shall make such election available for inspection by the Canada Revenue Agency as needed.  Notwithstanding such election, in the event that it is determined by the Canada Revenue Agency in a notice of reassessment that there is an HST liability in respect of the acquisition of the Purchased Assets by Purchasers, Sellers and Purchasers agree that such HST shall be forthwith remitted by Purchasers to the Canada Revenue Agency or paid to Sellers, as required by Law.  The parties shall use reasonable efforts to ensure the effectiveness of the foregoing tax election or alternatively, the validity of a claim for input tax credits in respect of any HST paid on all the Purchased Assets.  For greater certainty, any HST liability arising  in respect of the acquisition of the Purchased Assets by Purchasers, as well as any interest and penalties related thereto, that is in excess of the input tax credits of Purchasers on such HST shall be borne by Purchasers.

Section 2.11        The Closing

(a)  The Closing shall take place at 9:00 a.m., Vancouver time, on the third Business Day following the satisfaction or waiver of the conditions precedent specified in Article VII (other than the conditions to be satisfied on the Closing Date, but subject to the waiver or satisfaction of such conditions) or at such other times and places as the Parties may mutually agree.  The date on which the Closing occurs is called the “Closing Date.”  At the Closing, the exchange of signed copies of any agreement or document contemplated by this Agreement (including the Ancillary Agreements) or any amendment or other change thereto by email, pdf or any other electronic means intended to preserve the original graphic and pictorial appearance of a document shall constitute effective execution and delivery of such agreement or document by the Parties and may be used in lieu of an original agreement or document for all purposes.  Signatures of the Parties transmitted by any electronic means referenced in the preceding sentence shall be deemed to be original signatures for all purposes.

(b)                At the Closing, Purchasers shall deliver or cause to be delivered to Sellers, the Company or their designee:

(i)                 the Base Purchase Price less (x) the Escrow Amount, (y) the Deposit Amount, and (z) any amount which Sellers have directed Purchasers to pay to holders of Indebtedness pursuant to Section 5.10, by wire transfer of immediately available funds, to an account or accounts that Sellers and the Company shall specify no less than two (2) Business Days in advance of the anticipated Closing Date;

(ii)               such deeds, bills of sale, acceptance certificates, endorsements, consents, assignments, warranty assignments and other good and sufficient instruments of conveyance and assignment, in customary form in the local jurisdiction and pursuant to applicable Laws, as the Parties and their respective counsel shall deem reasonably necessary or appropriate for the transfer of the Purchased Assets and the assumption of the Assumed Liabilities, in each case duly executed by an authorized officer of Purchasers;

(iii)             a receipt for the Equity Interests and the Purchased Assets;

(iv)             duly executed copies of each of the Ancillary Agreements;

(v)               the certificate(s) required to be delivered pursuant to Section 7.3(a)(ii) and Section 7.3(b);

(vi)             evidence of the cancellation or repayment in full of the Indebtedness under the April Loan Agreement; and

(vii)           duly executed copies of an amended and restated lease, in the form set forth in Exhibit C, for the Starlite Helicopter.

(b)               At the Closing, Sellers and the Company shall deliver or cause to be delivered to Purchasers or their designee:

(i)                 certificates evidencing the Equity Interests, duly endorsed for transfer or accompanied by duly executed stock powers or forms of assignment, including all other documents that are necessary to perfect such transfer in accordance with applicable laws;

(ii)               a certified copy of the then-current articles and notice of articles and the articles of association of the Company, amended and restated pursuant to Section 2.1(a) in the form set out in Exhibit A-1, and the by-laws of the Company, amended and restated in the form set out in Exhibit A-2;

(iii)             such deeds, bills of sale, acceptance certificates, endorsements, consents, assignments, warranty assignments and other good and sufficient instruments of conveyance and assignment, in customary form in the local jurisdiction and pursuant to applicable Laws, as the Parties and their respective counsel shall deem reasonably necessary or appropriate for the transfer of the Purchased Assets and the assumption of the Assumed Liabilities, in each case duly executed by an authorized officer of the applicable Asset Seller (or its designated Affiliate);

(iv)             a receipt for the Base Purchase Price less the (x) Escrow Amount, (y) the Deposit Amount, and (z) any amount which Sellers have directed Purchasers to pay to holders of Indebtedness pursuant to Section 5.10;

(v)               duly executed copies of each of the Ancillary Agreements;

(vi)             pay-off letters or other evidence of the repayment, termination, cancellation, release or satisfaction, in each case, reasonably acceptable to Purchasers, of any Indebtedness (including any obligations or Liens relating thereto) with respect to all Indebtedness relating to the Purchased Assets or the Company (including any Indebtedness owed to Sellers or their Affiliates (other than the Company)), or any other Indebtedness set forth on Schedule 5.10(a), but excluding the Indebtedness pursuant to the April Loan Agreement;

(vii)           an estoppel certificate and consent from each of the landlords pursuant to the Real Property Leases which is addressed to Real Estate Purchaser in form and substance satisfactory to the landlords and Real Estate Purchaser  or, if amended, in form and substance approved by Purchasers acting reasonably; and

(viii)         a Tax Residency Certificate, in the form attached as Exhibit K or, if amended, in form and substance approved by Purchasers in its sole discretion;

(ix)             the certificate(s) required to be delivered pursuant to Section 7.2(a)(iii), Section 7.2(b), and Section 7.2(h); and

(x)               duly executed copies of an amended and restated lease, in the form set forth in Exhibit C, for the Starlite Helicopter.

(c)                At the Closing, Purchasers shall deliver or cause to be delivered:

(i)                   to the Indemnity Escrow Agent the Indemnity Escrow Amount, by wire transfer of immediately available funds, to the account or accounts which the Indemnity Escrow Agent has designated in writing to Purchasers at least two (2) Business Days prior to the Closing;

(ii)               to the Aircraft Escrow Agent the Aircraft Escrow Amount, by wire transfer of immediately available funds, to the account or accounts which the Aircraft Escrow Agent has designated in writing to Purchasers at least two (2) Business Days prior to the Closing; and

(iii)             to the holders of Indebtedness relating to the Purchased Assets or the Company or any other Indebtedness set forth on Schedule 5.10(a), such amounts as directed by Sellers pursuant to Section 5.10 (which amount, for the avoidance of doubt, shall not exceed the full remaining amount of the Base Purchase Price after deducting the Escrow Amount and the Deposit Amount).

(d)               At the Closing, Sellers shall deliver to the Company, the Estimated Working Capital Deficiency, by wire transfer of immediately available funds.

(e)                Except for any actions to be taken at the Closing, any actions taken in connection with the Pre-Closing Reorganization shall be, and the Pre-Closing Reorganization shall be, completed prior to the Closing, provided   that for the avoidance of doubt, Sellers shall not be entitled to delay the date otherwise required to be the Closing Date, or the effective time of Closing, pursuant to Section 2.11(a) by reason of any failure or delay in the completion, implementation or effectiveness of the Pre-Closing Reorganization.

Section 2.12        Delivery of Transferred Helicopters

(a)  Sellers shall, at their sole cost and expense, position each Transferred Helicopter for Delivery at the Delivery Location in the Delivery Condition on the Closing Date or within five (5) Business Days thereafter.

(b)                Subject to Sellers delivering to Purchasers a certificate of a duly authorized officer of the applicable Asset Seller, dated as of the date on which the Delivery Time occurs, to the effect that such Transferred Helicopter is in the Delivery Condition, the Parties

shall effect the Delivery with respect to each Transferred Helicopter promptly after (and on the day of) the arrival of such Transferred Helicopter at the Delivery Location.

(b)               At the Delivery Time, the Parties shall execute and deliver such deeds, bills of sale, acceptance certificates, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment, in customary form in the local jurisdiction and pursuant to applicable Laws, as the Parties and their respective counsel shall deem reasonably necessary or appropriate to effect the Delivery of such Transferred Helicopter, in each case duly executed by an authorized officer of each of Purchasers (or its designated Affiliate) and the applicable Asset Seller.

(c)                Promptly after the Delivery Time, Sellers shall file with TCA a bill of sale, short form lease and confirmation of interested parties with respect to such Transferred Helicopter.

Article III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the corresponding sections or subsections of the disclosure schedules (any which section or subsection will be sufficient if it cross references another section or subsection of such disclosure schedules) delivered to Purchasers by the VIH Entities at the time of entering into this Agreement (the “Sellers Disclosure Schedules”), the VIH Entities, jointly and severally, represent and warrant to Purchasers as follows:

Section 3.1            Organization and Qualification

Each VIH Entity is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation, and has all requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.  Each of the VIH Entities is qualified to do business and is in good standing as a foreign company in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where the failure to have such power, authority or qualification would not be reasonably expected to have a Material Adverse Effect.  Schedule 3.1 sets forth a true and complete list, as of the date of this Agreement, of all jurisdictions in which, with respect to the Business, each VIH Entity is qualified to do business as a foreign corporation.

Section 3.2            Corporate Authority; Binding Effect

(a)  The VIH Entities have all requisite corporate power and authority to execute and deliver, and to cause each of their Subsidiaries, to the extent applicable, to execute and deliver this Agreement and each of the Ancillary Agreements, and any other agreement, document, corporate entry, instrument or certificate contemplated by this Agreement or the Ancillary Agreements and to perform, and to cause each of their Subsidiaries to perform, their obligations under this Agreement.  The execution and delivery by the VIH Entities of this Agreement, the Ancillary Agreements, and each other document, agreement or instrument to be executed and delivered by the VIH Entities pursuant to this Agreement or the Ancillary Agreements, and the performance by the VIH Entities of their obligations hereunder and thereunder, have been duly authorized by all requisite corporate action on the part of the VIH Entities, and no additional corporate, partner or shareholder authorization or consent is required in connection with the execution, delivery and performance by the VIH Entities of this Agreement or any of the Ancillary Agreements.

(a)                This Agreement and the Ancillary Agreements, when executed and delivered by Sellers and the Company assuming due execution and delivery of this Agreement and the Ancillary Agreements by Purchasers, constitute valid and binding obligations of Sellers and the Company, respectively, enforceable against Sellers and the Company in accordance with their respective terms.

Section 3.3            Organization; Capital Structure

(a)  The authorized capital of the Company, prior to the Articles Amendment, the Pre-Closing Reorganization and the Company Recapitalization, consists of unlimited common shares, and unlimited second preferred shares.  As of the close of business on the date prior to the date hereof, there were 203,037 common shares outstanding, registered in the name of Cougar Aviation, and 100 second preferred shares outstanding, registered in the name of VIH Logging Ltd., (now VIH Aviation), each of which is validly issued and outstanding, fully paid and non-assessable.  As of the Closing, after giving effect to the Articles Amendment, the Company Recapitalization, the Pre-Closing Reorganization and the consummation of the transactions contemplated by this Agreement, there will be (i) 60 Class A shares of the Company outstanding, all of which will be owned by Sellers, and (ii) 40 Class B common shares outstanding, all of which will be owned by Share Purchaser or its designees, and there will be no other shares in the capital of the Company or instruments convertible into shares in the capital of the Company outstanding.  There are no outstanding rights, warrants, options, share appreciation rights, redemption rights, repurchase rights, agreements, subscriptions, convertible or exchangeable securities or other written commitments pursuant to which any VIH Entity is or may become obligated to issue, sell, purchase, return or redeem any shares or other securities or other equity interests of the Company, and no equity securities or other equity interests of the Company are reserved for issuance for any purpose.  Cougar Aviation has good and valid title to all of the outstanding shares in the capital of the Company, free and clear of all Liens.  All of the outstanding shares in the capital of the Company have been duly authorized, and are validly issued, fully paid and non-assessable.

(b)                Sellers have made available to Purchasers a complete and correct copy of the articles of incorporation (or similar governing documents) of each of the VIH Entities, in each case as currently in effect (including, with respect to the Company, prior to the Articles Amendment).  All such articles of incorporation (or similar governing documents) are in full force and effect and no other organizational documents are applicable to or binding upon the VIH Entities.  Each of the VIH Entities is in full compliance with, and the VIH Entities are not with respect to the Business in default or violation of any term, condition or provision of its articles of incorporation (or similar governing documents).  Sellers have made available to Purchasers complete and correct copies of the minutes of all meetings or written consents of the shareholders (or other equityholders), board of directors (or similar body) and any committee thereof of the Company and each of its Subsidiaries, in each case, since January 1, 2009.

Section 3.4            Approvals; Non-Contravention

(a)  Except for (i) filings required under, and compliance with other applicable requirements of, the CTA,  and (ii) filings required under, and compliance with other applicable requirements of, any applicable Competition Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement and the Ancillary Agreements by Sellers and the Company and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent or materially impede, delay or interfere with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(b)                The execution, delivery and performance of this Agreement and the Ancillary Agreements by Sellers and the Company, and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, do not and will not (i) conflict with or violate any provision of the articles of incorporation (or similar governing documents) of any VIH Entity, (ii) except for the Regulatory Approval, require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Authority, (iii) subject to obtaining the consents referred to in Schedule 3.4 and the Debt Repayment,  conflict with, result in a breach of, constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of the VIH Entities related to the Business under, or to a loss of any benefit to which any VIH Entity is entitled and is related to the Business under, any of the terms, conditions or provisions of any Contract, Real Property Lease, or obligation and (iv) subject to obtaining the Regulatory Approval, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which any VIH Entity is subject; except, with respect to clauses (ii) and (iii), for any violations, breaches, conflicts, defaults, terminations, cancellations or accelerations as, individually or in the aggregate, would not have a Material Adverse Effect.

Section 3.5            Permits

(a)  Set forth in Schedule 3.5(a) is a correct and complete list of all Permits currently held by the Company in connection with the operation of the Business as currently conducted (collectively, the “Company Permits”).  The Company Permits constitute all Permits which are required in order for the Company to conduct the Business in all material respects as currently conducted.  Each such Company Permit has been legally obtained and is valid and, subject to the obtaining and making (as applicable) of the Regulatory Approval and any consent set forth in Schedule 3.5, will not cease to be effective as a result of the consummation of transactions contemplated by this Agreement.  The Company is in material compliance with the terms of each of the Company Permits it holds, and the Company has not received written notice since January 1, 2008 that alleges that the Company is not in compliance in all material respects with any Company Permit it holds or proposes to revoke, cancel, suspend or declare invalid any such Company Permit.

(b)                To the Knowledge of Sellers, each employee and each independent contractor of the VIH Entities holds all Permits which are required to be held by such employee or independent contractor in order for such employee or independent contractor to perform the services in respect of the Business for which the VIH Entities employ such employee or has engaged such independent contractor (collectively, the “Individual Permits”). To the Knowledge of Sellers, (i) each Individual Permit has been legally obtained and is valid, (ii) each employee or independent contractor of a VIH Entity is in material compliance with the terms of each Individual Permit such employee or independent contractor holds, and (iii) no employee or independent contractor of a VIH Entity has received written notice since January 1, 2008 that alleges that such employee or independent contractor is not in compliance in all material respects with any individual permit such employee or independent contractor holds or proposes to revoke, cancel, suspend or declare invalid any such Individual Permit.  Each current employee or independent contractor of the VIH Entities has all required certifications, training or competencies for any flight, maintenance, operation or handling of Aircraft currently provided by such Person in the operations of the Business.

Section 3.6            Financial Statements; Books and Records

(a)  Sellers have made available to Purchasers and Schedule 3.6(a) contains, the following financial statements:  (i) true and correct copies of the unaudited balance sheets of the Company as of December 31, 2011 and June 30, 2012 and (ii) unaudited statements of income for the Company for the fiscal year ended December 31, 2011 and the six months ended June 30, 2012 (collectively, the “Financial Statements”).  The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis and presents fairly, in all material respects, the financial position and results of operations of the Company and the results of its operations as of the dates or for the periods specified therein.  The unaudited balance sheet of the Company as at June 30, 2012 is hereinafter referred to as the “Reference Balance Sheet,” and the date of such Balance Sheet is hereinafter referred to as the “Reference Balance Sheet Date.”

(b)                The Business is not subject to any Liabilities or obligations of any nature, whether or not accrued, absolute, contingent or otherwise and whether due or to become due, other than Liabilities (i) as reflected or reserved against on the Reference Balance Sheet,  (ii) incurred in the ordinary course of business consistent with past practice since the Reference Balance Sheet Date that have not had, individually or in the aggregate, a Material Adverse Effect; or (iii) included in Current Liabilities in the determination of Closing Working Capital.

(c)               There are no “off-balance sheet arrangements” (as such term is defined under GAAP) in respect of the VIH Entities with respect of the Business.

(d)                The books and records of each of the VIH Entities for the fiscal years ended December 31, 2009, 2010 and 2011 and for the period from December 31, 2011 through the date of this Agreement have been maintained in material compliance with applicable legal and accounting requirements.

Section 3.7            Absence of Certain Changes

Since the Reference Balance Sheet Date, in each case with respect to the Business, (a) the VIH Entities have conducted the Business and operated their properties and assets relating to the Business in the ordinary course of business consistent with past practice, (b) none of the VIH Entities has taken any actions that would have required the consent of Purchasers under Section 5.2, and (c) there has not been any circumstance, change or effect that, individually or in the aggregate, has had a Material Adverse Effect.

Section 3.8            No Litigation

There is no action, Governmental Order outstanding, suit, litigation, legal proceeding, arbitration, investigation or inquiry pending or threatened, in each case against any VIH Entity or any of their Affiliates relating to the Business by or before any Governmental Authority or arbitrator that is material to the Business or that challenges, or questions the validity of, this Agreement, the Ancillary Agreements or any action taken or to be taken by the VIH Entities in connection with this Agreement, the Ancillary Agreements, or which seeks to enjoin or obtain monetary damages in respect of, the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 3.9            Compliance With Laws

(a)  Each VIH Entity is, and has been since January 1, 2007, in compliance in all material respects with all Laws applicable to the ownership or operation of the Business or by which any Purchased Asset is bound or affected.  No investigation or review by any Governmental Authority with respect to the Business is pending or, to the Knowledge of Sellers, threatened, nor has any Governmental Authority indicated an intention to conduct the same. No material change is required in the Business’s processes, properties or procedures in connection with any Laws applicable to the Business, and none of the VIH Entities has received any notice or communication of any material noncompliance with any such Laws with respect to the Business or any Purchased Asset or Assumed Liability that has not been cured as of the date of this Agreement.  Without limiting the foregoing, each of Sellers’ freehold and leasehold interests in each of the Real Property is held and shall be conveyed to Purchasers in compliance with the Planning Act or the applicable subdivision control statute.

(b)                None of the VIH Entities nor any of their Affiliates with respect to the Business nor any director, officer, or to the Knowledge of Sellers, agent, employee or other Representative of any VIH Entities nor their Affiliates with respect to the Business has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (iii) made any bribe, payoff, influence payment, kickback or other unlawful payment.

Section 3.10        Environmental Matters

(a)  Except as would not result in a material Liability, (i) the Business, the Company and the Purchased Assets are in compliance in all material respects with all applicable Environmental Laws; (ii) there are no claims, proceedings, investigations or actions by any Governmental Authority or other Person pending or, to the Knowledge of Sellers, threatened in writing in connection with the operation of the Business, the Company or the Purchased Assets, under any applicable Environmental Law (“Environmental Claims”) that would be material to the Company and its Subsidiaries; (iii) the VIH Entities have obtained and hold all material Permits required under Environmental Law required for the Business, the Company and the Purchased Assets, and are in compliance with all terms and conditions of such Permits except where the failure to so comply would not be material to the Company and its Subsidiaries; (iv) to the Knowledge of Sellers, there have been no Releases of, or exposure of any person to, any Hazardous Substances at, to, from, in, on or under any Real Property at levels presenting a significant risk to human health or the environment, and no Hazardous Substances are present in, on, at, under, or migrating to or from any Real Property that would reasonably be expected to form the basis of an Environmental Claim against the Company or the Business; and (v) there have been no environmental investigations, studies, tests, reviews or other analyses conducted by, on behalf of, or which are in the possession of, the Sellers in the last five (5) years preceding the date of this Agreement, with respect to any Real Property that have not been delivered or made available to Purchasers prior to execution of this Agreement.

Section 3.11        Material Contracts

(a)  Schedule 3.11(a) sets forth as of the date of this Agreement a list of the following Contracts to which a VIH Entity is a party and that primarily relate to the Business or to which the Company or one of its Subsidiaries is a party (collectively with any such Contract entered into after the date of this Agreement, the “Material Contracts”), true and complete copies of which Sellers have made available to Purchasers prior to the date of this Agreement:

(i)                 each purchase agreement or lease relating to any Transferred Helicopters;

(ii)               each Equipment Lease which entails annual rental payments in excess of $100,000 per annum or $1,000,000 in the aggregate;

(iii)             each Contract with a Company Employee requiring payments of salary and annual performance bonus or any other compensation in excess of $100,000 per annum;

(iv)             each mortgage, indenture, security agreement, pledge, note, loan agreement or guarantee in respect of obligations in excess of $100,000, or relating to a Transferred Helicopter or Owned Real Property;

(v)               each Contract expected to result in payment to the applicable VIH Entity in excess of $100,000 per annum or $1,000,000 in the aggregate;

(vi)             each Contract with vendors of the Business expected to result in payment by the applicable VIH Entity in excess of $100,000 per annum or $1,000,000 in the aggregate;

(vii)           each Real Property Lease;

(viii)         each Contract (A) materially restricting the ability of any VIH Entity to engage in any business, compete with any Person or solicit any customer or any Person for employment, (B) that could require the disposition of any material assets, line of business or product line of any VIH Entity, (C) granting “most favored nation” status to any Person, or (D) providing for a material indemnification obligation by any VIH Entity, other than indemnification arrangements with customers, suppliers or manufacturers entered into in the ordinary course of business consistent with past practice;

(ix)             each Contract creating a joint venture, partnership, profit sharing or similar relationship with any Person;

(x)               any agreement relating to the acquisition or disposition of the Business (whether by merger, sale of shares, sale of assets or otherwise), (A) entered into by any VIH Entity on or after January 1, 2008 or (B) under which the VIH Entities will have any obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation;

(xi)             any Contract that restricts the declaration, set aside or payment of any dividends or distributions on, or in respect of, shares or other equity interests of any VIH Entity;

(xii)           each collective bargaining agreement or other Contract with a labor union, labor organization, workers council or similar body;

(xiii)         any Contract pursuant to which any Intellectual Property material to the Business (other than software) is licensed to the Business or the VIH Entities);

(xiv)         any Contract that contains a put, call or similar right pursuant to which any VIH Entity could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $100,000;

(xv)           any written Contracts between Sellers or their Affiliates or Associates (excluding the Company and its Subsidiaries), on the one hand, and the Company or its Subsidiaries, on the other hand, including any Contracts where Sellers or their Affiliates or Associates have guaranteed any third-party obligation of the Company or its Subsidiaries;

(xvi)         any Contracts providing for any sharing of revenues or similar arrangements; and

(xvii)       any Contracts related to the Excluded Business.

(b)               Except as set forth on Schedule 3.11(b) each Material Contract is a valid, binding and enforceable obligation in accordance with its terms of the applicable VIH Entity or its Affiliates, and, to the Knowledge of Sellers, of the other party or parties thereto, in accordance with its terms, and in full force and effect.  The VIH Entities have not received as of the date of this Agreement any written notice from any other party to any such Material Contract that such third party intends to terminate or not renew any such Material Contract.  Except as set forth on Schedule 3.11(b), there exists no default or event of default by the applicable VIH Entity or, to the Knowledge of Sellers, any other party to any such Contract with respect to any material term or provision of any such Contract.  No third party to a Material Contract described in Section 3.11(a)(iv) has declared Indebtedness owing to it in connection with such Material Contract to be immediately due and payable or otherwise exercised remedies in respect of any default thereunder, nor given notice of its intent to do either of the foregoing.

(c)                The Contracts set forth in Schedule 3.11(c) have been validly terminated and the Settlement Agreement referred to in Schedule 3.11(c) (i) has been duly authorized, executed and delivered by all parties thereto, (ii) is a legal, valid and binding obligation of, and enforceable against, each of the parties thereto in accordance with its terms, and (iii) is in full force and effect.  All payments due from Sellers under the Agreement to Settle referred to in Schedule 3.11(c) have been made.

Section 3.12        Intellectual Property

  The Company owns or has the exclusive right to use, other than “shrink-wrap”, “click-wrap” and other similar licenses of computer software, free and clear of all Liens other than Permitted Liens, all of the Intellectual Property used in the Business, a list of which is set forth in Schedule 3.12 (the “Business Intellectual Property”), except where the failure to so own or have such right to use would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  There is no claim or demand of any Person pertaining to, or any proceeding pending or, to the Knowledge of Sellers, threatened which challenges the rights of the Company in respect of the Business Intellectual Property or the use thereof in the Business that would, individually or in the aggregate, have a Material Adverse Effect.  The conduct of the Business does not infringe, misappropriate, misuse or violate any Intellectual Property of any Person, and to the Knowledge of Sellers, no Person is infringing the Business Intellectual Property.

Section 3.13        Real Property

(a)  Schedule 3.13(a) sets forth a complete and accurate list of all of the real property owned by any of the VIH Entities and held or used in the Business including real property that is a Purchased Asset (collectively, the “Owned Real Property”).  (i) The relevant VIH Entity, as listed on Schedule 3.13(a), owns good and marketable title in fee simple to each parcel of Owned Real Property free and clear of any Liens, other than Permitted Liens, (ii) the VIH Entities have no Knowledge of any outstanding options, rights of first offer or rights of first refusal to pursue such Owned Real Property or any material portion thereof or interest therein and (iii) no VIH Entity is a party to any Contract or option to purchase any real property or interest therein relating to, or intended to be used in the operation of, the Business.

(b)                Schedule 3.13(b) sets forth a list as of the date of this Agreement of all of the leasehold interests in real property of the VIH Entities held or used in the Business, including all Transferred Leased Real Property (the “Leased Real Property,” and collectively with the Owned Real Property, the “Real Property”).  (i) The relevant VIH Entity, as listed on Schedule 3.13(b), holds a valid leasehold interest in each Leased Real Property in accordance with the Real Property Leases, free and clear of any Liens, other than Permitted Liens; (ii) no VIH Entity is in default under any Real Property Lease; (iii) no VIH Entity has any Knowledge of any counterparty default under any Lease; and (iv) there are no disputes between any of the landlords and tenants thereunder, including there being no disputes or complaints relating to the state of repair or disrepair of a Leased Real Property or the leasehold premises, the payment of rent, the calculation or payment of rent or any component thereof or any matter relating to the provisions of the Leases.

(c)               True and correct copies of each of the leases relating to the Leased Real Property (the “Real Property Leases”) have previously been delivered by Sellers to Purchasers and are listed on Schedule 3.13(c).  The Real Property set forth on Schedule 2.2(a) and (b)   constitutes all of the real property owned, used or held for use in the Business.  All buildings, structures, improvements and fixtures located within the Real Property (other than non-operating former manufacturing or distribution facilities (i) are, to Sellers’ Knowledge, structurally sound and free from any defects that would adversely affect the use of such facilities in a material manner, and (ii) are suitable, sufficient and appropriate in all material respects for their current uses.

(d)                There is no pending or, to the Knowledge of Sellers, threatened material action or proceeding by any Governmental Authority for assessment or collection of Taxes, impact fees or special assessments affecting any part of any Real Property, and no expropriation, condemnation or eminent domain proceeding against any part of any Real Property is pending or, to the Knowledge of Sellers, threatened.  Sellers have not received any and are not aware of any notification from any Governmental Authority, which remains in effect or open, that any work, repairs, construction or capital expenditures are required to be made in respect of any of the Real Property, including matters within the jurisdiction of the applicable fire and health or any part thereof as a condition of continued compliance with any applicable Law and Sellers do not anticipate receiving any of the foregoing.

(e)               All accounts for materials, work and services performed or materials placed or furnished upon or in respect of construction at each Real Property have been fully paid or Sellers will have made arrangements with such contractor for payment in the ordinary course and for which Sellers agreed to indemnify Purchasers.

(f)                Each Real Property is in its entirety zoned to permit the uses currently being carried out therein including containing the requisite number of parking spaces separately identified on each Real Property and Sellers have complied with all zoning by-laws and other governmental requirements and agreements, so that Sellers may lawfully continue Sellers’ current use of the Real Property. There is no material difference between the boundaries of any of the Real Property as shown on the surveys provided to Purchasers and the boundaries of any of the Real Property as described in the legal descriptions provided to Purchasers and there are no encroachments onto abutting property by any Real Property or encroachments onto the Real Property. There is legal access to and legal egress from each Real Property.

(g)                The Real Property constitutes all of the assets, of every kind and nature whatsoever, necessary to operate each Real Property in the manner presently operated by Sellers.  To the Knowledge of Sellers, all information pertaining to each of the Real Property and their operation in the possession or control of Sellers has been delivered and made available to Purchasers pursuant to the terms and conditions hereof from each Real Property.

Section 3.14        Employee Benefits Plans

(a)  Each Benefit Plan is listed on Schedule 3.14(a).

(b)                (i) No claim, action or litigation has been made or commenced, or to the Knowledge of Sellers threatened, with respect to any Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of such denied claims) and (ii) each Benefit Plan is and has been established, maintained, funded, invested and administered in material compliance with all requirements of Law applicable thereto and the respective requirements of the governing documents for such plan.

(c)               With respect to each Benefit Plan, Sellers have heretofore made available to Purchasers true and complete copies of each of the following documents:  (i) a copy of the plan (or to the extent no such copy exists, an accurate written description thereof); (ii) copies of all booklets, summaries, manuals and written communications of a general nature distributed or made available to any Company Employees concerning any Benefit Plan; (iii) all investment management agreements and other service provider contracts, and all subscription and participation agreements; (iv) to the extent these documents exist for such plans; a copy of each trust, insurance contract, or other funding arrangement; (v) copies of all material correspondence with any Governmental Authority; and (vi) the most recently prepared actuarial report, information return and financial statements.  Except as specifically provided in the foregoing documents made available to Purchasers, there are no amendments to any Benefit Plan, nor has any party with the authority to do so undertaken or committed to make any such amendments or to adopt or approve any new Benefit Plan.

(d)                With respect to each Benefit Plan:

(i)                 all employer and employee payments, contributions or accruals (including premiums) required by Law or by the terms of such plan have been made when due pursuant to applicable Laws and the terms of the plan, or if applicable, accrued, in accordance with GAAP;

(ii)               there are no unfunded Liabilities with respect to any such plan (including, for the avoidance of doubt, any such plan that has been discontinued) that are not reflected in the Balance Sheet;

(iii)             none of the Benefit Plans provides benefits beyond retirement or other termination of service to Company Employees or to the beneficiaries or dependents of such employees (other than death benefits when termination occurs upon death or as required by applicable Law);

(iv)             each Benefit Plan that provides self-insured benefits is subject to a stop-loss insurance policy under which the Company, Sellers or any of their respective Affiliates is an insured party and the Company, Sellers, or any of their respective Affiliates has complied with all terms of such stop-loss policy and has timely paid all premiums owing with respect to such stop-loss policy through the date of this Agreement.  The transaction contemplated by this Agreement will not cancel, impair or reduce amounts payable under any such stop-loss insurance policy;

(v)               none of the Company, Sellers or any of their respective Affiliates sponsors, maintains, contributes to or has any liability under, nor has ever sponsored, maintained, contributed to or incurred any liability under a “registered pension plan” or a “retirement compensation arrangement,” each as defined under the Income Tax Act (Canada), a “pension plan” as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for Company Employees;

(vi)             all employee data necessary to administer each Benefit Plan is in the possession of the Company, Sellers or any of their respective Affiliates or their respective agents and is in a form which is sufficient for the proper administration of the Benefit Plan in accordance with its terms and all Laws and such data is complete and correct;

(vii)           subject to the requirements of applicable Laws, no provision of any Benefit Plan or of any agreement, and no act or omission of the Company, Sellers or any of their respective Affiliates in any way limits, impairs, modifies or otherwise affects the rights of the Company to unilaterally amend or terminate any Benefit Plan;

(viii)         there has been no amendment to, announcement relating to, or change in employee participation or coverage under, any Benefit Plan that would materially increase the annual expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year with respect to any Company Employee;

(ix)             none of the Benefit Plans requires or permits a retroactive increase in premiums or payments, or requires additional payments or premiums on the termination of any Benefit Plan or insurance contract in respect thereof, and the level of insurance reserves, if any, under any insured Benefit Plan is reasonable and sufficient to provide for all incurred but unreported claims; and

(x)               if intended to qualify for special tax treatment, each such plan complies in all material respects with all requirements for such treatment, and no circumstances exist that might give reason to any applicable Governmental Authority to revoke such treatment.

(e)               Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) (i) result in the accelerated vesting, funding or delivery of, or increase in any material respect the amount or value of, any payment or benefit to any Company Employee pursuant to the terms of any Benefit Plan or otherwise, (ii) limit or prohibit the ability to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or their related trusts, or (iii) require the funding of any trust or funding vehicle.  No amount paid or payable (whether in cash, in property, or in the form of benefits) in connection with the transactions contemplated by this Agreement (either solely as a result thereof or as a result of such transactions in conjunction with a Company Employee’s termination of employment after the Closing Date) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

Section 3.15        Taxes

(a)  Sellers have duly and timely filed or caused to be filed all Tax Returns required to have been filed with respect to the Business, the Purchased Assets and the Assumed Liabilities, and the Company and its Subsidiaries have duly and timely filed or caused to be filed all Tax Returns required to have been filed by them.  All such Tax Returns are true, complete and correct in all material respects.

(b)                Each of the Sellers has timely paid all Taxes required to have been paid with respect to the Business, the Purchased Assets and the Assumed Liabilities, and the Company and its Subsidiaries have timely paid all Taxes required to have been paid by them. The VIH Entities and each of their Subsidiaries have timely collected or withheld and timely paid to the appropriate Taxing Authorities (or, where such payment is not yet due, set aside in an account for such purpose) proper and accurate amounts for all Taxes required to have been collected or withheld under any applicable Tax Laws.

(c)               There are no Liens for Taxes upon any of the Purchased Assets or any assets of the Company or its Subsidiaries.

(d)                None of the Equity Interests or Purchased Assets to be sold pursuant to this Agreement is a “United States real property interest” as defined in Section 897(c) of the Code.

(e)               (i) The Company and its Subsidiaries do not own any shares, stock, partnership interests or equity interests in any other entity for Tax purposes, other than Cougar Properties; (ii) none of the Purchased Assets consists of any shares, stock, partnership or other equity interest in any entity for Tax purposes; (iii) the Company and its Subsidiaries are properly characterized as corporations for U.S. federal income Tax purposes, and neither Sellers nor any of their Affiliates have taken a position inconsistent with such treatment for U.S. federal Tax purposes; (iv) none of the VIH Entities or any of their Subsidiaries is a U.S. person within the meaning of Section 7701(a)(30) of the Code; and (v) no entity classification election pursuant to Treasury Regulation Section 301.7701-3(c) has been made with respect to the Company or any of its Subsidiaries.

(f)                There are no material Tax Proceedings presently pending with regard to any Tax Returns or Taxes of the Company or any of its Subsidiaries or relating to the Purchased Assets, Assumed Liabilities or the Business and no written notice has been received from any Taxing Authority of the expected commencement of such a proceeding.

(g)                There are no outstanding requests, agreements, consents, or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its Subsidiaries.

(h)               No claim with respect to the Company or any of its Subsidiaries has been made by a Tax authority in a jurisdiction where the Company or its Subsidiaries do not file Tax Returns that it is, or may be, subject to taxation by that jurisdiction.

(i)               The Company and its Subsidiaries are not parties to any contract with any person under which the Company and its Subsidiaries have agreed to share, or indemnify for, any Tax liability.

(j)                 The Company and/or its Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (A) change in method of accounting for a Pre-Closing Tax Period, (B) installment sale or open transaction or intercompany transaction made on or prior to the Closing Date or (C) prepaid amount received on or prior to the Closing Date.

(k)                 The Company and its Subsidiaries do not have any Liability for the Taxes of any Person under section 160 of the Tax Act, Treasury Regulation Section 1.1502-6 (or similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.  There are no tax sharing agreements to which any of the VIH Entities or any of their Subsidiaries is a party.

(l)               Reserves and provisions for Taxes accrued but not yet due on or before the Closing Date as reflected in the Financial Statements of the Company are adequate as of the date of the Financial Statements and are in accordance with GAAP.  No deficiencies for Taxes have been proposed, asserted or assessed against the Company or any of its Subsidiaries that are not adequately reserved against.  No material Tax liability of the Company and/or its Subsidiaries have been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business consistent with past practice.

(m)                 The Company has made available to Purchasers complete and correct copies of all Tax Returns that have been filed by it or any of its Subsidiaries as of the date hereof (except Tax Returns for periods in respect of which the applicable statutory period of limitations has expired) and copies of all its correspondence with Taxing Authorities.

(n)             The Company and its Subsidiaries are not, and have not been, passive foreign investment companies within the meaning of Section 1297 of the Code or controlled foreign corporations within the meaning of Section 957 of the Code.

(o)               All liabilities of the Company and/or its Subsidiaries in respect of Taxes have been assessed by the relevant Taxing Authority and notices of assessment have been issued for all taxation periods ending on or before December 31, 2009.

(p)               The Company and its Subsidiaries have not claimed a deduction with respect to an outlay or expense that may be considered unreasonable under the circumstances.

(q)               Except as specifically disclosed in writing to Purchasers, for purposes of the Tax Act or any other Law, there has never been a change of control of the Company or its Subsidiaries.

(r)               The Company and its Subsidiaries have not, directly or indirectly, transferred property to or supplied services to, or acquired property or services from, any Person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of such property or services.

(s)                 For all transactions between the Company (or any of its Subsidiaries) and any non-resident Person with whom the Company (or the relevant Subsidiary) was not dealing at arm’s length during a taxation year commencing after 1998 and ending on or before the Closing Date, the Company (or the relevant Subsidiary) has, on a timely basis, made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.  The Company has provided copies of all such records and documents to the Purchaser prior to the date hereof.

(t)                The Company and/or its Subsidiaries have not entered into any advance pricing agreement with any Taxing Authority.

(u)                 There are no circumstances which exist and would result in, or which have existed and resulted in, the application of any of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the taxation legislation of any province or any other jurisdiction, to the Company and/or its Subsidiaries at any time up to and including the Closing Date in respect of any transaction entered into.

(v)               The location of the Purchased Assets among the Provinces of Canada is as set out in Schedule 2.9.

(w)               The Company is duly registered for the purposes of the ETA having the registration number 12036 0276 RT0001.  Cougar Properties Ltd., the Company’s sole Subsidiary, is duly registered for the purposes of the ETA having the registration number 89207 6738 RT0001.  The Company and/or its Subsidiaries are not and have never been a financial institution within the meaning of the ETA.

(x)             Each of the Asset Sellers (other than VIH Helicopters) is registered for the purposes of the ETA having the registration numbers 13473 3856 RT0001 for VIH Aviation, 89614 6339 RT0001 for Kenlor, and 81512 2403 RT0001 for CGSCH.

(y)               Each of the Asset Sellers is carrying on a business or part of a business and the Purchased Assets sold by each such Asset Seller pursuant to this Agreement constitute all or substantially all of the property that may reasonably be considered to be necessary for Purchasers to carry on that business, or part, as a business.

(z)               None of the Sellers is a non-resident of Canada for the purposes of the Tax Act.

Section 3.16        Affiliate   Transactions

.  Except as related to (i) purchases and sales of goods and services and (ii) advances, repayments and advances of funds which will be repaid in full prior to or at Closing, in each case in the ordinary course of the Business, (a) there are no business arrangements, Liabilities or transactions between the Company or its Subsidiaries, on the one hand, and a VIH Entity or one of its Affiliates or Associates (except the Company or its Subsidiaries), on the other hand, and (b) no VIH Entity or Affiliate or Associates thereof or, to the Knowledge of Sellers, any executive officer or director of a VIH Entity or Affiliate or Associates thereof, possesses, directly or indirectly, any financial interest in, or is a director or executive officer of, any Person which is a client, supplier, customer, lessor or lessee of the Company, its Subsidiaries or the Business.  For purposes of this Section 3.16, a “financial interest” shall mean five percent (5%) or more of any class of securities of a Person.

Section 3.17        Brokers

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any VIH Entity.

Section 3.18        Employee Relations and Agreements

(a)  Schedule 3.18(a) contains a true and complete listing, as of the date hereof, of each Company Employee whose total annual compensation in 2011 or reasonably anticipated total annual compensation in 2012 is more than $100,000, his or her current rate of annual base salary or current wages, 2012 bonus target, job title, employment status, work location and credited service date, fiscal year 2011 bonus (if available), fiscal year 2010 bonus and date of hire and indicates which Company Employees are parties to an oral or written agreement with the Company. Except as disclosed in Schedule 3.18(a), Sellers are not parties to any agreements with past or present employees in connection with the Business. All written employment contracts with Company Employees are described in Schedule 3.18(a) and full and complete copies of such employment contracts have been provided to Purchasers. Except as disclosed in Schedule 3.18(a) or in the written employment contracts referred to therein, there are no written contracts of employment entered into with any Company Employees or any oral contracts of employment which are not terminable on the giving of reasonable notice in accordance with applicable Law.

(b)                All Liabilities in respect of Company Employees have or shall have been paid to the Closing, including wages, salaries and commissions, or fully provided for in the determination of Working Capital.

(c)               Sellers have taken prior to the date of this Agreement all actions required by Law to be taken prior to the date of this Agreement with respect to trade unions, work councils, employee representatives and employees in connection with the transactions contemplated by this Agreement, except for any failure which would not result in a Material Adverse Effect.

(d)                There is no labor strike, dispute, lock-out or stoppage pending or,

to the Knowledge of Sellers, threatened, against or affecting the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries have experienced any such strike, dispute, lock-out or stoppage within the past five (5) years.  To the Knowledge of Sellers, neither the Company nor any of its Subsidiaries have materially breached or otherwise failed to comply with the provisions of any collective bargaining agreement or contract with a union or employee representative and there are no written grievances outstanding against the Company or any of its Subsidiaries.  The Company and its Subsidiaries have in the past been and are in compliance in all material respects with applicable requirements of Law respecting employment, employment practices, employee classification, labor relations, safety and health, nondiscrimination, wages, hours and terms and conditions of employment.  The Company and its Subsidiaries have complied in all material respects with their payment obligations to all Company Employees in respect of all wages, salaries, commissions, bonuses, profit sharing, benefits, vacation pay and other compensation due and payable to such employees under any policy, practice, agreement, plan, program or applicable requirements of Law.

(e)               Neither the Company nor any of its Subsidiaries has made any agreements, whether directly or indirectly, with any labor union, employee representative, employee association or other similar entity or made commitments to or conducted negotiations with any labor union, employee representative, employee association or other similar entity with respect to any future agreements.

(f)                No union, employee association, works council or similar organization represents any Company Employees or has any bargaining rights with respect to such employees, acquired by either certification or voluntary recognition and, to the Knowledge of Sellers, no such organization is attempting to organize such employees, except as set out in Schedule 3.18(f).  Except as set out in Schedule 3.18(f), there are no outstanding labor tribunal proceedings of any kind, including any proceedings which could result in certification of a labor union as bargaining agent for the Company Employees, and there have not been any such proceedings within the last two (2) years.

(g)                All bonuses, commissions and other emoluments relating to the Company Employees are accurately reflected in all respects and have been accrued in the books and records of the Company.

(h)               Sellers have provided, or caused to be provided, to Purchasers (i) a valid and current Workplace Safety and Insurance Board Purchase or Clearance Certificate or the written equivalent in respect of the Company and the Business that confirms all of its workers compensation accounts are in good standing, and (ii) valid and current Workplace Safety and Insurance Board Clearance Certificates or the written equivalent for each of the contractors or subcontractors of Sellers or the Company relating to the Business that confirms all of their workers compensation accounts are in good standing.

Section 3.19            Title to Assets; Personal Property

(a)  The VIH Entities (i) own or have other legal rights to all of the Purchased Assets and all of the other assets, properties, Contracts, claims and rights held by the Company (collectively, the “Business Assets”) and (ii) have good title to the Purchased Assets and/or Business Assets owned by each of them respectively, in each case free and clear of all Liens, other than Permitted Liens.

(b)                Upon the delivery of and payment for the Purchased Assets and

Equity Interest at the Closing as provided for in this Agreement, the share certificates, stock powers, endorsements, assignments or such other instruments to be executed and/or delivered by Sellers to Purchasers at the Closing will be valid and binding obligations of such Seller, enforceable in accordance with their respective terms, and will effectively vest in Purchasers’ good and valid title to all the Purchased Assets and Equity Interests, free and clear of all Encumbrances except, solely with respect to the Purchased Assets, Continuing Permitted Encumbrances.

(c)               With respect to the Transferred Helicopters, Aircraft Equipment, Inventory and all personal or movable property that constitute Purchased Assets (the “Owned Personal Property”) (i) there are no outstanding options or rights of first refusal to purchase the Owned Personal Property, or any portion thereof or interest therein and (ii) the Owned Personal Property and the current use thereof comply with applicable Law.

(d)                With respect to the Transferred Helicopters, Aircraft Equipment and personal or movable property leased or subleased by or to the VIH Entities (the “Leased Personal Property”), (i) the lease or sublease agreement for such property is valid, legally binding, enforceable and in full force and effect, and true and complete copies of all such leases (including all related amendments, supplements, notices and ancillary agreements) have been made available to Purchasers, and none of the VIH Entities is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by the VIH Entities or permit termination, modification or acceleration by any third party thereunder, (ii) no third party has repudiated or has the right to terminate or repudiate any such lease or sublease agreement or any provision thereof, and (iii) none of the lease or sublease agreements has been assigned by the VIH Entities in favor of any Person.  To the Knowledge of Sellers, no counterparty to any foregoing lease or sublease agreement is in material default thereunder.  There are no Liens, other than Permitted Liens, on the leasehold or subleasehold interests to any Leased Personal Property.

(e)               The Equipment, Inventory, Aircraft Equipment and other items of tangible property included in the Purchased Assets are adequate for the uses to which they are being or anticipated to be put by the VIH Entities, and none of such Equipment, Inventory, Aircraft Equipment and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs (none of which has been delayed or deferred).

(f)                Schedule 3.19(f) sets forth all (i) Inventory, (ii) Aircraft Equipment and (iii) Equipment and other items of tangible property (whether or not included in the Purchased Asset), which are owned by the Company as of a date within five (5) Business Days prior to the date of this Agreement (or as of such date set forth therein), which schedule shall indicate the book value, location and serviceability of each item.  Schedule 3.19(f) shall be updated by the VIH Entities, concurrently with the delivery of the Estimated Working Capital, to reflect all (i) Inventory, (ii) Aircraft Equipment and (iii) Equipment and other items of tangible property (whether or not included in the Purchased Asset) owned by the Company as of the date of such delivery, which schedules shall indicate, for each of the scheduled assets, whether such asset will (A) constitute a Purchased Asset, (B) remain in the Company after Closing or be consumed in the ordinary course of the Business, or (C) be otherwise transferred (and specifying the reason for such transfer).

Section 3.20        Entire Business; Sufficiency of Assets

(a)                The Purchased Assets, upon conveyance in accordance with this Agreement and being made available to the Company pursuant to the Ancillary Agreements, when taken together with the assets, properties and rights held, directly or indirectly, by the Company and its Subsidiaries, will permit Purchasers and the Company, taken together, to conduct the operation of the Business in substantially the same fashion as it is now conducted.

(b)               The Asset Sellers do not have right, title and interest in, to and under any assets, properties, Contracts, claims and rights (in each case, whether real, personal or mixed, tangible or intangible and wherever located) relating to:

(i)                 any Intellectual Property used or held for use primarily in the Business;

(ii)               any Permits used or held for use primarily in the Business;

(iii)             all tangible personal property and interests, including any equipment, vehicles, machinery, tools, spare parts, furniture and other tangible personal property (collectively, “Equipment”) or any interests as lessees under leases relating to any leased Equipment (the “Equipment Leases”), in each case used or held for use primarily in the Business, provided, that, for the avoidance of doubt, Equipment does not include Inventory;

(iv)             any databases and software programs, source codes and user manuals used or held for use primarily in the Business;

(v)               any customer, vendor, supplier, contractor, and service-provider lists to the extent relating to the Business, and all files, documents and records (including billing, payment and dispute histories, credit information and similar data) to the extent relating to customers, vendors, suppliers, contractors or service-providers of the Business, and other business and financial records, files, books and documents (whether in hard copy or computer format) to the extent relating to the Business; or

(vi)             any advertising, marketing, sales and promotional materials relating primarily to the Business (collectively with the foregoing clauses (i) through (vi), the “Company-held Assets”).

Section 3.21        Customers and Suppliers

Schedule 3.21 sets forth a correct and complete list of the top ten (10) customers and top ten (10) suppliers of the Business (measured by revenue of the VIH Entities derived from customers of the Business, or total cost paid by the VIH Entities to suppliers of the Business, for the twelve (12) month period ended June 30, 2012).  To the Knowledge of Sellers, the relationships of the VIH Entities with such customers and suppliers are good commercial working relationships.  None of the VIH Entities has received written notice to the effect that any such customer or supplier intends to (a) cease or materially decrease purchasing from, contracting with or selling to a VIH Entity, as such customer or supplier has purchased from, contracted with or sold to such VIH Entity in the past, (b) materially adversely modify its relationship with any VIH Entity, or (c) materially alter any purchases from, contracts with or sales to any VIH Entity in the event of the consummation of the transactions contemplated by this Agreement.  To the Knowledge of Sellers, no such customer or supplier intends to cancel or otherwise substantially modify its relationship with the VIH Entities or to materially decrease or limit its services or supply of materials to the VIH Entities, or its usage or purchase of the services of any VIH Entity.

Section 3.22        Insurance

Schedule 3.22 lists all material insurance policies in effect as of the date of this Agreement (including all historic occurrence based policies written in the last five (5) years) which cover the Business, the VIH Entities (to the extent relating to the Business) or the Purchased Assets, together with a statement of policy number and coverage limits.  All insurance policies set forth in Schedule 3.22 are in full force and effect, are valid and enforceable and cover against the risks normally insured against by entities in the same or similar lines of business, and all premiums due thereunder have been paid.  In the last three (3) years, no VIH Entity (with respect to the Business) or Seller has received written notice of cancellation or termination, other than in connection with normal renewals, of any material insurance policies which cover the Business, the VIH Entities (to the extent relating to the Business) or the Purchased Assets, and no claim is pending as of the date of this Agreement under any insurance policy.  All certificates of insurance required by the relevant landlords and/or sublandlord pursuant to the Real Property Leases have been delivered and are in good standing.

Section 3.23        Third-Party Approvals

Except as provided for in Section 3.4 and in Schedule 3.4 and the Regulatory Approval, the execution, delivery and performance by the VIH Entities of this Agreement, the Ancillary Agreements and each other document, agreement or instrument to be executed and delivered by the VIH Entities pursuant to this Agreement, and the transactions contemplated by this Agreement and the Ancillary Agreements, do not require any consents, waivers, authorizations or approvals of, or filings by the VIH Entities with, any third Persons which have not been obtained.

Section 3.24        No Indebtedness

As of the Closing (except the Deferred Debt Repayment Option), and after giving effect to the transactions contemplated by this Agreement, including the repayment of Indebtedness from the proceeds of the Purchase Price with effect at the Closing (except the Deferred Debt Repayment Option) pursuant to the Debt Repayments and the Pre-Closing Reorganization, none of the Company or its Subsidiaries shall have, and none of the Transferred Helicopters or Real Property (to the extent a Purchased Asset) shall be subject to, any outstanding Indebtedness or Liens or capital lease obligations and the Company shall not be responsible for (or a guarantor or grantor of) any Indebtedness, Liens or capital lease obligations of any other Person, including any Indebtedness, advances, repayments and advance of funds between the Company, on the one hand, and Sellers and their Affiliates, on the other.  Schedule 5.10(a) sets forth a full and complete list of all Indebtedness outstanding relating to the Business, the Company and its Subsidiaries, the Transferred Helicopters and the Real Property (to the extent a Purchased Asset), as of a date not earlier than five (5) days preceding the date hereof.

Section 3.25        Aircraft Operations

(a)  With respect to each Transferred Helicopter, Schedule 3.25 sets forth (i) the manufacturer model, (ii) the manufacturer’s serial number, (iii) the Canadian registration mark (or other Governmental Authority registration number, if applicable), (iv) the vintage, (v) a statement as to whether the Aircraft is owned or leased from a third party, (vi) the VIH Entity that owns the Aircraft or leases the Aircraft from a third party, (vii) with respect to each engine on an Aircraft, the manufacturer, model number and serial number of such engine, (viii) the total number of flight hours accrued in the life of the aircraft and of each of such aircraft’s major components, and (ix) the information set forth in Exhibit H.

(b)                Each of the Transferred Helicopters is airworthy within the meaning of Part V of the CARS and Chapter 529 of the Airworthiness Manual.

(c)               Each of the Transferred Helicopters is properly registered on the Canadian Aircraft Registry and has a validly issued TCA standard certificate of airworthiness without limitations of any kind that is in full force and effect.  Each Transferred Helicopter is free and clear of all Liens (other than Permitted Liens) and will be as of the Closing free and clear of all Liens other than Continuing Permitted Liens.  All Transferred Helicopters have been, and are being, maintained in all respects according to applicable regulatory standards of the TCA and the maintenance program of the aircraft operator approved by the TCA.  All records for each Transferred Helicopter (including, where applicable, back to birth records) are correct and complete and, other than for Transferred Helicopter leased from a third party, currently in the possession of a VIH Entity.

(d)                Schedule 3.25 sets forth a correct and complete list, as of the date of this Agreement and to the extent relating to the Business, of (i) all Contracts (other than Excluded Assets) pursuant to which any VIH Entity may purchase or lease Aircraft or Aircraft engines, including the manufacturer and model of all Aircraft subject to each such Contract and (ii) all Contracts providing for the maintenance, service, storage, flight or handling of Aircraft or any Part (other than Excluded Assets).  Each VIH Entity is in compliance in all material respects with all of the Contracts set forth in Schedule 3.25 to which it is a party, and each such Contract is a valid and binding agreement of the applicable VIH Entity and is in full force and effect in accordance with its terms.

(e)               The Company is a “Canadian” as defined in Section 55(1) of the CTA and holds a valid and current Air Operator Certificate issued pursuant to Part VII of the CARs, a valid and current License (Domestic Service) issued pursuant to Section 61 of the CTA, a valid and current License (Non-Scheduled International Service) issued pursuant to Section 73 of the CTA and a valid and current Air Maintenance Operator Certificate IE: AMO.  Copies of all such Licenses and certificates have been previously provided to Purchasers.

(f)                Each VIH Entity is in compliance with all Laws applicable to Aircrafts to which it is subject.  No VIH Entity has received written notice since January 1, 2007 that alleges that such VIH Entity is not in compliance with any Law applicable to Aircrafts to which it is subject, including any voluntary disclosures, enforcement notices, letters of investigation and notices of violations or proposed penalties that have not been corrected, remedied or otherwise resolved.

(g)                (i) The Company has fully complied with all airworthiness directives of the TCA and service bulletins of the manufacturers approved by the TCA applicable to each Transferred Helicopter, (ii) each Transferred Helicopter has been operated in compliance with all applicable Laws, and (iii) the Aircraft Records are complete, current and accurate in all material respects.

Section 3.26        Regulatory   Approvals

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(a)            The value of the Purchased Assets and the assets of the Company as reflected on the financial statements of the applicable VIH Entity for its most recently completed fiscal year do not exceed C$330 million in the aggregate.

(b)               The Sellers and their affiliates do not have assets in Canada that exceed C$320 million in aggregate value, or gross revenues from sales in, from or into Canada, that exceed C$320 million, all as determined in accordance with Part IX of the Competition Act (Canada) and the Notifiable Transactions Regulations thereunder.

Section 3.27        Pre-Closing Reorganization

(a)                The Pre-Closing Reorganization shall not delay, impair or impede the completion of the transactions contemplated by this Agreement or the ability of Purchasers to obtain any financing required by them in connection with the transactions contemplated by this Agreement.

(b)               The Pre-Closing Reorganization shall not materially interfere in the operations of the Business.

(c)                The Pre-Closing Reorganization shall not require any filings with, notifications to or approvals of any Governmental Authority or third party (other than a notice to the Canadian Transportation Agency, and filing such Tax elections or notifications and pre-filings or pre-clearances with corporations branches or similar Governmental Entities, in each case as Sellers and Purchasers shall agree, acting reasonably, are necessary or advisable in the circumstances).

(d)               The Pre-Closing Reorganization shall not require the Company or any Subsidiary to contravene any applicable Laws, their respective organizational documents or any Contract under which a VIH Entity may have any Liabilities following the Closing.

Section 3.28        Solvency

                       Each of the VIH Entities is Solvent prior to, and after giving effect to, the transactions contemplated by this Agreement.  The Base Purchase Price will be sufficient to pay (i) all Indebtedness secured by a Lien on the Purchased Assets or owing or guaranteed by the Company or Cougar Properties, (ii) all Indebtedness of the VIH Entities the terms of which would otherwise be breached by the transactions contemplated hereby and (iii) all cash taxes payable in respect of the transactions contemplated hereby.

Article IV

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Except as set forth in the corresponding sections or subsections of the disclosure schedules delivered to Sellers by Purchasers at the time of entering into this Agreement (the “Purchasers Disclosure Schedules”), Purchasers represent and warrant to Sellers as follows:

Section 4.1            Organization and Qualification

Asset Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Delaware.  Share Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of British Columbia.  Real Estate Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of British Columbia.  Bristow is a corporation duly organized, validly existing and in good standing under the Laws of Delaware.

Section 4.2            Corporate Authority

(a)  Each of Purchasers and Bristow has all requisite corporate power and authority to execute and deliver this Agreement and, when executed and delivered by Purchasers and Bristow pursuant to this Agreement, the Ancillary Agreements, and to perform its obligations hereunder and thereunder.  The execution and delivery by Purchasers and Bristow of this Agreement, the Ancillary Agreements and each other document, agreement or instrument to be executed and delivered by Purchasers and Bristow pursuant to this Agreement, and the performance by each of Purchasers and Bristow of its obligations hereunder and thereunder, have been duly authorized by all requisite corporate action on the part of Purchasers and Bristow, and no additional corporate, partner or shareholder authorization or consent is required in connection with the execution, delivery and performance by Purchasers and Bristow of this Agreement or any of the Ancillary Agreements to which either may be a party.

(b)                This Agreement, and the Ancillary Agreements when executed and delivered by Purchasers and Bristow pursuant to this Agreement, assuming due execution and delivery of this Agreement and the Ancillary Agreements by each of the other Parties hereto and thereto, constitute valid and binding obligations of Purchasers and Bristow, as the case may be, enforceable against Purchasers and Bristow, as the case may be, in accordance with their respective terms.

Section 4.3            Non-Contravention

The execution, delivery and performance by Purchasers and Bristow of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, do not and will not (i) violate any provision of the certificate of incorporation, bylaws or other organizational documents of Purchasers or Bristow, (ii) conflict with, or result in a breach of, constitute a default under, result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchasers or Bristow under, or to a loss of any benefit of Purchasers or Bristow to which Purchasers or Bristow  are entitled under, any Contract to which Purchasers or Bristow are a party or by which any of their assets are bound, lease of real estate or license of Intellectual Property to which Purchasers or Bristow and any of their respective Subsidiaries are a party or are subject and (iii) assuming the accuracy of Section 3.4, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which Purchasers or Bristow are subject; except, with respect to clauses (ii) and (iii), for any violations, breaches, conflicts, defaults, restrictions, terminations, cancellations or accelerations that, individually or in the aggregate, would not result, and would not be reasonably likely to result, in a prohibition against, or a material delay in completing, all or any part of the transactions contemplated by this Agreement.

Section 4.4            Third-Party Approvals; Governmental Approvals

                        Except for (i) filings required under, and compliance with other applicable requirements of, the CTA,  and (ii) filings required under, and compliance with other applicable requirements of, any other applicable Competition Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement and the Ancillary Agreements by Purchasers or Bristow and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent or materially impede, delay or interfere with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.5            No Litigation

There is no action, claim, Governmental Order outstanding, suit, litigation, legal proceeding or arbitration pending or, to the knowledge of Purchasers or Bristow, threatened against Purchasers or Bristow by or before any Governmental Authority or arbitrator which, individually or in the aggregate, would result, or would be reasonably likely to result, in a prohibition against, or a material delay in completing, all or any part of the transactions contemplated by this Agreement.

Section 4.6            Financing

 The net proceeds of the Financing, if obtained, together with other financial resources of Purchasers (excluding the Minimum Liquidity), will, in the aggregate, be sufficient for the satisfaction of all of Purchasers’ and Bristow’s obligations under this Agreement, including the payment of any and all amounts required to be paid pursuant to Article II, and of all fees and expenses reasonably expected to be incurred by Purchasers in connection herewith.  Purchasers and Bristow are confident that Purchasers and Bristow will be able to obtain the financing required to complete the transactions contemplated by this Agreement.

Section 4.7            Knowledge of Purchasers

                        As of the date hereof, neither Purchasers, Bristow, nor any of their Affiliates have any actual knowledge that any representation or warranty of Sellers or the Company made in this Agreement is untrue or inaccurate in any material respect.  Purchasers and Bristow hereby acknowledge and agree that they and their Affiliates shall have no right or remedy hereunder based on the inaccuracy of any representation or warranty contained in Article III of which they had actual knowledge as of the date hereof.  “Knowledge” for the purposes of this Section 4.7 shall mean to the knowledge of those individuals listed on Section 4.7   of the Purchaser Disclosure Schedules.

Article V

COVENANTS

Section 5.1            Information and Documents

(a)  From and after the date of this Agreement and prior to the Closing, subject to Purchasers’ obligations under the Confidentiality Agreement, and subject to applicable Law and any applicable Governmental Order, upon reasonable advance notice to the VIH Entities, the VIH Entities shall permit Purchasers and their Representatives to have reasonable access, during regular normal business hours, to the Business, including the Real Property, the Company Employees, and the Purchased Assets (provided   that access to the Business, including the Real Property, the Business employees and the Purchased Assets may not be permitted unless the time and extent and nature of the access is approved in advance by a VIH Entity (which approval shall not be unreasonably withheld) and Purchasers and their Representatives are accompanied by an officer or employee of a VIH Entity designated by a VIH Entity for that purpose), and the assets, books and records of the VIH Entities relating to the Business located in the head office of the VIH Entities in Victoria, British Columbia, and shall make available to Purchasers such financial and operating data and other available information with respect to the Business as Purchasers shall from time to time reasonably request, including for purposes of the diligence review contemplated in Section 7.2(i).

(b)                If, at any time prior to the Closing, Sellers or the Company become aware of any fact or circumstance relating to any Purchased Asset or VIH Entity that would make the representations and warranties of Sellers contained in this Agreement untrue or misleading, or that would otherwise be reasonably likely to result in the non-satisfaction of any of the conditions in Article VII or Article VIII, Sellers and the Company agree to promptly notify Purchasers of such fact or circumstance, provided   that such notification shall not in any way affect (i) Purchasers’ rights to indemnification pursuant to Articles VI and Article VIII, or (ii) Purchasers’ right not to effect the Closing if any of the conditions set forth in Article VII are not satisfied at or prior to the Closing.

(c)               Sellers shall deliver to Purchasers, prior to the Closing, copies of all Aircraft Records relating to the Transferred Helicopters.

(d)                From the date hereof until the Closing, the VIH Entities shall deliver the reports and financial statements presented below, and in accordance with the terms provided below, to Purchasers:

(i)                 The Company shall prepare monthly management reports including a consolidated balance sheet, an income statement and cash flow statement showing the financial position (including profits and losses) of the Company and its Subsidiaries and deliver such reports to Purchasers within fourteen (14) days following the end of the applicable month.  Such consolidated monthly reports shall be prepared in accordance with GAAP.

(ii)               The Company shall prepare quarterly consolidated financial statements including balance sheets, income statements and cash flow statements of the Company and its Subsidiaries for each of their four quarters in accordance with GAAP and deliver such financial statements to Purchaser within twenty-eight (28) days following the end of the applicable quarter.  The notes to the financial statements required in accordance with GAAP may be omitted.  The quarterly consolidated financial statements shall be subject to a limited review by the independent public accountants of the Company, which limited review shall be completed within twenty-eight (28) days following the end of the applicable quarter.

Section 5.2            Conduct of Business

(a)  From and after the date of this Agreement to the earlier of (i) the termination of this Agreement and (ii) the Closing Date, except (A) as set forth on Schedule 5.2(a) or as otherwise required by this Agreement, or (B) as Purchasers shall otherwise consent to in writing, Sellers covenant and agree that they shall cause the VIH Entities, in each case with respect to the Business, (I) to operate and maintain the existing assets of the Business in the ordinary course of business consistent with past practice, (II) to use commercially reasonable efforts, consistent with existing practices, to keep available the services of employees and preserve relationships with all customers, suppliers, licensors, licensees, distributors and creditors of the Business, (III) to keep in full force and effect all material insurance policies maintained by the VIH Entities, other than changes to such policies made in the ordinary course of business consistent with past practice and (IV) to:

(i)                 not sell, lease, license, abandon or otherwise dispose of any assets used or held for use in the Business or any Purchased Assets, except (A) Excluded Inventory, and (B) equipment and tooling with a book value of not more than $320,000, located in the Sellers’ facilities in Barrow, Alaska and Galliano, Louisiana (provided   that Sellers shall provide at the Closing a list of all such Inventory and other assets disposed of under these clauses (A) and (B)) or (C) pursuant to the transactions contemplated by this Agreement;

(ii)               (A) not accelerate any vesting of compensation or benefits or pay any compensation or benefits not otherwise due to Company Employees or enter into, adopt or amend any Benefit Plan (including any employment agreements), other than as required by applicable Law; (B) not increase or enhance the compensation or benefits of any Company Employees, other than, following notice to Purchasers, as required by applicable Law or pursuant to the terms of any Contract as in effect on the date of this Agreement; (C) not (I) transfer any Company Employee to another branch, facility or office of Sellers or any of their respective Affiliates or (II) transfer any employee of Sellers or any of their respective Affiliates who, as of the date hereof, is not a Company Employee to the Company; and (D) not (I) hire any employee for the Company other than in the ordinary course of business consistent with past practice, including, with respect to the type of position filled and the compensation and benefit levels or (II) terminate any Company Employee, other than in the ordinary course of business consistent with past practice in accordance with existing personnel policies and procedures of the Company;

(iii)             not change, amend or restate the articles of incorporation, certificate of formation or incorporation, limited partnership agreement, operating agreement or bylaws (or similar governing documents) of any VIH Entity, except the Articles Amendment;

(iv)             except pursuant to the Company Recapitalization, (A) not authorize for issuance, issue, sell or deliver or agree or commit to issue, sell or deliver (I) any shares of, or other equity or voting interest in, the Company, or (II) any securities convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of, or other equity or voting interest in, the Company and (B) not effect any reorganization or recapitalization;

(v)               (A) not make capital expenditures (or commitments for any capital expenditures) except (A) in accordance with the amounts budgeted for capital expenditures in the Business’s 2012 annual budget (which Sellers have provided to Purchasers prior to the date hereof) and during the time periods set forth therein, as set forth in Schedule 5.2(a)(v), and (B) up to $100,000 in the aggregate on maintenance capital expenditures in the ordinary course of business consistent with past practice;

(vi)             not merge with, enter into a consolidation with or acquire any interest in any Person or acquire substantially all of the assets or business of any Person;

(vii)           not permit or allow any Purchased Asset or any asset of any VIH Entity to be subjected to any Lien, other than Permitted Liens or Liens that will be released at or prior to and with effect at the Closing;

(viii)         not enter into, modify, extend or terminate any Material Contract other than in the ordinary course of business or enter into any Contract that would be a Material Contract if in existence on the date of this Agreement;

(ix)             except in the ordinary course of business consistent with past practice, not enter into any transaction, Contract or commitment that would constitute an Assumed Liability;

(x)               not write off as uncollectible any material notes or material accounts receivable of the Company or assets that would constitute a Purchased Asset;

(xi)             not settle any material claim or waive any material right (it being understood and agreed that any claim seeking injunctive, equitable or other non-monetary remedies shall be deemed material for purposes of this Section 5.2(a)(xi)) or settle any claims or waive any rights with a value exceeding $10,000 individually or $100,000 in the aggregate;

(xii)           except as required by applicable Law, not enter into or amend any collective bargaining agreement or agreement with employee representatives and not establish or amend any analogous workforce commitments under applicable Law;

(xiii)         except in the ordinary course of business consistent with past practice, not incur any Indebtedness (other than (i) in respect of letters of credit issued in the ordinary course of business consistent with past practice and not to exceed $100,000 in the aggregate or (ii) Indebtedness to an Affiliate which shall be repaid in full prior to or at Closing) or guarantee the Liabilities or obligations of any other party other than a Seller or the Company (provided   such Liabilities and obligations are incurred in the ordinary course of business consistent with past practice and otherwise in accordance with this Agreement);

(xiv)         not enter into, modify or terminate any transaction with any other Affiliate or Associate of Sellers or Sellers’ ultimate parent company, other than (x) for the sale or purchase of goods or services in the ordinary course of business or (y) the advance, repayment and advance of funds which shall be repaid in full prior to or at Closing, in each case in the ordinary course of business consistent with past practice;

(xv)           not manage payables, receivables (including intercompany payables or receivables) or working capital in any manner other than in the ordinary course of business consistent with past practice, and in any event in accordance with any requirements under any third-party Contracts;

(xvi)         not change accounting policies or manner of keeping books and records, except as required by applicable Law or GAAP;

(xvii)       not adopt any plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, reorganization or winding-up of any VIH Entity or reorganize, amalgamate or merge any VIH Entity with any other

Person; and

(xviii)     except in the ordinary course of business consistent with past practice, not execute, amend or renew any Contract or letter of intent (whether or not binding) or other legally binding commitment, whether or not in writing, to do any of the foregoing.

(b)               During the period from the date of this Agreement until the earlier of (i) the date this Agreement is terminated in accordance with its terms and (ii) the Closing Date, neither Party shall take any action or omit to take any action for the purpose of directly or indirectly preventing, materially delaying or materially impeding (or that would reasonably be expected to prevent, materially delay or materially impede) the consummation of the transactions contemplated by this Agreement, permit or cause any of its Subsidiaries or Affiliates to do any of the foregoing or agree or commit to do any of the foregoing, or agree in writing or otherwise to take any of the foregoing actions.

(c)                The VIH Entities shall be permitted to take actions otherwise prohibited by Section 5.2(a)(iii), (iv), (vi)   and (xvii), to the extent necessary to consummate the Pre-Closing Reorganization and as set forth in Exhibit J hereto, provided   that, (i) such actions shall not cause any of Sections 3.27(a) through  (c)   to be inaccurate, and (ii) the VIH Entities shall not take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences resulting to, the Company or any of its Subsidiaries, the Business, the Purchased Assets, or the Assumed Liabilities, in each case that would not have been imposed or would not have resulted but for the consummation of the Pre-Closing Reorganization or any portion thereof.

(d)               To the extent any Inventory (other than Excluded Inventory) is consumed or disposed of, Sellers shall replenish such Inventory at the Company, such that, at the time of Closing, the Company shall own Inventory similar to that included in the Inventory set forth in Schedule 3.19(f)(i) (other than Excluded Inventory) having an aggregate replacement cost based upon the Sikorsky/HSI 2012 price list of not less than US$14 million (which calculation shall exclude the value of any Inventory which is in unserviceable condition at the time of Closing).  Purchasers shall have a right to inspect and audit the contents and serviceability of such Inventory after the Closing Date to ensure the conformity of such Inventory with Schedule 3.19(f).

(e)                Prior to or at Closing, the VIH Entities shall perform a reconciliation of all Consigned Inventory of the Company with the vendors providing such Consigned Inventory, and shall obtain from such vendors a confirmation that the vendors’ records of such Consigned Inventory match the Consigned Inventory actually in the possession of the Company, including in terms of type, specification, location, serviceability and value and that the Company shall not owe any further Liability to any such vendor post-Closing in respect of such Consigned Inventory.

Section 5.3            Efforts; Certain Governmental Matters

                       (a)  Upon the terms and subject to the conditions in this Agreement, each of the Parties agrees to cooperate and to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, in the most expeditious manner practicable, including the satisfaction of the respective conditions set forth in Article VII.  With respect to the determination of the Canadian Transportation Agency Approval contemplated by Section 7.1(a), or any other approvals or determination by any Governmental Authority, the Parties agree to use commercially reasonable efforts to take such action as is necessary to obtain such determination; provided, however, that Purchasers shall not be required to take any actions to the extent that such actions would (i) adversely affect the economic benefits that Purchasers anticipate from the consummation of the transactions contemplated in this Agreement or any of the Ancillary Agreements, (ii) adversely affect the governance rights and privileges that Purchasers would have in the Company and/or its Subsidiaries upon the consummation of this Agreement and the Ancillary Agreements or (iii) require Purchasers or their Affiliates to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber, before or after the Closing, any assets, licenses, operations, rights, services, businesses or interests of Purchasers or their Affiliates (and no such approval shall be deemed obtained for purposes of Article VII if any such actions are required as a condition to obtaining such approval, unless otherwise consented to by Purchasers).  Each of the Parties shall use its commercially reasonable efforts to obtain any and all Permits and any and all licenses, consents and approvals of all third parties as are necessary to the consummation of the transactions contemplated by this Agreement.  All fees and expenses incurred by the Parties in connection with obtaining such Permits and such licenses, consents and approvals shall be borne by the Party incurring such costs and treated in accordance with Section 10.7.  Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall require Purchasers to arrange or obtain Financing that is not Acceptable Financing.

(b)                Without limiting the generality of the foregoing, Purchasers and Sellers shall, as soon as reasonably possible, but no later than fifteen (15) Business Days after the date of this Agreement, make any required filings with the Minister of Transport, Infrastructure and Communities and with the Canadian Transportation Agency pursuant to the CTA in each case with respect to the transactions contemplated by this Agreement and the Ancillary Agreements. Sellers and Purchasers shall equally share all filing fees required by this Section 5.3(b).

(c)               Each of the Parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the CTA or any Competition Laws.  Each of the Parties shall (i) promptly notify the other Parties of any written communication to that Party from any Governmental Authority located in Canada and, to the extent practicable, outside of Canada and, subject to applicable Law and privilege or confidentiality concerns, if practicable, permit the other Parties to review in advance any proposed written communication to any such Governmental Authority and incorporate the other Parties’ reasonable comments, (ii) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated by this Agreement unless, to the extent reasonably practicable, it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend, and (iii) furnish the other Parties with copies of all correspondence, filings and written communications between them and their Affiliates and their respective Representatives on the one hand and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

(d)                In the event any claim, action, suit, investigation or other proceeding is commenced which threatens or questions the validity or legality of this Agreement or the transactions contemplated by this Agreement or seeks damages in connection therewith, the Parties agree to cooperate and use their respective commercially reasonable efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use their respective commercially reasonable efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated by this Agreement.

Section 5.4            Employee Matters

(a)                During the one (1) year period commencing on the Closing Date, VIH Aviation shall, or shall cause its Affiliates to, provide to each Company Employee as of immediately prior to the Closing Date employee benefits under Benefits Plans (other than any incentive compensation and equity-based compensation) that are, in the aggregate, no less favorable than the employee benefits under Benefits Plans (other than any incentive compensation or equity-based compensation) provided to such employee immediately prior to the Closing Date, in accordance with the intercompany allocation of expenses for such employee benefits under Benefits Plans in existence as of the date hereof, with such modifications as approved pursuant to the Shareholders Agreement.

(b)               Sellers and their Affiliates shall make reasonable efforts to keep Purchasers informed of the status of any ongoing collective bargaining negotiations with any trade union or Person between the date hereof and the Closing Date and shall provide Purchasers with copies of all documents tabled by either party in the course of such collective bargaining negotiations (including, without limitation, any proposed collective agreements), as soon as practicable (but in no event later than five (5) days following Sellers’ or their Affiliates’ receipt of such documents) during said designated period.

(c)                The provisions of this Section 5.4 are solely for the benefit of the parties to this Agreement, and no Company Employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement as a result of this Section 5.4.  In no event shall any provision of this Section 5.4 be deemed to create or amend any employee benefit plan or to create any enforceable rights under any such Benefit Plan.

Section 5.5            Bulk Transfer Laws

Purchasers acknowledge that the VIH Entities have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws.  Sellers shall indemnify Purchasers for all Liabilities resulting from non-compliance with any such Laws.

Section 5.6            Post-Closing Information

For a period of six (6) years following the Closing (or, with respect to Tax matters, until the expiration of the applicable limitation period referred to in Section 6.9 upon reasonable written request delivered to a Party, such Party shall, and such Party shall cause its applicable Affiliates to, (a) afford to the other Parties and their Representatives reasonable access during regular normal business hours to the properties, books and records and employees of such Party and its applicable Affiliates with respect to the VIH Entities, the Purchased Assets to the extent necessary to prepare or defend any judicial or administrative proceeding related to the VIH Entities, the Purchased Assets or the Business, or to enable such Parties and their Representatives to satisfy their financial reporting and tax planning and preparation obligations and (b) preserve copies of such books and records.  From and after the sixth (6th) anniversary of the Closing (or, with respect to Tax matters, the expiration of the applicable limitation period referred to in Section 6.9), no Party shall be obligated to preserve copies of such books and records, other than such books and records with respect to which the other Parties have requested a copy on or prior to such sixth anniversary, in which case such copies shall be provided to the requesting Parties at such requesting Parties’ cost.

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Section 5.7            Insurance

(a)  Sellers and the Company agree that all claims with respect to insured events, facts or circumstances occurring prior to the Closing shall be administered in accordance with the terms of Sellers’ and the Company’s policies and coverage applicable to such claims and that Sellers shall pay any costs of deductible and self-insured retentions and additional premiums related to such policies and coverage.  Presently pending claims under any such insurance policies are set forth on Schedule 5.7.  Any monies received by a Seller or any Affiliate of a Seller (other than the Company if such claim was against the Company) after the Closing as a result of such a claim shall be promptly paid over to Purchasers.  For a period of five (5) years from and after the Closing, Sellers and their Affiliates shall keep Purchasers reasonably informed, upon the request of Purchasers, of information relating to insured losses, insured damages or other insured Liabilities related to the pre-Closing occurrences of the Business and the Purchased Assets, and Purchasers shall have the benefits of coverage under all insurance policies which, as of or prior to the Closing, covered the Company, the Business or the Purchased Assets, with respect to insured events occurring before the Closing.

(b)                Sellers and their Affiliates shall cooperate and use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to file and pursue claims with respect to the matters described in Section 2.2(g), in each case as Purchasers may reasonably request.  Each of Sellers and each of their Affiliates agree that any recoveries from such claims shall be (i) promptly delivered to Purchasers upon receipt thereof by Sellers or any of their Affiliates or (ii) paid directly to Purchasers by the applicable insurer.  Neither Sellers nor any of their Affiliates shall take any action (or fail to take any action) that would materially prejudice Purchasers’ right to recovery under the policies set forth in Schedule 3.22.

Section 5.8            Intercompany Accounts

All intercompany (a) accounts between Sellers or any of their Affiliates or Associates (other than the Company or its Subsidiaries), on the one hand, and the Company or its Subsidiaries, on the other hand, shall be settled (by payment, set off or contribution to share capital or otherwise) at the Closing without continuing Liability to the Company; (b) Indebtedness between Sellers or any of their Affiliates or Associates (other than the Company or its Subsidiaries), on the one hand, and the Company or its Subsidiaries, on the other hand, shall be settled (by payment, set off or contribution to share capital or otherwise) at the Closing without continuing Liability to the Company; and (c) Contracts between Sellers or any of their Affiliates or Associates (other than the Company or its Subsidiaries), on the one hand, and the Company or its Subsidiaries, on the other hand, shall be terminated without liability on or prior to the Closing, other than as set forth in Schedule 5.8 or, in the case of clauses (a) and (c), for the purchase or sale of goods and services in the ordinary course of business consistent with past practice which are terminable by the Company with less than 30 days’ notice to the applicable Seller or Sellers’ Affiliate or Associate after the Closing.

Section 5.9            Indemnification of Officers and Directors

Sellers shall indemnify and hold harmless Purchasers, their Affiliates and the Company from and against any and all indemnification or similar obligations arising with respect to periods prior to the Closing under the articles of incorporation or other comparable organizational documents of the Company or its Subsidiaries or any indemnification agreements (the “Indemnity Provisions”) with respect to claims asserted by third parties (other than Purchasers or any of their Affiliates) against any individuals who were present or former managers, members, directors, officers, employees or agents of the Company or its Subsidiaries at or prior to the Closing and which claims are subject to the Indemnity Provisions.

Section 5.10        Financing

(a)  On or prior to the Closing Date, except with respect to the Indebtedness under the April Loan Agreement, the VIH Entities shall pay in full and terminate any outstanding Indebtedness, and any obligations or Liens relating to such Indebtedness, relating to the Transferred Helicopters  (the “Helicopter Debt”) and the other Purchased Assets (and terminate all Liens associated therewith so as to convey the Transferred Helicopters and the other Purchased Assets to Purchasers on a debt-free, Lien-free basis), and relating to the Company (all of which Indebtedness shall be  specified on Schedule 5.10(a)), and, in any case pay any and all costs, fees, principal, premium, interest or other expenses or charges arising from or associated with the extinguishment of such Indebtedness and related Liens (the “Debt Repayments”).  Unless otherwise consented to by Purchasers, Sellers shall effect the Debt Repayments by (A) directing Purchasers to pay, to the full extent necessary to effect the Debt Repayments, portions of the Base Purchase Price to the holders of such Indebtedness in amounts confirmed in writing by such holders as sufficient to repay such Indebtedness and (B) obtaining letters and undertakings from holders of such Liens undertaking to discharge and release such Liens upon payment of the Indebtedness secured thereby and stipulated by such holders in such letters and undertakings.  In the event that insufficient funds are available at Closing from the Base Purchase Price to satisfy all outstanding Indebtedness as a result of such funds being held by the Aircraft Escrow Agent, Seller shall be permitted to defer its obligation to effect the Debt Repayment with respect to each piece of Helicopter Debt to the extent necessary until the Delivery and release of the funds held by the Aircraft Escrow Agent with respect to the Transferred Helicopter related to such Helicopter Debt, and shall irrevocably direct the Aircraft Escrow Agent to pay all funds released from the Aircraft Escrow Account directly to the holders of such Helicopter Debt, until the Debt Repayments are effected in full (the “Deferred Debt Repayment Option”).

(b)                Purchasers and Bristow shall use their commercially reasonable efforts to arrange and obtain debt financing as soon as reasonably practicable after the receipt of the earlier of (x) any preliminary written ruling, decision or order from the Canadian Transportation Agency indicating that the Canadian Transportation Agency Approval is reasonably likely to be granted or (y) the final Canadian Transportation Agency Approval, taking into account the anticipated timing of the Closing and Purchasers commercial judgment, acting in good faith, (i) resulting in net proceeds in an amount that, when funded, together with available cash resources of Bristow and its Subsidiaries (excluding cash or availability under their revolving credit facility of at least $200 million (the “Minimum Liquidity”)), is at least equal to the anticipated

Base Purchase Price, (ii) on terms that are substantially consistent with and no less favorable to Purchasers, in Purchasers’ good faith commercial judgment, than the terms set forth in Purchasers Financing Term Sheet (including having an interest rate no higher than that set forth in the Purchasers Financing Term Sheet) and (iii) that is permitted under the terms of Purchasers’ and Bristow’s other Indebtedness existing as of the date hereof (it being understood and agreed that Purchasers and Bristow require an amendment to the Bristow Credit Agreement to permit the transactions contemplated hereby and the required financing associated therewith) (the “Acceptable Financing” and any of Purchasers’ financing for the transactions described in this Agreement, the “Financing”); provided   that notwithstanding anything to the contrary contained herein, nothing in this Agreement shall require Purchasers or Bristow to arrange or obtain Financing that is not Acceptable Financing.

(c)               In furtherance of the foregoing covenant, if Acceptable Financing is available to Purchasers, Purchasers hereby agree to use their commercially reasonable efforts (i) to negotiate and enter into definitive agreements with respect to such Acceptable Financing which are otherwise reasonably acceptable to Purchasers, (ii) to satisfy on a timely basis all conditions applicable to such Acceptable Financing in such definitive agreements, and (iii) if financing is available to Purchasers that is Acceptable Financing, to use commercially reasonable efforts to consummate the Acceptable Financing at or prior to the Closing.

(d)                Prior to the Closing, the VIH Entities shall, and shall cause their respective Representatives to, as promptly as reasonably practicable, provide to Purchasers such cooperation reasonably requested by Purchasers to the extent necessary, proper or advisable in connection with the Financing, including:  (i) participating in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies; (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, including execution and delivery of customary representation letters in connection with bank information memoranda; (iii) furnishing Purchasers and their financing sources with the financial statements and other information regarding the VIH Entities as reasonably requested by Purchasers or any potential financing source (such information in this clause (iii), the “Required Information”); (iv) cooperating with and assisting Purchasers in obtaining customary accountants’ comfort letters including “negative assurance” comfort and consents of accountants for use of their reports in any materials relating to the Financing, legal opinions, appraisals, surveys, title insurance and other customary documentation and items relating to Acceptable Financing as reasonably requested by Purchasers; (v) executing and delivering, as of the Closing, any pledge and security documents, other definitive financing documents, or other certificates or documents, as may be reasonably requested by Purchasers (including a certificate of the chief financial officer of any VIH Entity with respect to solvency matters) and otherwise reasonably facilitating the pledging of collateral (including cooperation in connection with the pay-off of existing indebtedness and the release of related Liens in accordance with their respective terms); (vi) taking commercially reasonable actions necessary to (A) permit the prospective lenders involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing and (B) establish, effective as of the Closing, bank and other accounts and blocked account agreements and lock box arrangements in connection with the Financing; (vii) taking all corporate actions, subject to the Closing, reasonably requested by Purchasers that are necessary or customary to permit the consummation of the Acceptable Financing and to permit the proceeds thereof, to be made available to Purchasers on the Closing Date, to consummate the transactions contemplated by this Agreement.  The VIH Entities shall notify Purchasers of any material error, mistake or omission in the Required Information or the other information provided pursuant to this Section 5.10(d) that they become aware of and if requested by Purchasers shall use their commercially reasonable efforts to promptly correct such error, mistake or omission.

(e)               Nothing in this Section 5.10 shall require the Company or any Seller to (a) pay any commitment, consent or other similar fee or incur any other liability in connection with any such financing prior to the Closing that is not advanced or substantially simultaneously reimbursed by Purchasers, (b) take any action or do anything that would (i) contravene any applicable Law, (ii) contravene any Contract of the Company or any Seller that relates to borrowed money or the leasing or use of any Aircraft that has been disclosed to Purchasers in writing prior to the date of this Agreement or (iii) is reasonably likely to impair or prevent the satisfaction of any condition set forth in Article VII, (c) commit to take any action that is not contingent on the consummation of the transactions contemplated by this Agreement at the Closing, or (d) disclose any information (except for financial statements and information customarily provided in connection with transactions similar to the Financing) that in the reasonable judgment of the Company or any Seller would result in the disclosure of any trade secrets or similar confidential and proprietary information or violate any obligations of the Company or any Seller or any other person with respect to confidentiality, in either case without an executed confidentiality agreement in customary form binding on the recipient of such information. The Purchasers agree to indemnify the Company and Sellers and their respective officers, directors and employees from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with any request by Purchasers made hereunder and for any alleged misstatement or omission in any information provided hereunder at the request of Purchasers (other than information provided by the VIH Entities and relating to the VIH Entities or the Purchased Assets). Purchasers shall promptly upon request by the Company and from time to time pay to or reimburse the Company and Sellers for all reasonable documented out-of-pocket costs and expenses incurred by the Company or any Seller and their respective advisors, agents and representatives in connection with any of the actions contemplated by this Section 5.10, including, if this Agreement is terminated by Purchasers, in connection with any unwinding or similar transactions by the Company or its subsidiaries required as a result of actions taken pursuant to this Section 5.10. Nothing contained in this Section 5.10 or otherwise shall require the Company to be an issuer or other obligor with respect to the Financing prior to the Closing.

Section 5.11        Exclusive Dealings

Except in connection with the Pre-Closing Reorganization, Sellers shall not, without the prior written approval of Purchasers, (a) sell, dispose of or otherwise convey (including through any merger, consolidation, equity transfer, assignment or otherwise) their right, title or interest in and to any equity interests in the Company or any Purchased Assets or permit any of the VIH Entities to sell, dispose of or otherwise convey (including through any merger, consolidation, equity transfer, assignment or otherwise) any equity interests in the Company or any Purchased Assets, or (b) enter into, conduct or continue any discussions or negotiations with any other party relating to the sale of their right, title or interest in and to any equity interests in the Company or any Purchased Assets.

Section 5.12        Technical Inspection

The Parties acknowledge that the Transferred Helicopters will be made available to Purchasers for a technical inspection (the “Technical Inspection”) with such inspection performed at the location at which a Helicopter is used in the operations of the Business, at any time prior to the Closing.  The Technical Inspection work scope desired by Purchasers shall be defined by Purchasers, subject to approval of Sellers, with such approval not to be unreasonably withheld so long as the work scope for any Helicopter is not more onerous than the regulatory requirements of the TCA or the operating specifications of the manufacturer of the Helicopter.  For avoidance of doubt, Sellers acknowledge that the procedures outlined in the “Bristow S-92 Pre-Buy Inspection Guide” previously provided to Sellers are acceptable.  For greater certainty the Technical Inspection shall be performed in accordance with the Company’s approved maintenance program or as the Parties may otherwise agree but shall not include any actions requiring the disassembly or removal of any Aircraft Equipment or the opening of any skins or panels, other than normal inspection panels. The Technical Inspection shall include a detailed visual inspection of the Transferred Helicopters and a video borescope (hot and cold section) of the engines and an inspection for corrosion.

Section 5.13        Acceptance Flight

(a)  Purchasers shall be entitled, at Sellers’ expense, to carry out an acceptance flight (the “Acceptance Flight”) in order to verify that the Transferred Helicopters comply with the Delivery Condition.  The Acceptance Flight shall take place at the location at which a Helicopter is used in the operations of the Business and at a time to be agreed between the Parties within fifteen (15) Business Days prior to the anticipated Closing Date.

(b)                The Acceptance Flight shall not materially interfere with the use of a Helicopter in the operations of the Business be for no more than one (1)  hours with not more than three (3) of Purchasers’ representatives as on-board observers; provided   that only one (1) such observer shall be allowed in the cockpit at any one time; and provided, further   that the Company and the Purchasers will cooperate in good faith to facilitate Purchasers’ ability to conduct the Acceptance Flights.  At all times during the Acceptance Flight, Sellers’ flight crew shall be in control of the Transferred Helicopters and the Acceptance Flight shall be conducted at Sellers’ risk.  No procedures to be followed during the Acceptance Flight shall be undertaken which are not in the normal day to day operation of the Helicopter in the Business unless agreed between Sellers and Purchasers prior to undertaking such flight (with Sellers’ consent not to be unreasonably withheld).  If, after completion of the Technical Inspection and the Acceptance Flight, there are discrepancies in respect of, or failures of, the Transferred Helicopters to meet the Delivery Condition (collectively, “Discrepancies”), Sellers shall, at Sellers’ sole cost and expense, rectify the Discrepancies prior to the Closing unless otherwise mutually agreed by the Parties.  The Parties acknowledge and agree that corrosion of the Transferred Helicopters or any part thereof (beyond corrosion acceptable in the manufacturer’s maintenance manuals) shall constitute a defect of the Transferred Helicopters. If the Technical Inspection or Acceptance Flight reveals the presence of corrosion (beyond corrosion acceptable in the manufacturer’s maintenance manuals) and Purchasers are, in their sole and absolute discretion, of the opinion that such corrosion affects, or is likely to affect, the airworthiness of the Transferred Helicopters, Purchasers shall promptly notify Sellers thereof and upon such notification the Parties shall consult in good faith with each other to reach agreement on how the rectification of such corrosion should be performed and who will bear the cost for such rectification.

(i)                 If the Parties are unable to reach agreement within seven (7) days from the commencement of such consultation, Purchasers may, by written notice to Sellers, designate, based on Purchasers’ reasonable estimate, all or a portion of the Purchase Price allocable to such Transferred Helicopter to be set aside and retained by Purchasers (the “Repairs Holdback”), which amount shall be used by Purchasers or its Affiliates to fund the amount of any repairs necessary to bring the affected Transferred Aircraft to Delivery Condition, with such repairs to be performed post-Delivery of such Transferred Aircraft by Purchaser or its Affiliates (and any shortfall between the amount of the Repairs Holdback and the actual repair costs to be at Sellers’ expense).  If Purchaser exercises its right pursuant to the preceding sentence, then the condition relating to the affected Transferred Helicopter being in Delivery Condition shall be deemed waived for purposes of Section 2.12, provided, that if the defect in the Delivery Condition is so substantial that it would be unsafe to effect Delivery at the Delivery Location with respect to the Transferred Aircraft, then Delivery shall not occur and the parties shall cooperate to remedy the defects (with the Repairs Holdback funds and otherwise at Sellers’ expense) and effect Delivery at a later date to be agreed by the Parties.

(c)               After the Technical Inspection and Acceptance Flight, Purchasers shall execute the Technical Acceptance Certificate certifying that Purchasers have examined and investigated the Aircraft and listing any Discrepancies, which Seller shall rectify pursuant to Section 5.13(a).  After such Discrepancies are rectified, Purchasers shall be entitled to perform, at Sellers’ sole cost and expense, a further Technical Inspection and, if requested by Purchasers, Sellers shall, at Sellers’ sole cost and expense, perform a further Acceptance Flight to verify the correction or repair of the Discrepancies.  Subject to Sellers’ correction or repair (all at Sellers’ cost and expense) of the Discrepancies or execution of a Technical Acceptance Certificate absent any Discrepancies, Purchasers shall execute an Acceptance Certificate with respect to such Transferred Helicopter, provided   that the actual Delivery of such Transferred Helicopter shall not occur until the satisfaction of all other conditions to such Delivery set forth in this Agreement.  If Sellers and Purchasers cannot agree on the Discrepancies or their correction or repair, Purchasers may, by written notice to Sellers, designate, based on Purchasers’ reasonable estimate, a Repairs Holdback and remedy the defects pursuant to the procedures of Section 5.13(b)(i).

(d)                In addition to its obligations under Article VIII, Sellers shall reimburse the Company for any actual losses in revenue (excluding any hourly flight charges) and contractual penalties resulting from the inoperability of the affected Transferred Helicopter during the time period after Closing that such Transferred Helicopter is being repaired pursuant to Section 5.13(b) and (c).

Section 5.14        Title and Risk of Loss

Title to and risk of loss, injury or death, destruction or damage to any Transferred Helicopters shall remain with Sellers until transfer of title to such Transferred Helicopters to Purchasers at the Delivery Time.

Section 5.15        Privacy Matters

(a)                The VIH Entities jointly and severally represent and warrant to Purchasers that they have complied with the requirements of the Personal Information Protection

Act (British Columbia) (the “PIPA”) and that disclosure of personal information (as defined in the PIPA) to Purchasers in accordance with this Agreement does not violate the PIPA.

(b)               Purchasers and Sellers acknowledge and agree that certain information provided by Sellers to Purchasers in connection with the transactions contemplated hereunder may constitute “personal information,” as defined in PIPA (information that has been so identified by Sellers, the “Disclosed Personal Information”).

(c)                Purchasers and Sellers acknowledge and agree that until the Closing:

(i)                 the disclosure of the Disclosed Personal Information shall relate solely to the completion of the transactions contemplated hereby; and

(ii)               such Disclosed Personal Information is subject to the Confidentiality Agreement and:

(A)             may not be used for any purposes other than those related to the performance of this Agreement or the Ancillary Agreements;
(B)              must be kept confidential as required by applicable Law, and Purchasers shall ensure that access to such Disclosed Personal Information will be restricted to those Representatives of Purchasers who have a bona fide need for access to such information and shall instruct those Representatives to protect the confidentiality of such information in a manner consistent with the obligations of Purchasers hereunder; and
(C)              upon the termination of this Agreement, or otherwise upon the reasonable request of Sellers, Purchasers shall forthwith cease all use of the Disclosed Personal Information acquired by Purchasers in connection with this Agreement and shall return to Sellers or destroy the Disclosed Personal Information (and any copies).

(d)               In addition to the foregoing obligations:

(i)                 each of Sellers and Purchasers agree to promptly notify the others of all inquiries, complaints, requests for access and claims of which the Party is made aware in connection with the Disclosed Personal Information, and the Parties shall fully cooperate with one another, with the persons to whom the Disclosed Personal Information relates, and any Governmental Authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims; and

(ii)               if the transactions contemplated hereby are completed, Sellers may disclose additional personal information to Purchasers and their Representatives on condition that:

(A)             except as otherwise permitted by Sellers, Purchasers and their Representatives must use or disclose such personal information only for the same purposes for which it was collected, used or disclosed by Sellers; and
(B)              except as otherwise reasonably directed by Sellers, the employees, directors, officers of Sellers to whom the personal information which is disclosed relates are notified that:
(1)               the transactions contemplated by this Agreement and the Ancillary Agreements have been completed; and
(2)               the personal information about them has been disclosed to Purchasers and their Representatives.

Section 5.16        Treatment of Earn-out Payment

                       If at any time an Earn-out Payment is otherwise due to Sellers from Purchasers, and if at such time the remaining Indemnity Escrow Amount is insufficient for payment of a claim by Purchasers under Article VI or VIII   (including any noticed claims or unpaid amounts under prior claims), Purchasers shall be entitled to offset such amounts due to Sellers under the Earn-out Payment against the amount due to Purchasers under Article VI or VIII   (or, if the final amount of such claim has not yet been determined, deposit the amount with the Indemnity Escrow Agent (based on an escrow agreement reasonably satisfactory to Purchasers, if the Indemnity Escrow Agreement has terminated), until such amount has been finally determined), to the extent of the shortfall and up to the full amount of such Earn-out Payment to be paid.

Section 5.17        Quality, Safety and Standards Audit

                       From and after the date of this Agreement and prior to the Closing, without limitation of Purchasers’ rights under Section 5.1, Sellers shall permit Purchasers, at their sole cost and expense, to perform a Quality, Safety and Standards audit of the Business’ operations (the “QSS Audit”) for purposes of verifying compliance with Law (including applicable TCA requirements) and with the Company’s documented operating standards (to the extent such operating standards are compliant with Law (and applicable TCA requirements), at reasonable hours and upon reasonable notice.  Purchasers shall be permitted, pursuant to such QSS Audit, to inspect, among others, the Business’ maintenance, flight operations, flight safety, training, ground operations, search-and-rescue, quality control, quality assurance, helicopter flight data monitoring (HFDM) functions, as well as client contract compliance, supplier/vendor control and monitoring and safety KPI reporting.  Upon the completion of the QSS Audit, Purchasers shall provide Sellers a summary of the findings from each report prepared in connection with the audit, which summary shall contain a list of any material deficiencies or areas of non-compliance of the Business with respect to requirements under applicable Law (including applicable TCA requirements) and with the Company’s documented operating standards.  Purchasers and Sellers shall cooperate in good faith to formulate a remediation plan to address any such material deficiencies or areas of non-compliance.  Sellers shall use best efforts to remedy all such material deficiencies or areas of non-compliance, pursuant to the remediation plan, prior to the Closing, and any costs and expenses of remedying any material deficiencies or areas of non-compliance which have not been remedied within 60 days after the Closing shall be funded from the Indemnity Escrow Amount.  Identification of any material deficiencies or areas of non-compliance pursuant to a QSS Audit shall not affect Purchasers’ rights under Articles VII and VIII.

Section 5.18        Pre-Closing TAP Costs

                       Sellers shall be responsible for, and shall pay in full, all costs and expenses associated with the coverage under the Total Assurance Program (TAP) for the Transferred Helicopters having serial numbers SN 929910 and SN 920023, relating to any period prior to the Closing, including any “true-up” or retroactive application of higher rates imposed on or after the Closing by the vendor of such Total Assurance Programs, to the extent related to pre-Closing periods and Purchasers shall be responsible for, and shall pay in full, all such costs and expenses associated with the coverage under the Total Assurance Program (TAP) for the remaining Transferred Helicopters.

Section 5.19        Transfer of Excluded Business

                       Subject to Purchasers’ reasonable approval, Sellers and the Company shall use commercially reasonable efforts to transfer and separate the Excluded Business from the Company and its operations by December 31, 2012, including:

(a)                Assigning, novating or terminating all Contracts, including aircraft leases (or subleases), maintenance support agreements, technical services agreements and customer contracts (or subcontracts), primarily relating to the Excluded Business to entities outside the Group Companies, and removing the Group Companies as parties to such Contracts;

(b)               Transferring all employees of the Group Companies which primarily service the Excluded Business to entities outside the Group Companies, and terminating all employment or other contractual relationships with such employees; and

(c)                Prior to Closing, transferring the Excluded Inventory to entities as directed by the VIH Entities.

Article VI

TAX MATTERS

Section 6.1            Allocation of Taxes

 (a)  Sellers shall be responsible for and shall pay or cause to be paid any and all Indemnified Taxes.

 (b)    Purchasers shall be responsible for and shall pay or cause to be paid the portion of any Transfer Taxes arising on or in respect of the purchase and sale of the Purchased Assets, the Business or the Equity Interests for which Purchasers are responsible pursuant to Section 6.6.

Section 6.2            Allocation of Straddle Period Tax Items

 In the case of any Straddle Period:

(a)                real, personal and intangible property Taxes (“Property Taxes”) allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and

(b)               Taxes (other than Property Taxes) allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

Section 6.3            Responsibility for Preparation and Filing of Tax Returns

 (a)Cougar Aviation shall prepare and timely file all Tax Returns of the Company and its Subsidiaries for any Pre-Closing Tax Periods (other than Tax Returns for any Straddle Period) that are required to be filed, taking into account any extensions, and shall pay all Taxes required to be paid with respect to such Tax Returns.  With respect to any Tax Returns described in this Section 6.3(a) required to be filed after the Closing Date, Cougar Aviation shall (i) prepare such Tax Returns on a basis consistent with past practice, not include any change in any method of accounting, and not include any Tax election that is inconsistent with past practice, (ii) provide such Tax Returns to Purchasers for review and comment at least thirty (30) days prior to the due date for filing such Tax Returns and consider any such comments in good faith, and (iii) not file such Tax Returns without the prior written consent of Purchasers, which shall not be unreasonably withheld.

(b)                Cougar Aviation shall prepare and timely file all Tax Returns of the Company and its Subsidiaries for any Straddle Period (taking into account any extensions) and shall pay all Taxes required to be paid with respect to such Tax Returns to the extent such Taxes are Indemnified Taxes (and the Company shall pay any such Taxes that are not Indemnified Taxes).  With respect to any Tax Returns described in this Section 6.3(b), Cougar Aviation shall (i) prepare such Tax Returns on a basis consistent with past practice, not include any change in any method of accounting, and not include any Tax election that is inconsistent with past practice, (ii) provide such Tax Returns to Purchasers for review and comment at least thirty (30) days prior to the due date for filing such Tax Returns and consider any such comments in good faith, and (iii) not file such Tax Returns without the prior written consent of Purchasers, which shall not be unreasonably withheld.

(c)               Company shall prepare and timely file all Tax Returns of the Company and its Subsidiaries for any Post-Closing Tax Period (taking into account any extensions) and shall pay all Taxes required to be paid with respect to such Tax Returns.  With respect to any Tax Returns described in this Section 6.3(c), Company shall (i) prepare such Tax Returns on a basis consistent with past practice, not include any change in any method of accounting, and not include any Tax election that is inconsistent with past practice, (ii) provide such Tax Returns to Purchasers for review and comment at least thirty (30) days prior to the due date for filing such Tax Returns and consider any such comments in good faith, and (iii) not file such Tax Returns without the prior written consent of Purchasers, which shall not be unreasonably withheld.

(d)                Cougar Aviation shall not, and shall not permit Company or any of its Subsidiaries to, file any amended Tax Return of the Company or any of its Subsidiaries for a Pre-Closing Tax Period (including any such amended Tax Return to carry back any item of loss, deduction or credit arising in a Post-Closing Tax Period) or for a Post-Closing Tax Period without the prior written consent of Purchasers.

Section 6.4            Tax Proceedings

 (a)  Notice of Tax Proceedings.  Cougar Aviation, on the one hand, and Purchasers, on the other hand, shall provide to each other and to the Company notice within ten (10) days of any pending or threatened Tax Proceeding as to which they receive written notice from a Taxing Authority related to any Taxes for which they are indemnified by the other Parties.  In addition, the Company shall provide notice to both Sellers and Purchasers within ten (10) days of any pending or threatened Tax Proceeding as to which it (or any of its Subsidiaries) receives written notice from a Taxing Authority relating to any Taxes for which either Sellers or Purchasers are indemnified.  Any such notice shall contain factual information (to the extent known) describing any asserted liability for Taxes in reasonable detail and shall be accompanied by copies of any notice and other documents the Company or any of its Subsidiaries has received from such Taxing Authority in respect of any such matters.

(b)                Pre-Closing Tax Periods.  Cougar Aviation shall be entitled to assume and control Tax Proceedings relating to the Company or any of its Subsidiaries for any Pre-Closing Tax Period or Straddle Period, provided, however, that (i) Purchasers shall be entitled to (A) participate fully in the conduct of such Tax Proceeding and (B) consult with Cougar Aviation regarding any such Tax Proceeding, (ii) Cougar Aviation shall provide Purchasers with a timely and reasonably detailed account of each stage of such Tax Proceeding and a copy of all documents (or portions thereof) relating to such Tax Proceeding, and (iii) any settlement or other disposition of any such Tax Proceeding may only be made with the consent of Purchasers.

(c)               Post-Closing Tax Periods.  The Company shall assume and control Tax Proceedings relating to the Company or any of its Subsidiaries for any Post-Closing Tax Period, provided, however, that (i) Purchasers shall be entitled to (A) participate fully in the conduct of such Tax Proceeding and (B) consult with the Company regarding any such Tax Proceeding, (ii) the Company shall provide Purchasers with a timely and reasonably detailed account of each stage of such Tax Proceeding and a copy of all documents (or portions thereof) relating to such Tax Proceeding, and (iii) any settlement or other disposition of any such Tax Proceeding may only be made with the consent of Purchasers.

Section 6.5            Indemnification

 (a)  The indemnification provisions set forth in this Section 6.5 and the other provisions of this Article VI are the exclusive remedy for obligations of the Parties arising under this Agreement relating to Tax matters, and the provisions of Article VIII shall not apply to such matters.

(b)                Sellers shall be liable for, and covenant and agree to indemnify and hold harmless Purchasers and their Affiliates (or, in the case of any Taxes imposed on, relating to, or required to be paid by the Company or any of its Subsidiaries, the Company or such Subsidiary) from and against, any and all Liabilities incurred by Purchasers, their Affiliates or the Company or any of its Subsidiaries, as applicable, for Taxes for which Sellers bear responsibility pursuant to Section 6.1.

(c)               Purchasers shall be liable for, and covenant and agree to indemnify and hold harmless Sellers and their Affiliates from and against, any and all Liabilities incurred by any of Sellers or their Affiliates for Taxes for which Purchasers bear responsibility pursuant to Section 6.1.

(d)                Any amounts due from Sellers pursuant to this Article VI may be   satisfied, at Purchasers’ option, from any remaining Indemnity Escrow Amount pursuant to the terms of the Indemnity Escrow Agreement, by set off of any Earn-out Payment is otherwise due to Sellers from Purchasers to the extent permitted by Section 5.16, or by payment by Sellers.

Section 6.6            Transfer Taxes

 (a)     Purchasers shall pay, and be responsible for, all Transfer Taxes imposed on the sale of the Purchased Assets, the Business and the Equity Interests to Purchasers pursuant to this Agreement. Sellers and Purchasers shall provide each other with true copies of any Transfer Tax Returns as filed and evidence of the timely filing thereof.  Purchasers and Sellers shall cooperate in good faith and take such actions required to minimize or eliminate any Transfer Taxes imposed on the sale of the Purchased Assets, the Business and the Equity Interests pursuant to this Agreement.

                                    (b)        Prior to the Closing, Real Estate Purchaser shall become duly registered for the purposes of the ETA and shall provide written confirmation of its registration number to Sellers.

Section 6.7            Tax Sharing Agreements.

  Any Tax sharing agreement or similar arrangement between Sellers or any of their Affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other hand, shall be terminated with respect to the Company and any of its Subsidiaries prior to the Closing.

Section 6.8            Assistance and Cooperation in Tax Matters

 After the Closing Date, Sellers and Purchasers shall cooperate, and shall cause their respective Affiliates to cooperate, with each other and with each others’ agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Company, any of its Subsidiaries, the Purchased Assets, the Assumed Liabilities, the Equity Interests and the Business including (a) the preparation and filing of any Tax Returns, (b) determining the liability for and amount of any Taxes due or the right to and amount of any refund of Taxes, (c) examinations of Tax Returns and (d) any administrative or judicial proceedings in respect of Taxes assessed or proposed to be assessed.  Such cooperation shall include Sellers and Purchasers making available to each other all information and documents in their possession relating to the Company, any of its Subsidiaries, the Purchased Assets, the Assumed Liabilities, the Equity Interests or the Business.  Sellers and Purchasers also shall, and shall cause their respective Affiliates to, make available to each other, as reasonably requested and available, personnel responsible for preparing, maintaining and interpreting information and documents relevant to Taxes.  Any information or documents provided pursuant to this Section 6.8 shall be kept confidential by the Party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes.  Purchasers and Sellers shall cooperate in good faith and take such actions required to complete the sale of the Purchased Assets, the Equity Interests and the Business in the most Tax-efficient manner possible.

Section 6.9            Survival

 Notwithstanding any other provision to the contrary, the rights and obligations provided for in this Article VI (and the representations and warranties contained in Section 3.15) shall survive until ninety-one (91) days after the expiration of all applicable limitation periods (or such later date as may be necessary to resolve any claim as to which notice has been given prior to such date).

Section 6.10        Adjustment

All amounts paid, or caused to be paid, by one Party or its Affiliates to another Party or its Affiliates pursuant to this Agreement shall be treated by the Parties for Tax purposes as an adjustment to the Aggregate Purchase Price to the extent permitted by Law. However, in the event that any amount paid or caused to be paid pursuant to this Agreement is subjected to Tax by a Taxing Authority (“Tax Detriment”), then the amount for which the indemnifying Party is responsible shall be increased by an amount such that the indemnified Party, on a net after-Tax basis (without regard to Tax credits and deductions to which the indemnified Party is entitled arising from such Tax claim) receives an amount equal to the amount of the claim.

Section 6.11        Withholding

Notwithstanding any other provision, Purchasers shall be entitled to withhold from the purchase price or any other amount payable hereunder any amounts that Purchasers are required to withhold under applicable Tax Law and any such withheld amounts shall be treated for purposes of this Agreement as having been paid hereunder, provided   that such withheld amounts are actually remitted by Purchasers as and when required to the appropriate Taxing Authority and full particulars of such remittance are provided to Sellers.

Section 6.12        Tax Treatment

The Parties agree to treat a portion of the Earn-out Payment as interest as required under Section 483 of the Code (or any analogous provision of state, local or foreign law).  None of the Sellers or Purchasers shall take any Tax position, including on a Tax Return, inconsistent with treatment of such amounts as interest, except as may be required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign law).

Article VII

CONDITIONS TO THE CLOSING

Section 7.1            Conditions to Obligations of Purchasers and Sellers

The respective obligation of each of the Parties to effect the Closing shall be subject to the satisfaction (or waiver by Purchasers and Sellers) of the following conditions precedent:

(a)                No injunction or other order issued by any court of competent jurisdiction prohibiting consummation of the transactions contemplated by this Agreement shall be in effect.

(b)                 Canadian Transportation Agency Approval (the “Regulatory Approval”) shall have been obtained and none of such approvals shall be under challenge by any Person or shall be subject to any right of appeal.

(c)                No Law or Governmental Order of any kind shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits the consummation of the transactions contemplated by this Agreement or has the effect of making them illegal.

Section 7.2            Conditions to the Obligations of Purchasers

The obligation of Purchasers to effect the Closing shall be subject to the satisfaction or waiver of the following conditions precedent:

(a)                The representations and warranties of the VIH Entities contained in:

(i)                 this Agreement (other than the representations and warranties specifically referenced in subsection (ii) below), disregarding all qualifications and exceptions contained therein relating to materiality, Material Adverse Effect or words of similar import, shall be true and correct in all respects both when made and on and as of the Closing Date, as if made on and as of such date (except to the extent such representations and warranties were expressly made as of an earlier date in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date), except, in the case of this clause (i), where the failure of any such representations and warranties to not be so true and correct does not have, individually or in the aggregate, a Material Adverse Effect;

(ii)               Sections 3.1, 3.2, 3.3, 3.4, 3.11(c), 3.24, 3.27   and 3.28   of this Agreement shall be true and correct in all respects both when made and on and as of the Closing Date, as if made on and as of such date (except to the extent such representations and warranties were expressly made as of an earlier date in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date); and

(iii)             Sellers shall have delivered to Purchasers a certificate of a duly authorized officer of Sellers, dated the Closing Date, to the effect that each of the conditions specified in Section 7.2(a)(i) and (ii)   above are satisfied in all respects.

(b)               Sellers shall have performed, in all material respects, their agreements and obligations contained in this Agreement required to be performed by them at or before the Closing; and Sellers shall have delivered to Purchasers a certificate of a duly authorized officer of Sellers, dated the Closing Date, to such effect.

(c)                Purchasers shall have received each of the certificates, instruments, agreements, documents and other items required to be delivered by Sellers at the Closing pursuant to Section 2.11(c).

(d)               Any consent or approval required under the Contracts or documents listed in Schedule 7.2(d) as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, except for Customary Post-Closing Consents, shall have been obtained and evidence of such consent or approval reasonably acceptable to Purchasers shall have been delivered to Purchasers, and no such consent or approval shall have been revoked.

(e)                Since the date of the Reference Balance Sheet, there has not been any circumstance, change, or effect that, individually or in the aggregate, has had a Material Adverse Effect.

(f)                The Articles Amendment, the Company Recapitalization and the Debt Repayments shall have occurred and evidence, reasonably acceptable to Purchasers, of such Articles Amendment, Company Recapitalization and Debt Repayments shall have been delivered to Purchasers, provided   that for purposes of Closing, the Debt Repayment shall be deemed complete if Sellers have elected, and complied with, the Deferred Debt Repayment Option.

(g)               Purchasers shall have received the proceeds of the Acceptable Financing or the lenders of the Acceptable Financing have unconditionally undertaken to advance the proceeds of the Acceptable Financing at the Closing.

(h)               Sellers shall have delivered to Purchasers a certificate of a duly authorized officer of the applicable Asset Seller, dated as of the Closing Date, to the effect that all Transferred Helicopters are in the Delivery Condition.

(i)                 Purchasers shall have confirmed, by written notice to Sellers, no later than the later of (A) the date that is thirty (30) days after the date of this Agreement or (B) the date that the Regulatory Approval is received, that Purchasers have completed their due diligence review of the Business and the Purchased Assets, pursuant to the audits and inspections contemplated in Section 5.17 and regarding the other matters set forth in Section 7.2(i) of the Purchaser Disclosure Schedules (which due diligence shall be confirmatory in nature), and that the results of such due diligence shall be satisfactory to Purchasers, provided   that Acceptance Flights may be conducted after such dates.

Section 7.3            Conditions to the Obligations of Sellers

The obligation of Sellers to effect the Closing shall be subject to the satisfaction or waiver of the following conditions precedent:

(a)                The representations and warranties of Purchasers contained in:

(i)                 this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality, Material Adverse Effect or words of similar import, shall be true and correct in all respects both when made and on and as of the Closing Date, as if made on and as of such date (except to the extent such representations and warranties were expressly made as of an earlier date in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date); except where the failure of any such representations and warranties to be so true and correct has not had a material adverse effect on the ability of Purchasers to consummate the transactions contemplated by this Agreement; and

(ii)               Purchasers shall have delivered to Sellers a certificate of a duly authorized officer of Purchasers, dated as of the Closing Date, to the effect that each of the condition specified in Section 7.3(a)(i) are satisfied in all respects.

(b)               Purchasers shall have performed, in all material respects, their agreements and obligations contained in this Agreement required to be performed by them at or before the Closing; and Purchasers shall have delivered to Sellers a certificate of a duly authorized officer of Purchasers, dated the Closing Date, to such effect.

(c)                Sellers shall have received each of the certificates, instruments, agreements, documents and other items required to be delivered by Purchasers at the Closing pursuant to Section 2.11(b).

Article VIII

SURVIVAL; INDEMNIFICATION

Section 8.1            Survival Periods

(a)  All representations and warranties of the Parties contained in this Agreement, the Ancillary Agreements or any certificate or instrument delivered in connection with this Agreement, shall survive the Closing for a period of eighteen (18) months immediately following the date of the Closing, except that (i) the representations and warranties contained in Section 3.1 (Organization and Qualification), Section 3.2 (Corporate Authority; Binding Effect), Section 3.3 (Organization; Capital Structure) and Section 3.19(a) and (b)   (Title to Assets; Personal Property) shall survive the Closing indefinitely, (ii) the representations and warranties contained in Section 3.10 (Environmental Matters) shall survive the Closing until the fifth (5th) anniversary thereof, (iii) the representations and warranties contained in Section 3.14 (Employee Benefit Plans) shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus   sixty (60) days, and (iv) Section 3.15 (Taxes) shall survive the Closing as provided in Section 6.9.  The Closing shall not in and of itself constitute a waiver by any party of any rights it may have with respect to any obligations of the other Parties under this Article VIIIor any other provision of this Agreement.  In the event that an Indemnified Party (as defined below) provides written notice in accordance with Section 8.3to the Indemnifying Party (as defined below) within the applicable period of time set forth in the first sentence of this Section 8.1(a), and such claim shall not have been finally resolved before the expiration of the applicable period referred to in the first sentence of this Section 8.1(a), any representation or warranty that is the basis for such claim shall continue to survive and shall remain a basis for indemnity only as to such specific claim (but as to no other claim) until such claim is finally resolved.  Notwithstanding the foregoing, there shall be no period of time within which notice of or a claim for indemnity against Sellers must be provided by Purchasers with respect to those items set forth in Section 8.2(a)(ii)through (v)  or a claim for indemnity against Purchasers must be provided by Sellers with respect to those items set forth in Section 8.2(b)(ii)and (iii).

(b)                In determining whether any representation or warranty in this Agreement was true and correct as of any particular date and the amount of any Damages in respect of the failure of any such representation or warranty to be true and correct as of any particular date, any qualification or limitation as to materiality (whether by reference to Material Adverse Effect, materiality or otherwise) or knowledge contained in such representation or warranty shall be disregarded.

(c)               This Section 8.1 shall not limit any covenant or agreement of the Parties contained in this Agreement or the Ancillary Agreements which by its terms contemplates performance after the Closing.

Section 8.2            Indemnification

Except for all claims related to Taxes (which claims shall be governed instead by Section 6.5) and subject to the other provisions of this Article VIII, from and after the Closing:

(a)                Sellers shall jointly and severally indemnify, defend and hold harmless Purchasers and their Affiliates (and, where Damages are suffered by the Company, the Company) and their respective Representatives, successors and assigns, from and against any and all Damages suffered or incurred by such Indemnified Party relating to, arising out of or resulting from (i) any breach or the failure to be true or correct of any representation or warranty made by the VIH Entities in this Agreement or any certificate delivered at the Closing to Purchasers by the VIH Entities pursuant to this Agreement, (ii) breach of or failure to perform any covenant, agreement or undertaking, made by or on behalf of the VIH Entities under this Agreement, required to be taken prior to the Closing, (iii) breach of or failure to perform any covenant, agreement or undertaking, made by or on behalf of the VIH Entities under this

Agreement, required to be taken on or after the Closing, (iv) any Retained Liabilities or (v) any Liabilities relating to, or arising out of, the matters specified in Schedule 8.2(a), the Excluded Business or the Pre-Closing Reorganization; provided, however, that Purchasers shall promptly pay over to Sellers any insurance proceeds received in respect of any such Damages to the extent such Damages shall have been paid by Sellers pursuant to this Section 8.2(a) and such proceeds have not already been applied by Purchasers have offset all or any portion of such Damages.  For the avoidance of doubt, where Purchasers have suffered Damages indirectly as a result of Damages being suffered by the Company (but not otherwise), the Company shall be the Indemnified Party and the Selling Parties shall pay 100% of any payments owed pursuant to this Article VIII in connection with such Damages suffered by the Company, to the Company.

(b)               Purchasers shall jointly and severally indemnify, defend and hold harmless Sellers and their Affiliates and their respective Representatives, successors and assigns, from and against any Damages suffered or incurred by such Indemnified Party relating to, arising out of or resulting from (i) any breach or failure to be true or correct of any representation or warranty made by Purchasers in this Agreement or any certificate delivered at the Closing to the VIH Entities by Purchasers pursuant to this Agreement, (ii) any breach of or failure to perform any covenant, agreement or undertaking, made by or on behalf of Purchasers under this Agreement, required to be taken prior to the Closing or (iii) the Assumed Liabilities; provided, however, that Sellers shall promptly pay over to Purchasers any insurance proceeds received in respect of any such Damages to the extent such Damages shall have been paid by Purchasers pursuant to this Section 8.2(b) and such proceeds have not already been applied by Sellers to offset all or any portion of such Damages.

(c)                For purposes of this Agreement, the term “Indemnified Party” shall mean any Person entitled to indemnification under this Section 8.2 which shall incur or suffer any Damages in respect of which indemnification may be sought pursuant to the terms of this Article VIII.  For purposes of this Agreement, Damages shall be calculated after giving effect to any amounts recovered from third parties, including amounts recovered under insurance policies with respect to such Damages, net of any costs to recover such amounts.  Any Indemnified Party having a claim under these indemnification provisions shall make a good faith effort to recover all losses, costs, Damages and expenses from insurers of such Indemnified Party under applicable insurance policies so as to reduce the amount of any Damages hereunder.

Section 8.3            Claims

If an Indemnified Party intends to seek indemnification pursuant to this Article VIII with respect to Third-Party Claims, such Indemnified Party shall promptly provide written notice to the Party from whom indemnification is being sought (the “Indemnifying Party”), in accordance with Section 10.1 of this Agreement, of such claim describing such claim in reasonable detail including the sections of this Agreement which form the basis for such claim; copies of all material written evidence thereof; and the estimated amount of the Damages that have been or may be sustained by such Indemnified Party; provided   that the failure to provide such notice shall not affect the obligations of the Indemnifying Party unless it is actually materially prejudiced thereby, subject, however, to the time periods specified in Section 8.1; and provided, further, that no claim may be asserted nor any action commenced against an Indemnified Party for indemnification under this Article VIII unless the written notice referred to above is received by the Indemnifying Party on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or action is based ceases to survive as set forth in Section 8.1, regardless of whether the subject matter of such claim or action shall have occurred before or after such date.  In the event that such claim involves a claim by a third party against the Indemnified Party, the Indemnifying Party shall have twenty (20) days after receipt of such notice to decide whether it will undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and if it so decides, the Indemnified Party shall cooperate with the Indemnifying Party in connection with the settlement or defense of such claim; provided, however, that the Indemnified Party may participate in such settlement or defense through counsel chosen by it; provided, further, that if the Indemnified Party’s chosen counsel advises that there is a potential conflict of interest, the Indemnifying Party must pay the fees and expenses of separate counsel. Notwithstanding anything in this

Section 8.3 to the contrary, the Indemnifying Party may not, without the consent of the Indemnified Party, settle or compromise any action or consent to the entry of any judgment unless such settlement or compromise includes as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a duly executed written release of the Indemnified Party from all liability in respect of such action, which release shall be reasonably satisfactory in form and substance to the Indemnified Party; provided   that the Indemnifying Party shall not effect a settlement or compromise without the prior written consent of the Indemnified Party if such settlement or compromise contains injunctive, equitable or other provisions that affect or are applicable to any Indemnified Party or to the ongoing business of the Indemnified Party or the Business.  So long as the Indemnifying Party has agreed to undertake, conduct and control the settlement or defense of any such claim and is contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.  If the Indemnifying Party elects not to defend the Indemnified Party against such claim or demand, whether by not giving the Indemnified Party timely notice as provided above or otherwise, then the Indemnified Party shall have the right to defend against such claim or demand and the portion of any such claim or demand as to which the defense by the Indemnified Party is unsuccessful (and the reasonable costs and expenses pertaining to such defense) shall be a liability of the Indemnifying Party hereunder.  In such case, the Indemnified Party shall not compromise or settle any claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

Section 8.4            Limitation of Liability

(a)  In no event shall Sellers be liable for indemnification pursuant to Section 8.2(a)(i) (except if in connection with any breach of the representations and warranties in Sections 3.1, 3.2, 3.3, 3.4, 3.11(c), 3.19(a)   and 3.19(b), and 3.24   for which there shall be no threshold for liability) for any claim unless and until the aggregate of all such claims result in total Damages which are incurred or suffered by Purchasers that exceed two million dollars ($2,000,000) (the “Threshold”), in which case Purchasers shall be entitled to indemnification for all Damages incurred; provided, however, that the aggregate liability of Sellers pursuant to Section 8.2(a)(i) shall not be in excess of an aggregate amount of twenty-percent (20%) of the Aggregate Purchase Price paid (the “Cap”); provided, further, however, that only forty-percent (40.0%) of any payments made by Sellers to the Company pursuant to this Article VIII shall be considered when calculating amounts paid by Sellers (or the aggregate liability of Sellers discharged), when determining whether the Cap has been reached or exceeded.

(b)                In no event shall Purchasers be liable for indemnification pursuant to Section 8.2(b)(i) for any claim unless and until the aggregate of all such claims results in total Damages which are incurred or suffered by Sellers that exceed the Threshold, in which case

Sellers shall be entitled to indemnification for all Damages incurred; provided, however, that the aggregate liability of Purchasers pursuant to Section 8.2(b)(i) shall not be in excess of the Cap.

Section 8.5            Third-Party Claims

  (a)  If any third party shall notify any Indemnified Party of any third party claim, demand, assessment or the commencement of any Litigation (each, a “Third-Party Claim”) which may give rise to a claim for indemnification pursuant to this Agreement, the Indemnified Party shall promptly (and in any event within ten (10) Business Days after receiving notice of the Third-Party Claim or the commencement of Litigation with respect thereto) notify the Indemnifying Party thereof in writing stating that the Third-Party Claim may give rise to a claim for indemnification against the Indemnifying Party and specifying the facts constituting the basis for such claim and the amount, in each case to the extent known, of the claim asserted; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is actually prejudiced thereby.

(b)                The Indemnifying Party shall have the right at any time to assume the defense against the Third-Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party and control the defense of such Third-Party Claim so long as the Indemnifying Party conducts such defense in a reasonably diligent manner.

(c)               From and after the date that the Indemnifying Party has assumed and is conducting the defense of the Third-Party Claim in accordance with subsection (b), (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in, but not control, the defense of the Third-Party Claim; (ii) the Indemnifying Party and the Indemnified Party shall cooperate fully with each other and their respective counsel in connection with the defense, negotiation or settlement of any such Third Party Claim, including providing access to any relevant books and records, properties, employees and Representatives; provided, however, that, for the avoidance of doubt, the foregoing shall not require any Party to waive, or take any action which has the effect of waiving, its attorney-client privilege with respect thereto; (iii) the Indemnifying Party shall not consent to the entry of, or intentionally permit a default leading to, any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed) unless the judgment or proposed settlement involves only the payment of money damages by the Indemnifying Party, does not impose injunctive or other equitable relief upon the Indemnified Party, obtains a complete release of any Indemnified Party potentially affected by such Third-Party Claim and does not include any admission of wrongdoing or misconduct by the Indemnified Party; and (iv) the Indemnified Party shall not consent to the entry of, or intentionally permit a default leading to, any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld, conditioned or delayed).

(d)                In the event that the Indemnifying Party has not assumed the defense of the Third-Party Claim within a reasonable period after notice thereof, (i) the Indemnified Party may defend against the Third-Party Claim, including through negotiation with such third party and settlement of such Third-Party Claim, in any manner it reasonably may deem appropriate; provided   that, except in the case of a Third-Party Claim relating to Taxes, the

Indemnified Party shall not settle any such Third-Party Claim without the prior written consent (which shall not be unreasonably withheld, conditioned or delayed) of the Indemnifying Party; (ii) the Indemnifying Party shall reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third-Party Claim (including reasonable attorneys’ fees and expenses) to the extent such costs are Damages for which the Indemnified Party is actually entitled to indemnification hereunder; and (iii) the Indemnifying Party shall remain responsible for any costs and Damages the Indemnified Party may incur resulting from the Third-Party Claim to the extent such costs are Damages for which the Indemnified Party is actually entitled to indemnification hereunder.

Section 8.6            Claims and Payment; Treatment of Payments

On each occasion that any Indemnified Party shall be entitled to indemnification under this Article VIII, the Indemnifying Party shall, at each such time, promptly pay the amount of such indemnification following the receipt of notice of a claim therefor by wire transfer of immediately available funds.  Any amounts due from Sellers pursuant to this Article VIII shall be first paid from any remaining Indemnity Escrow Amount pursuant to the terms of the Indemnity Escrow Agreement.  All notices of claims for indemnification hereunder by any Indemnified Party shall be made with reasonable particularity specifying the facts constituting the basis for such claim and shall state the amount of Damages sought thereunder (in each case, to the extent known).

Section 8.7            Tax Matters

The above provisions of this Article VIII shall not apply to Tax matters, Tax matters instead being governed exclusively by the provisions of Article VI.

Article IX

TERMINATION

Section 9.1            Termination

This Agreement may be terminated at any time prior to the Closing:

(a)                by written agreement of Purchasers and Sellers;

(b)               by either Purchasers or Sellers, by giving written notice of such termination to the other Party, if the Closing shall not have occurred on or prior to October 31, 2012 (the “Outside Date”); provided   that if the Closing has not occurred on or prior to October 31, 2012 as a result of the failure to obtain Acceptable Financing, then Purchasers may from time to time elect in writing to extend the Outside Date by a specified period of not less than fifteen (15) business days; provided   that (i) such extensions shall not exceed sixty (60) days in the aggregate with respect to all extensions, and (ii) that the Outside Date may only be extended for the minimum period reasonably necessary to obtain the Acceptable Financing, and then only if Purchasers are then in compliance in all material respects with its obligations under this Agreement and reasonably believes that Acceptable Financing is capable of being obtained on or prior to the Outside Date, as it may be so extended; provided   that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose failure to perform in any material respect any covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Closing to occur by the Outside Date or who is then in material breach of this Agreement;

(c)                by either Purchasers or Sellers if any court of competent jurisdiction or other competent Governmental Authority shall have issued a Governmental Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Governmental Order or other action shall have become final and nonappealable, including, if the Canadian Transportation Agency has, by a final ruling, determined that the Company would not be a Canadian for purposes of Section 55(1) of the CTA after the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements;

(d)               by Purchasers if any of the representations or warranties of Sellers contained in this Agreement are inaccurate or untrue to the extent that any such inaccuracy or untruth would cause the failure of the conditions set forth in Section 7.2(a) or if Sellers have failed to discharge and fulfill any of their covenants or agreements contained in this Agreement to the extent that any such failure would cause the failure of the condition set forth in Section 7.2(b), and such inaccuracy or failure has not been cured within thirty (30) days after written notice of such failure, inaccuracy or untruth has been given to Sellers;

(e)                by Sellers if any of the representations or warranties of Purchasers contained in this Agreement are inaccurate or untrue to the extent that any such inaccuracy or untruth would cause the failure of the conditions set forth in Section 7.3(a) or if Purchasers have failed to discharge and fulfill any of its covenants or agreements contained in this Agreement to the extent that any such failure would cause the failure of the condition set forth in Section 7.3(b), and such inaccuracy or failure has not been cured within thirty (30) days after written notice of such failure, inaccuracy or untruth has been given to Purchasers; or

(f)                by Purchasers or Sellers if Purchasers have not, by the date set forth in Section 7.2(i), confirmed in writing that the condition set forth in Section 7.2(i) is satisfied or is unconditionally waived by the Purchasers.

Section 9.2            Payment to Sellers

                       Notwithstanding any provision to the contrary in this Agreement (including Section 9.1), in the event that Purchasers or Sellers terminate this Agreement under Section 9.1(b), and at the time of such termination, each condition set forth in Sections 7.1 and 7.2   (other than the condition set forth in Section 7.2(g) and conditions that, by their nature, can only be satisfied at Closing) has been satisfied, then  the   Share Purchaser shall, within three Business Days following such termination, pay to Sellers an amount equal to $10 million (the “Purchasers Termination Fee”), payable first via deemed repayment-in-full and cancellation of the April Loan Agreement, with the balance to be paid by wire transfer in immediately available funds to an account designated by Sellers.  Payment of such Purchasers Termination Fee shall be the sole and exclusive entitlement and remedy of Sellers (and each of their respective Affiliates and Representatives) against any of the Purchasers or any of their Affiliates and Representatives with respect to this Agreement or any of the transactions contemplated in this Agreement and, upon payment of such Purchasers Termination Fee, neither Purchasers nor any of their Affiliates or Representatives shall have any further Liability to Sellers (or any of their respective Affiliates or Representatives) in respect of or otherwise under this Agreement or any of the transactions contemplated in this Agreement in any respect,  including for any claims alleging any breach of any covenant, agreement, representation or warranty.

Section 9.3            Effect of Termination

(a)  In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement shall thereafter become void and have no effect, and no Party shall have any Liability to the other Party or their respective Affiliates, directors, officers or employees except for the obligations of the Parties contained in this Section 9.3 and in Section 5.1 (“Information and Documents”), Section 9.2 (“Payment to Sellers”), Section 10.1 (“Notices”), Section 10.6 (“Public Disclosure”), Section 10.7 (“Expenses”) and Section 10.8 (“Governing Law; Jurisdiction; Waiver of Jury Trial”) and except that nothing in this Agreement shall relieve any Party from Liability for fraud or any material and intentional breach of any representation, warranty or covenant set forth in this Agreement prior to such termination.

Article X

MISCELLANEOUS

Section 10.1        Notices

All notices or other communication required or permitted hereunder shall be in writing and shall be delivered personally, by facsimile or sent by private courier or by registered or certified mail, and shall be deemed given when so delivered personally, by facsimile or by private courier or, if mailed five (5) Business Days after the mailing, as follows:

To Sellers or the Company:

Cougar Helicopters Inc.

Victoria International Airport

1962 Canso Road

North Saanich, British Columbia, Canada V8L 5V5

Fax:     (250) 655-6839

Attn:    Ken Norie – President

with a copy (which shall not constitute notice) to:

William Steeper

Suite # 200- 7169 West Saanich Rd,

Brentwood Bay, (Victoria),

British Columbia, Canada  V8M 1P7

Fax:     (250) 544-1025

and

Farris, Vaughan, Wills & Murphy LLP

2500 - 700 W Georgia St

Vancouver

British Columbia, Canada V7Y 1B3

Fax:     (604) 661-9349

Attn:    Mitchell Gropper

To Purchasers:

Bristow Group Inc.

2103 City West Blvd., 4th Floor

Houston, Texas 77042

U.S.A

Fax:     (713) 267-7670

Attn:    General Counsel

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
U.S.A
Fax:     (212) 403-2000
Attn:    David A. Katz, Esq.

and

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, Ontario, Canada M5H 2S7

Fax:     (416) 979-1234

Attn:    Jonathan Lampe

Section 10.2        Amendment; Waiver

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or, in the case of a waiver, by the Party against whom the waiver is to be effective.  No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.3        Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party; provided, however, (i) that Purchasers shall have the right to assign this Agreement or any of its rights or obligations hereunder to one or more direct or indirect wholly owned subsidiaries and (ii) Sellers shall have the right to assign this Agreement or any of its rights or obligations hereunder to one or more direct or indirect wholly owned subsidiaries of Norie if necessary pursuant to the Pre-Closing Reorganization (it being understood and agreed by each of the Parties hereto that such assignment shall not be deemed to be a breach by Purchasers or Sellers of any of the representations and warranties set forth in Article III or Article IV, respectively, shall not be deemed to result in any such representation or warranty becoming untrue or inaccurate and shall not be deemed to be a breach by Purchasers or Sellers, respectively, of any covenant or agreement contained in this Agreement); provided, further, that no such assignment shall relieve Purchasers or Sellers, respectively of any of their obligations hereunder; and provided, further, that no assignment by Sellers shall relieve Norie of his obligations pursuant to Section 10.14.

Section 10.4        Entire Agreement

This Agreement (including all Schedules and Exhibits) contains the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, oral or written, with respect to such matters except for (a) the Confidentiality Agreement which shall remain in full force and effect for the term provided for therein if this Agreement is terminated in accordance with Section 9.1, (b) the Ancillary Agreements and (c) any written agreement of the Parties that expressly provides that it is not superseded by this Agreement.

Section 10.5        Parties in Interest

This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.  In the event that after the Closing a Seller or any of its successors or assigns desires to (a) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (b) transfer or convey properties and assets representing a majority of its assets or assets generating a majority of its revenue to any Person, then, and in each such case, such party shall make proper provision so that the successors and assigns of such party shall succeed to the obligations set forth in this Agreement, including by agreeing in writing to assume the obligations of the assigning party set forth in this Agreement.  Except for Section 5.9, Section 8.2(a), and Section 8.2(b), nothing in this Agreement, express or implied, is intended to confer upon any Person (including, without limitation, any shareholder of any Party or such Party’s Affiliates or any financing source of Purchasers, their subsidiaries, assignees or their other Affiliates) other than Purchasers, Sellers or their successors or permitted assigns any rights or remedies under or by reason of this Agreement.

Section 10.6        Public Disclosure

Notwithstanding anything in this Agreement to the contrary, the Parties agree that, except as may be required to comply with the requirements of any applicable Laws and the rules and regulations of each stock exchange upon which the securities of such Party are listed, if any, no press release or similar public announcement or communication shall be made concerning the execution or performance of this Agreement unless the Parties shall have consulted in advance with respect thereto.

Section 10.7        Expenses

Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the Party incurring such expenses.

Section 10.8        Governing Law; Jurisdiction; Waiver of Jury Trial

(a)  This Agreement shall be governed by and construed, including as to validity, interpretation and effect, in accordance with the Laws of the Province of British Columbia and the federal laws of Canada applicable therein, without regard to the conflicts of law principles thereof.

(b)                With respect to any matter arising under or in relation to this Agreement (including any suit, action or proceeding) (each, a “Proceeding”), each Party irrevocably (i) agrees and consents to be subject to the exclusive jurisdiction of the courts of the Province of British Columbia and (ii) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have any jurisdiction over such Party.  The foregoing consent to jurisdiction shall not constitute general consent to service of process in

British Columbia for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the respective Parties to this Agreement.  Each of Sellers and Purchasers irrevocably agrees that service of any process, summons, notice or document by registered mail to such Party’s address set forth above shall be effective service of process for any action, suit or proceeding in British Columbia with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 10.8(b).

(c)               EACH OF PURCHASERS AND SELLERS HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION AS BETWEEN THE PARTIES DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR DISPUTES RELATING HERETO.  EACH OF PURCHASERS AND SELLERS (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8.

(d)                The Parties agree that the prevailing party or parties, as the case may be, in any suit, action or proceeding relating to this Agreement shall be entitled to reimbursement of all costs of litigation, including reasonable attorneys’ fees, from the non-prevailing party.  For purposes of this Section 10.8(d), each of the “prevailing party” and the “non-prevailing party” in any suit, action or proceeding shall be the party designated as such by the court or other appropriate official presiding over such suit, action or proceeding, such determination to be made as a part of the judgment rendered thereby. Absent such determination, each party shall bear its own expenses in any such suit, action or proceeding.

Section 10.9        Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.

Section 10.10    Headings

The heading references in this Agreement and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions of this Agreement.

Section 10.11    No Strict Construction

The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by all Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 10.12    Severability

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  If any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.13    Specific Performance

The Parties agree that irreparable damage would occur in the event that either Party fails to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement and that each of Sellers and Purchasers shall be entitled to specific performance in such event, in addition to any other remedy at Law or in equity.  The Parties agree that Sellers and Purchasers shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which either Party may be entitled.

Section 10.14    VIH Guarantee

Whenever in this Agreement performance of or compliance with a covenant or obligation is expressed to be required by Sellers (including, for the avoidance of doubt, the obligations of Sellers under Article VIII), Norie shall cause Sellers to perform or comply with such covenant or obligation and any failure of Sellers to perform or comply with any covenant or obligation under this Agreement shall be deemed to be a breach of such covenant or obligation by Norie for which Norie shall be liable. Without restricting the generality hereof, Norie covenants and agrees to observe and perform all of the covenants and provisions contained herein and on the part of the Sellers herein to be observed and performed.  Norie agrees with Purchasers that Norie shall, under this Section, be and be deemed to be a Party to the Agreement as if Norie had executed the same as the “Sellers” herein and not merely a surety and, accordingly, Norie shall not be discharged nor shall the liability of Norie be affected by any giving of time or substitution of any new covenant or any variation expressed or implied in any of the terms or provisions of this Agreement or any omissions on the part of Purchasers to enforce any covenant or stipulation contained in the Agreement and on the part of the Sellers to be performed or observed, or any arrangement or dealing between Purchasers and Sellers or the performance or observance of any of Purchasers’ covenants herein contained, or any other act or thing or omission or means whereby the liability of Norie or a party would not have been discharged, nor shall Norie be entitled to any previous demands or notice of any kind apart from those given to Purchasers.

Section 10.15    Bristow Guarantee

                       Whenever in this Agreement performance of or compliance with a covenant or obligation is expressed to be required by Purchasers (including, for the avoidance of doubt, the obligations of Purchasers under Article VIII), Bristow shall cause Purchasers to perform or comply with such covenant or obligation and any failure of Purchasers to perform or comply with any covenant or obligation under this Agreement shall be deemed to be a breach of such covenant or obligation by Bristow for which Bristow shall be liable. Without restricting the generality hereof, Bristow covenants and agrees to observe and perform all of the covenants and provisions contained herein and on the part of the Purchasers herein to be observed and performed.  Bristow agrees with Sellers that Bristow shall, under this Section, be and be deemed to be a Party to the Agreement as if Bristow had executed the same as the “Purchasers” herein and not merely a surety and, accordingly, Bristow shall not be discharged nor shall the liability of Bristow be affected by any giving of time or substitution of any new covenant or any variation expressed or implied in any of the terms or provisions of this Agreement or any omissions on the part of Purchasers to enforce any covenant or stipulation contained in the Agreement and on the part of the Purchasers to be performed or observed, or any arrangement or dealing between Purchasers and Purchasers or the performance or observance of any of Purchasers’ covenants herein contained, or any other act or thing or omission or means whereby the liability of Bristow or a party would not have been discharged, nor shall Bristow be entitled to any previous demands or notice of any kind apart from those given to Purchasers.

The remainder of this page is intentionally blank.

Signatures appear on the following pages

            IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.  Notwithstanding the time at which any other Party executes this Agreement, this Agreement shall be deemed to be delivered, made and take effect for all purposes as of and from the date and time on which, after being signed, executed and delivered by all other parties, it is accepted and executed by Bristow Group Inc. in Houston, Texas.

KENLOR INVESTMENTS LTD.

By:  /s/ Kenneth G. Norie
Name: Kenneth G. Norie
Title: President

VIH AVIATION GROUP LTD.

By:  /s/ Kenneth G. Norie
Name: Kenneth G. Norie
Title: President

CGSCH ENTERPRISES LTD.

By:  /s/ Kenneth G. Norie
Name: Kenneth G. Norie
Title: President

VIH HELICOPTERS USA, INC.

By:  /s/ Kenneth G. Norie
Name: Kenneth G. Norie
Title: President

COUGAR AVIATION LTD.

By: /s/ Kenneth G. Norie
Name: Kenneth G. Norie
Title: President

COUGAR HELICOPTERS INC.

By:  /s/ Kenneth G. Norie
Name: Kenneth G. Norie
Title: President

BHNA HOLDINGS INC

By: /s/ Jeremy Akel
Name: Jeremy Akel
Title: President

BRISTOW CANADA HOLDINGS INC.

By: /s/ Mark Duncan
Name: Mark Duncan
Title: Director

BRISTOW CANADIAN REAL ESTATE COMPANY INC.

By: /s/ Joseph Baj
Name: Joseph Baj
Title: Director

KENNETH NORIE

  /s/ Kenneth Norie

BRISTOW GROUP INC.

By:  /s/ E. Chipman Earle
Name: E. Chipman Earle
Title: Senior Vice President & General Counsel

Exhibit A-1

Form of Amended and Restated Articles of Incorporation of the Company

[INTENTIONALLY OMITTED]

Exhibit A-2

Form of Amended and Restated Bylaws of the Company

[INTENTIONALLY OMITTED]

Exhibit B

UNANIMOUS shareHOLDER AGREEMENT

BY AND AMONG

bRISTOW GROUP, INC.,

Bristow Canada Holdings Inc.,

KENNETH NORIE,

[NORIE SHAREHOLDER]

AND

Cougar helicopters Inc.

dated as of [•], 2012

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS	2
ARTICLE 2 MANAGEMENT OF THE COMPANY	10
2.1. Board Representation	10
2.2. Chairperson	10
2.3. Removal and Vacancies	11
2.4. Quorum; Meetings	11
2.5. Board Actions	11
2.6. Committees	14
2.7. Interests of Directors	14
2.8. Officers	15
2.9. Annual Budget	15
2.10. Compensation	16
ARTICLE 3 SHAREHOLDER APPROVAL RIGHTS	16
3.1. Quorum	16
3.2. Special Shareholder Matters	16
ARTICLE 4 TRANSFER RESTRICTIONS	17
4.1. Regulatory Compliance	17
4.2. Restrictions on Transfer	18
4.3. Right of First Offer	19
4.4. Tag-along Rights	21
4.5. General Provisions Regarding Transfers	23
ARTICLE 5 PREEMPTIVE RIGHTS	25
5.1. Right to Participate in Future Sales	25
5.2. Failure to Exercise	25
5.3. Exceptions to Preemptive Rights	25
5.4. Prohibited Issuances	26
5.5. Addition of Parties	26
ARTICLE 6 COVENANTS	26
6.1. Delivery of Financial Statements	26
6.2. Inspection	26
6.3. Confidentiality; Non-Competition	27
6.4. Right of First Offer for Commercial Opportunities	28
6.5. Regulatory Matters	30
6.6. Capital Contributions	32
6.7. Director and Officer Indemnification	32
ARTICLE 7 REPRESENTATIONS AND WARRANTIES	32
7.1. Due Organization and Good Standing	32
7.2. Authority Relative to this Agreement	32
7.3. No Conflict	32
ARTICLE 8 MISCELLANEOUS	33
8.1. Notices	33
8.2. Voting of Shares and Other Actions	34
8.3. Injunctive Relief	35
8.4. Parties in Interest	35
8.5. Entire Agreement	35
8.6. Severability	35
8.7. Governing Law	35
8.8. Attornment	36
8.9. Amendment; Waiver	36
8.10. Termination	36
8.11. No Deemed Waivers	36
8.12. Date for any Action	36
8.13. Headings	36
8.14. Interpretation	36
8.15. Counterparts	37

UNANIMOUS shareHOLDER AGREEMENT

            THIS UNANIMOUS SHAREHOLDER AGREEMENT, dated as of [•], 2012 (the “Effective Date”), is entered into by and among Cougar Helicopters Inc., a company organized under the laws of Canada (the “Company”), Kenneth Norie, a citizen of Canada (“Norie”), [Norie Shareholder], a company organized under the laws of [•] (“Norie Shareholder”) that is wholly owned by Norie, Bristow Group, Inc. (“Bristow”), a company organized under the laws of Delaware, and  Bristow Canada Holdings Inc. (“Bristow Shareholder”), a company organized under the laws of British Columbia that is wholly owned by Bristow.

W I T N E S S E T H:

            WHEREAS, Norie and certain of his Affiliates entered into a Share and Asset Purchase Agreement, dated August 31, 2012, with Bristow and certain of its Affiliates (the “Purchase Agreement”), pursuant to which Bristow will, directly or indirectly, acquire, upon closing of the transactions contemplated therein (the “Closing”), certain Voting Shares of the Company (the “Investment”) and certain assets (the “Asset Purchase”) associated with the business of providing instrument flight rules (“IFR”) services, including passenger transportation, search and rescue and air medical services, to customers in Canada and Greenland (the “Business”);

            WHEREAS, in connection with the Investment, Affiliates of Bristow will be entering into helicopter leases, real property leases, and a maintenance support services agreement (the “Ancillary Agreements”) to provide for the terms of ongoing commercial relationships between Bristow and its Affiliates, on the one hand, and the Group Companies, on the other hand;

            WHEREAS, each of the parties hereto desires to enter into this Agreement in order to establish certain rights, restrictions and obligations of Bristow and Norie and their Affiliates that hold shares of the Company with respect to the Company, as well as to set forth certain corporate governance and other arrangements of the Company; and

            WHEREAS, the execution and delivery of this Agreement is a condition to the obligations of the parties to consummate the transactions contemplated by the Purchase Agreement.

            NOW, THEREFORE, in consideration of the premises, mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
 DEFINITIONS

“Accountant” means [•], or any other nationally recognized accounting firm within Canada mutually agreed upon by the Shareholders from time to time.

“Adverse Regulatory Event” shall have the same meaning set forth in Section 6.5(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided   that, for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Unanimous Shareholder Agreement, as the same may be amended from time to time and, any schedules and exhibits attached hereto.

“Ancillary Agreements” shall have the meaning set forth in the recitals.

“Annual Budget” shall have the meaning set forth in Section 2.9(a).

“Asset Purchase” shall have the meaning set forth in the recitals.

“Associate”  means, when used to indicate a relationship with any Person, (i) a corporation or organization (other than the Group Companies) of which such Person is an officer or partner or is, directly or indirectly, the Beneficial Owner of ten percent (10%) or more of any class of equity securities, (ii) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity, and (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person or who is a director or officer of any of the Group Companies.  For the avoidance of doubt, as of the date hereof, VIH Cougar Helicopters, Inc. is an Associate of Norie.

“Beneficial Ownership” shall be interpreted so that a Person shall be deemed to beneficially own any securities in respect of which such Person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power, which includes the power to vote, or to direct the voting of, such security and/or (b) investment power, which includes the power to dispose, or to direct the disposition, of such security; provided Bristow, Bristow Shareholder and their Affiliates, on the one hand, and Norie, Norie Shareholder and their Affiliates, on the other hand, shall not be deemed to have beneficial ownership of securities beneficially owned by the other.  The terms “Beneficially Own” and “Beneficial Owner” have correlative meanings.

“Board” means the Board of Directors of the Company as nominated and elected from time to time in accordance with this Agreement.

“Board Majority” means the affirmative approval of a majority of the then-serving directors of the Board voting on a matter at a duly constituted meeting to the Board.

“Bristow” shall have the meaning set forth in the preamble.

“Bristow Directors” shall have the meaning set forth in Section 2.1(c).

“Bristow Shareholder” shall have the meaning set forth in the preamble.

“Business” shall have the meaning set forth in the recitals.

“Business Day” means any day other than a Saturday, a Sunday or a day on which principal commercial banks in (i) Vancouver, British Columbia, Canada and (ii) Houston, Texas, United States are open for business.

“Canada Transportation Act Approval” means (i) either (A) the Minister shall have sent a notice to the Company advising it that the Minister is of the opinion that the applicable transactions requiring such Canada Transportation Act Approval do not raise issues with respect to the public interest as it relates to national transportation and that Sections 53.2 and 53.3 of the CTA do not apply to such transactions, or (B) the Governor in Council has approved such transactions on terms and conditions satisfactory to the Shareholders, acting reasonably, and there shall be no order in effect and no notice given to the Company under the CTA that would have the effect at Law of prohibiting the completion of such transactions, and (ii) the Canadian Transportation Agency shall have issued an Advance Ruling in respect of such transaction.

“Canadian Person” means a person who is a Canadian, as defined in Subsection 55(1) of the CTA.

“Charter Documents” means, with respect to the Company, the articles and bylaws of the Company, and with respect to any other Person, the articles, bylaws or any other similar incorporating documents of such Person.

“Class A Shares” shall have the meaning set forth in the definition of Voting Shares.

“Class B Shares” shall have the meaning set forth in the definition of Voting Shares.

“Closing” shall have the meaning set forth in the recitals.

“Commercial Negotiation Period” shall have the meaning set forth in Section 6.4(c)(i).

“Commercial Requirement” shall have the meaning set forth in Section 6.4(a).

“Commercial Requirement Notice” shall have the meaning set forth in Section 6.4(b)(i).

“Commercial ROFO Best Terms” shall have the meaning set forth in Section 6.4(c)(i).

“Commercial ROFO Negotiation Notice” shall have the meaning set forth in Section 6.4(c)(i).

“Company” shall have the meaning set forth in the preamble.

“Competitor” means any commercial provider of helicopter services of any kind, including passenger transportation, search and rescue and air medical services.

“Confidential Information” shall have the meaning set forth in Section 6.3(a).

“Contract” means any contract, agreement, obligation, note, bond, mortgage, indenture, guarantee, agreement, sub-contract, lease or undertaking (whether written or oral and whether express or implied).

  “CTA” means the Canada Transportation Act and the orders, rules, regulations, guidelines, policies and directions promulgated or issued pursuant to such statute by any Governmental Authority, as may be amended from time to time, and any successor statute.

“Debt to Equity Ratio” means, as of any date, the ratio of (i) Indebtedness of the Group Companies as of such date, determined on a consolidated basis in accordance with GAAP, to (ii) Shareholders Equity of the Group Companies as of such date, determined on a consolidated basis in accordance with GAAP. For purposes of calculating the Debt to Equity Ratio, the maximum amount available under binding commitments with a Person to provide a revolving line of credit shall be deemed outstanding Indebtedness, whether such actual amount is drawn or undrawn at the time of such calculation.

“Defaulting Party” shall have the meaning set forth in Section 6.3(d).

“Distribution” means any dividend or other distribution or any interest payment, principal payment or other payment of any cash or other property to the holders of the Voting Shares in their capacity as such.

“Earn-out Payment” means the Earn-out Payment (as defined in the Purchase Agreement) that is dependent on the future performance of the Company and that may be payable to Norie (or his Affiliates) pursuant to the Purchase Agreement.

“Effective Date” shall have the meaning set forth in the preamble.

“Favorable Regulatory Event” shall have the meaning set forth in Section 6.5(b).

“Fiscal Year” means the fiscal year of the Company as in effect from time to time.

“Fulfillment Acceptance Period” shall have the meaning set forth in Section 6.4(d)(ii).

“GAAP” means generally accepted accounting principles in Canada.

“Governmental Authority” means any instrumentality, subdivision, court, administrative agency, commission, board, official or other authority or tribunal of any country, state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Governmental Authorizations” means all authorizations, approvals, orders, consents or similar permissions required by any Person from a Governmental Authority in connection with any transaction or other action contemplated hereunder.

“Group Companies” means the Company and any Subsidiaries of the Company.

“IFR” has the meaning set forth in the recitals.

“Indebtedness” means, with respect to any Person, (i) indebtedness of such Person for borrowed money, (ii) other indebtedness of such Person evidenced by notes, bonds or debentures, (iii) capitalized leases classified as indebtedness of such Person under GAAP, (iv) obligations associated with Off-Balance Sheet Liabilities of such Person, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) any obligation of such Person for the deferred purchase price of property or services (other than trade payables and other current liabilities), (vii) any Indebtedness of another Person referred to in clauses (i) through (vi) above guaranteed directly or indirectly, jointly or severally, in any manner by such Person, (viii) any Indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, and (ix) the maximum amount of all direct or contingent obligations of such Person with respect to letters of credit, bankers’ acceptances, bank guaranties, surety bonds or similar facilities or instruments, provided, that obligations pursuant to any aircraft or real estate leases (x) with Bristow or its Affiliates, (y) with Norie and its Affiliates permitted by Section 2.5(e)(ii) or (iii) or otherwise approved by a Special Board Majority pursuant to Section 2.5(e), or (z) with any third party fulfilling a Commercial Requirement pursuant to Section 6.4, shall be excluded from any calculation of outstanding Indebtedness (except to the extent of any amounts in arrears or in default).

                                                                                                -5-

“Interested Transaction” means, with respect to the Group Companies, any transaction or Contract (including, but not limited to, the purchase, sale, lease, or exchange of any property or the rendering of any service) with any Affiliate or Associate of the Group Companies or of Norie, and, for greater clarity, none of Bristow nor any of its Affiliates or Associates shall be Affiliates or Associates of the Group Companies for purposes of this definition.

“Investment” shall have the meaning set forth in the recitals.

“Issuance Notice” shall have the meaning set forth in Section 5.1.

“Joinder Agreement” means a joinder agreement, in a form mutually satisfactory to the Shareholders, acting reasonably, permitting a Person to become a party to this Agreement as a Shareholder.

“Laws” means all statutes, codes, constitutions, ordinances, regulations, statutory rules, published policies, published guidelines and terms, judgments and conditions of any grant of approval, permission, authority or license of any Governmental Authority, and the term “applicable” with respect to such Laws, and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.  Unless specified otherwise, reference in this Agreement to any Law refers to that Law as it may be amended from time to time, or to any restated or successor legislation of comparable effect.

“Liens” means, with respect to any asset, any lien, security interest, mortgage, deed of trust, pledge, charge, debentures, assignment by way of security, conditional sales contract, title retention agreement or similar interest or instrument charging or creating a security interest in, or against title to, such asset or any part thereof or interest therein and/or any agreements, restrictive covenants, exceptions, reservations, limitations, encroachments, offers to lease, leases, subleases, licenses, assignments of lease, grants, options, easements, rights of way, restrictions, executions or other charges or encumbrances of any kind (including notices or other registrations in respect of any of the foregoing) relating to such asset or any part thereof or interest therein.

“Losses” means costs and expenses (including reasonable attorney’s and advisor’s fees), suits, proceedings, judgments, settlements, taxes, fines, losses, claims, liabilities, interest, awards, penalties, demands, assessments and damages (excluding punitive or exemplary damages unless payable to a third party).

“Market Check” shall, with respect to the lease of any aircraft to fulfill a Commercial Requirement, require the Company to (i) for aircraft leases of less than twelve (12) months in duration (including all renewal durations), obtain a report of an independent third-party valuation expert experienced in the helicopter leasing industry and mutually approved by at least one Norie Director and one Bristow Director (provided, that if such directors are unable to agree, then such valuation expert shall be selected by the Bristow Directors), which report shall indicate such expert’s opinion of the material terms and conditions, including the price, rental rates, terms, renewal terms, on which a bona fide third-party lessor would agree to provide an aircraft which has performance and operational specifications sufficient to meet the Commercial Requirement and is comparable to the aircraft proposed to be supplied by Norie or his Affiliate or Associate (a “Market Expert Report”) and (ii) for any other aircraft leases, use reasonable best efforts to obtain not less than three (3) bona fide proposals from third-party commercial aircraft providers for the leasing of aircraft which has performance and operational specifications sufficient to meet the Commercial Requirement and which is comparable to the aircraft proposed to be supplied by Norie or his Affiliate or Associate, provided, that if three (3) proposals cannot be obtained after the Company’s reasonable best efforts, the Company shall, in addition to the proposals, if any, that have been obtained, obtain a Market Expert Report through the process set forth in clause (i) above.

“Minister” means the Minister of Transport of Canada.

“Non-Transferring Shareholder” shall have the meaning set forth in Section 4.3(a).

“Norie” means the individual identified in the preamble, and in case of such individual’s death, the estate of such individual as administered by its executors or administrators.

“Norie Directors” shall have the meaning set forth in Section 2.1(b).

“Norie Shareholder” shall have the meaning set forth in the preamble.

“Off-Balance Sheet Liabilities” shall mean, with respect to a Person, (i) any liability of such Person under any sale and leaseback or operating lease transactions that do not create a liability on the balance sheet of such Person, (ii) any repurchase obligation or liability of such Person with respect to accounts or notes receivable sold by such Person, or (iii) any obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the balance sheet of such Person.

“Offer to Match” shall have the meaning set forth in Section 6.4(d)(ii).

“Offered ROFO Shares” shall have the meaning set forth in Section 4.3(a).

“Offered Securities” shall have the meaning set forth in Section 5.1.

“Permitted Designee” means any Person designated by a Shareholder to, on its own behalf, accept or exercise a right or offer granted to, or accept a Transfer of Voting Shares for, such Shareholder pursuant to Section 4.3 in any situation where such Shareholder is unable to exercise such right or offer or Transfer of Voting Shares itself because doing so would constitute a Prohibited Ownership Change, provided that such designated Person’s acceptance or exercise of such right or offer, or acceptance of such Transfer of Voting Shares would not constitute a Prohibited Ownership Change and such Person executes a Joinder Agreement pursuant to Section 4.5(d).

“Permitted Transferee” means, (i) with respect to Voting Shares Beneficially Owned by Norie or Bristow, any wholly owned Subsidiary of such respective Shareholder, provided that if at any time, a Subsidiary of such Shareholder which received Voting Shares ceases to be a wholly owned Subsidiary of such Shareholder, such Subsidiary shall immediately transfer the entirety of its Beneficial Ownership interest in the Voting Shares to such Shareholder or any wholly owned Subsidiary of such Shareholder, and (ii) solely with respect to shares Beneficially Owned by Norie, (A) any Affiliate of Norie in which all interests not Beneficially Owned by Norie are Beneficially Owned by Norie’s wife and/or children and (B) in the event of Norie’s death, Norie’s heirs, executors, administrators, testamentary transferees, legatees and beneficiaries.  All Permitted Transferees shall be required to execute a Joinder Agreement pursuant to Section 4.5(d).

“Person” shall include an individual, a limited liability company, a joint venture, a corporation, a company, a partnership, an association, a trust, a division or operating group of any of the foregoing or any other entity or organization.

“Preemptive Rights Offer” shall have the meaning set forth in Section 5.1.

“Prohibited Ownership Change” shall have the meaning set forth in Section 4.1(a).

“Proposed Issuance” shall have the meaning set forth in Section 5.1.

“Proposed Third-Party Fulfillment” shall have the meaning set forth in Section 6.4(d)(ii).

“Proposed Third-Party Transfer” shall have the meaning set forth in Section 4.3(d)(ii).

“Purchase Agreement” shall have the meaning set forth in the recitals.

“Real Property” shall have the meaning set forth in Section 6.4(a).

“Representatives” of any Person mean the directors, officers, employees, attorneys, accountants, financial advisors, agents and other representatives of such Person.

“ROFO Acceptance Notice” shall have the meaning set forth in Section 4.3(c).

“ROFO Best Terms” shall have the meaning set forth in Section 4.3(c).

“ROFO Negotiation Notice” shall have the meaning set forth in Section 4.3(c).

“ROFO Negotiation Period” shall have the meaning set forth in Section 4.3(c).

“ROFO Notice Period” shall have the meaning set forth in Section 4.3(b)(ii).

“ROFO Sale Notice”   shall have the meaning set forth in Section 4.3(b)(i).

“Share Matching Offer” shall have the meaning set forth in Section 4.3(d)(ii).

“Shareholder” or “Shareholders” means Norie Shareholder and Bristow Shareholder, individually or together, as applicable, and any Transferee of Voting Shares in accordance with this Agreement for so long as such person owns  Voting Shares.

“Shareholder’s Equity” means the amount reflected as total shareholders’ equity on the consolidated balance sheet of the Company, determined in accordance with GAAP, as of the most recent fiscal year end or end of any quarterly period.

“Special Board Majority” shall have the meaning set forth in Section 2.5.

“Special Board Matter” shall have the meaning set forth in Section 2.5.

“Special Shareholder Matter” shall have the meaning set forth in Section 3.2.

“Subsidiary” means, with respect to any Person, (i) any corporation more than fifty percent (50%) of whose shares of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time shares of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more Subsidiaries of such Person and (ii) any partnership (other than a limited partnership), association, joint venture or other entity in which such Person directly or indirectly through one or more Subsidiaries of such Person has more than a fifty percent (50%) equity interest and (iii) any limited partnership of which such Person is the general partner.

“Tag-along Notice” shall have the meaning set forth in Section 4.4(b)(i).

“Tag-along Sale” shall have the meaning set forth in Section 4.4(a).

“Tag-along Shareholder” shall have the meaning set forth in Section 4.4(a).

“Third-Party Fulfillment Notice” shall have the meaning set forth in Section 6.4(d)(ii).

“Third-Party Purchaser” shall have the meaning set forth in Section 4.3(a).

“Third-Party Transfer Notice” shall have the meaning set forth in Section 4.3(d)(ii).

“Transfer” means to, directly or indirectly (including through any transfer of interests of any intermediate Subsidiary), sell, transfer, assign, pledge, encumber, hypothecate, dispose of, grant a right in respect of, or to enter into any Contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition of, or grant of a right in respect of, the applicable asset, property, interest, right, etc.

“Transfer Acceptance Period” shall have the meaning set forth in Section 4.3(d)(ii).

“Transfer Trigger Event” means the death, permanent  disability, mental incapacity, or retirement from the CEO/President position after age sixty-five (65) of Norie (or if Norie retires prior to age sixty-five (65), any time after age sixty-five (65)).

“Transferring Shareholder” shall have the meaning set forth in Section 4.3(a).

“US GAAP” means generally accepted accounting principles in the United States.

“Voting Shares” means the Class A Common Shares of the Company (“Class A Shares”); Class B Common Shares of the Company (“Class B Shares”); and any other equity securities of the Company eligible to vote for the election of directors issued from time to time hereafter.

“Waived Commercial ROFO Transfer Period” shall have the meaning set forth in Section 6.4(d)(i).

“Waived ROFO Transfer Period” shall have the meaning set forth in Section 4.3(d)(i).

ARTICLE 2
 MANAGEMENT OF THE COMPANY

2.1        Board Representation.  The Board shall consist of five (5) members who shall be comprised as follows:

(a)                Norie (who shall be considered to be designated by Norie Shareholder) or another Canadian Person designated by Norie Shareholder following a Transfer Trigger Event;

(b)               two (2) individuals (all of whom shall be Canadian Persons), as may be designated from time to time in writing by Norie Shareholder (collectively with Norie or such other individual designated in accordance with Section 2.1(a), the “Norie Directors”); and

(c)                two (2) individuals, as may be designated from time to time in writing by Bristow Shareholder (the “Bristow Directors”).

2.2        Chairperson.

(a)                Norie shall serve as the initial Chairperson of the Board, until his death, permanent disability, resignation or removal.

(b)               The Chairperson shall be elected, and may be removed at any time, by a Board Majority.  The Chairperson shall at all times be a Canadian Person.

(c)                The Chairperson shall preside at all meetings of the shareholders and of the Board.  The Chairperson shall make reports to the Board and the shareholders as requested.  Except for the foregoing, the Chairperson shall not have any additional powers and responsibilities in his or her capacity as such, and without limitation, shall not have any second or casting vote.

2.3.            Removal and Vacancies.  Any director elected or appointed in accordance with this Article 2 shall, and may only, be removed from office upon the written request of the Shareholder entitled to designate such director.  In the case of any vacancy in the office of a director, by death, resignation, removal or otherwise, only the Shareholder entitled to designate such director shall be entitled to designate a successor to hold office for the unexpired term of the director whose place shall be vacant.

2.4.            Quorum; Meetings.

(a)                A quorum at any meeting of the Board shall require (i) the presence of a majority of the directors then-serving on the Board, (ii) that a majority of directors present at such meeting are Canadian Persons who are Norie Directors and (iii) the presence of at least one (1) Bristow Director.

(b)               If at any meeting of the Board a quorum is not present, the directors present at such meeting may adjourn that meeting, to be reconvened on not less than seventy-two (72) hours’ notice to each director.  If a quorum is not present at the reconvened meeting, that meeting may be adjourned by the directors present, to be reconvened on not less than seventy-two (72) hours’ notice to each director, and the directors present at that further reconvened meeting will, notwithstanding Section 2.4(a), constitute a quorum; provided that a majority of directors present at such meeting are Canadian Persons who are Norie Directors.

(c)                The Board shall meet at least once per quarter.  Any director may convene a meeting of the Board upon five (5) days’ prior notice to all other directors, which shall specify in reasonable detail the purpose for which the meeting is being convened.

2.5.            Board Actions .  All actions and decisions of the Board shall require a Board Majority, except for the following actions with respect to or involving any Group Company (each, a “Special Board Matter”), which shall require the approval of a majority (a “Special Board Majority”) comprised of (i) a Board Majority, (ii) at least one (1) Norie Director and (iii) at least one (1) Bristow Director; provided that, in the event that either all of the Norie Directors or all of the Bristow Directors are not entitled to vote on the relevant Special Board Matter under applicable Law, the Special Board Matter will also require the prior approval of both Norie Shareholder and Bristow Shareholder (in their capacity as Shareholders):

(a)                any mergers, consolidations, recapitalizations, restructurings, reorganizations, business combination or change of control transactions, joint ventures or similar transactions;

(b)               any individual or related series of acquisition of assets, securities or businesses, including equity interests, or other capital expenditures, (and with a purchase price or cost in excess of $20 million, unless expressly contemplated as a separate line-item in an Annual Budget which was approved by one Bristow Director pursuant to Section 2.9(a) (and for purposes of clarity no Special Board Majority approval shall be required pursuant to this Section 2.5(b) for any aircraft or real estate leases expressly excluded from the calculation of Indebtedness);

(c)                any individual or related series of dispositions of assets, securities or businesses, including equity interests, for consideration that has not been reasonably demonstrated to the satisfaction of the Board is at least equal to the fair market value of such asset, security or business, including the granting any rights (including rights of first offer or first refusal), options or other commitments to acquire or lease any such assets, security or business for consideration that has not been reasonably demonstrated to the satisfaction of the Board to be at least equal to the fair market value of such assets, security or business;

(d)               any authorization, issuance, creation, incurring, or refinancing (by recapitalization or otherwise) of any Indebtedness (or Liens relating to Indebtedness) or entry into any other binding commitments with any person (other than a Group Company), if it would result in the Debt to Equity Ratio of the Group Companies exceeding one-to-one or such other ratio as approved by a Special Board Majority, provided that the Company may issue, create, incur or refinance any Indebtedness pursuant to a revolving line of credit up to the maximum amount available under such revolving line of credit that was previously authorized by a Special Board Majority and reflected in the calculation of the Debt to Equity Ratio;

(e)                any entry into (and any amendment, alteration or cancellation of) an Interested Transaction, or any material change in the allocation of intercompany expenses between the Company, on the one hand, and other entities owned, directly or indirectly, by Norie, on the other hand, except for, in each case,

(i)                 transactions solely between the Group Companies and not affecting the rights of any other person,

(ii)               the lease to the Company of the aircraft referred to in Schedule 2.5(e)(ii) on substantially the terms set forth in such Schedule;

(iii)             the lease to the Company of aircraft to fulfill a Commercial Requirement for which (A) Bristow has declined to submit a Commercial ROFO Negotiation Notice, (B) the lease rates and terms proposed by Norie (or his Affiliates and Associates) for any aircraft owned by Norie (or his Affiliates and Associates) are no less favorable to the Company than (x) any of those offered or reported in the Market Check and (y) those of the aircraft leases then outstanding from Bristow and its Affiliates and (C) the Parties have mutually agreed to the fair market value of such aircraft for purposes of determining the lease rate (with any disagreements with respect to the fair market value of such aircraft to be resolved by a nationally recognized appraiser experienced in helicopter appraisals mutually agreed upon by at least one Norie Director and one Bristow Director); and

(iv)             the sublease to VIH Cougar Helicopters, Inc. of the Transferred Helicopters (as defined in the Purchase Agreement), to the extent permitted by Section 9(d) of those certain aircraft leases in the form attached as Exhibit C to the Purchase Agreement.

(f)                any declaration or payment of any distributions on, or repurchase of, any Voting Shares or other securities;

(g)               any material change to accounting policies, or a change of the independent auditor, of any Group Company;

(h)               any entry into (and any amendment, alteration or cancellation of) any Contract or the taking of any action that would, or would be reasonably likely to, cause any Group Company, any Shareholder or any of their respective Affiliates (i) to not be able to compete freely in any line of business or in any geographic area, (ii) to be required to provide services or goods on an exclusive basis to any Person, (iii) to be required to provide “most-favored nation” pricing or terms to any Person, (iv) to refrain from the solicitation of any customer, supplier or employee of any Person or of any acquisition transaction or (v) to otherwise be restricted from the ability to engage freely in any transaction;

(i)                 (i) any entry into any new customer Contracts, or (ii) any amendment or alteration of any existing customer Contracts, in each of clauses (i) and (ii) unless it is reasonably demonstrated to the satisfaction of the Board that such new customer Contract or amendment would not result in financial, durational, commercial and legal terms that are materially less favorable to the Group Companies than existing customer Contracts at the date of this Agreement (for new Contracts) or those existing customer Contracts (for amendments and alterations), or (iii) any advance termination of any existing customer Contracts unless such termination is with the consent of the contractual counterparty and is replaced by a new customer Contract that has been reasonably demonstrated to the satisfaction of the Board to contain financial, durational, commercial and legal terms that are at least as favorable to the Group Companies as the Contract being terminated;

(j)                 commencement, payment, discharge, settlement or compromise of any material litigation;

(k)               adoption of or material changes to (i) any incentive compensation, bonus or pension plans for employees that are materially different from plans existing as of the date of this Agreement, or (ii) any profit sharing or similar arrangements for employees;

(l)                 changing the size of the Board; or

(m)             enter into any Contract or otherwise obligate the Group Companies to do any of the foregoing.

2.6.            Committees.

(a)                The Board of Directors may, by resolution passed by a Board Majority, designate one or more committees to the Board.  Committees of the Board may be delegated any authority vested in the Board; provided that no Special Board Matter may be delegated to or approved by any such committee unless such committee is explicitly authorized by resolution to do so by the Board, which authorization shall require a Special Board Majority.  Any decision taken by a committee must be approved by a majority of the directors then-serving on such committee.  A majority of the directors appointed to any committee of the Board of Directors must be Canadian Persons who are Norie Directors.

(b)               The Shareholders shall, as nearly as reasonably practicable, be entitled representation on each committee of the Board in proportion to their representation on the Board, provided that there shall be at least one (1) Norie Director and one (1) Bristow Director on each committee of the Board.

(c)                Committee Quorum.

(i)                 A quorum at any meeting of a committee of the Board shall require (i) the presence of a majority of the committee members then-serving on such committee, (ii) that a majority of committee members present at such meeting are Canadian Persons who are Norie Directors and (iii) the presence of at least one (1) Bristow Director.

(ii)               If at any meeting of a committee of the Board, a quorum is not present, the committee members present at such meeting may adjourn that meeting, to be reconvened on not less than seventy-two (72) hours’ notice to each committee member.  If a quorum is not present at the reconvened meeting, that meeting may be adjourned by the committee members present, to be reconvened on not less than seventy-two (72) hours’ notice to each committee member, and the committee members present at that further reconvened meeting will constitute a quorum, provided that (i) a majority of the committee members then-serving on such committee are present, and (ii) a majority of committee members present at such meeting are Canadian Persons who are Norie Directors.

2.7.            Interests of Directors.

(a)                A Bristow Director may (i) have regard, and afford primacy, to the interests of Bristow in performing and exercising his or her powers and discharging his or her duties as a Director, including with respect to the grant or denial of approval of any Special Board Matter (and to the extent that a Bristow Director doing so would otherwise be inconsistent with the exercise of his or her discretion under the Canada Business Corporations Act, the relevant power of the Bristow Director shall be restricted and given to Bristow, and nothing shall fetter Bristow’s discretion when exercising such power), and (ii) disclose to Bristow all information of which the Bristow Director becomes aware, and none of the Company, its Subsidiaries or Shareholders or any other Person shall have any rights or claims  in respect or as a result of their doing so.  No Bristow Director shall (i) be in any way limited as a result of his or her serving in that capacity from engaging in, or possessing an interest in, any other business venture of any kind or in any manner, or (ii) have any obligation to present any opportunity to the Company or its Subsidiaries (even if it is one that the Company or its Subsidiaries might have pursued), and none of the Company, its Subsidiaries or Shareholders or any other Persons shall have any rights or claims in respect of such ventures or opportunities or the Bristow Directors’ actions in connection therewith.

(b)               Notwithstanding Section 2.7(a), a director shall disclose to the Company, in writing or by requesting to have it entered in the minutes of meetings of the Board or of meeting of the Board, the nature and extent of any interest that he or she has in a material contract or material transaction as contemplated by the Canada Business Corporations Act and, subject to such disclosure, no director shall (i) be disqualified from deliberating upon, or voting on, such contract or transaction notwithstanding  such disclosed interests, or (ii) be accountable to the Company or its Shareholders for any profit realized from such a contract or transaction that has been approved by the Board (including by a Special Board Majority in the event of an Interested Transaction).

(c)                No Norie Director shall (i) be in any way limited as a result of his or her serving in that capacity from engaging in, or possessing an interest in, any other business venture of any kind or in any manner, to the extent relating solely to VFR helicopter services or fixed-wing aircraft services, or (ii) have any obligation to present any opportunity to the Company or its Subsidiaries to the extent relating solely to VFR helicopter services or fixed-wing aircraft services (even if it is one that the Company or its Subsidiaries might have pursued), and none of the Company, its Subsidiaries or Shareholders or any other Persons shall have any rights or claims in respect of such ventures or opportunities or the Norie Directors’ actions in connection therewith.

2.8.            Officers.

(a)                Norie shall serve as the initial Chief Executive Officer/President (or equivalent position) of the Company, until his death, permanent disability, resignation or removal.  All of the officers and employees shall report to the Chief Executive Officer/President, and the Company shall not create any officer position with more seniority than such position.

(b)               Each of the Chief Executive Officer/President and Chief Operating Officer/General Manager (or equivalent positions, by function or seniority) of the Company shall at all times be a Canadian Person.

(c)                All appointments of the Chief Executive Officer/President (or equivalent position, by function or seniority) at the Company, and any removal of any such officer, shall require the nomination or recommendation of the Norie Directors and be subject to the approval of a Special Board Majority.

2.9.            Annual Budget.

(a)                No less than thirty (30) days prior to the beginning of each Fiscal Year, the Company shall adopt an annual budget and business plan (the “Annual Budget”) for the Group Companies for the upcoming Fiscal Year.  Adoption of, and material modification to, the Annual Budget requires the approval by a Board Majority.  The approval of any matter within an Annual Budget shall not affect any separate approval necessary for a Special Board Matter or a Special Shareholder Matter, unless such matter was expressly contemplated as a separate line item within an Annual Budget which was approved by at least one Bristow Director.  In the event that an Annual Budget for a Fiscal Year is not adopted by the beginning of such Fiscal Year, the Annual Budget from the prior Fiscal Year shall be renewed for such Fiscal Year, with solely those adjustments as are necessary to reflect any necessary increases in non-discretionary expenses, excluding any one-time items incurred in the prior Fiscal Year.

(b)               The Company shall prepare as at the end of every quarterly period a projected income statement (including projected EBITDAR) and balance sheet for the Group Companies for the prospective twelve (12)-month period commencing from the beginning of the immediately following quarterly period, which forecasts shall indicate any anticipated material differences from the Annual Budget previously approved by the Board.  Such forecasts shall be delivered to members of the Board at each quarterly Board meeting.

2.10.                       Compensation.  The Shareholders acknowledge that each Shareholder is responsible for the compensation, if any, of the directors nominated by such Shareholder, and no director of the Company shall receive any compensation, whether cash or otherwise, from the Group Companies for his or her services as director.

ARTICLE 3
 SHAREHOLDER APPROVAL RIGHTS

3.1.            Quorum.

(a)                Quorum at any meeting of the shareholders of the Company shall require that shareholders holding more than 80% of the voting power for the election of directors, as represented by Voting Shares, be present in person or by proxy.

(b)               If, at any meeting of the shareholders of the Company, quorum is not present, the shareholders present at such meeting may adjourn that meeting, to be reconvened on not less than seventy-two (72) hours’ notice to each shareholder.  If a quorum is not present at the reconvened meeting, that meeting may be adjourned by the shareholders present, to be reconvened on not less than seventy-two (72) hours’ notice to each shareholder, and the shareholders present at that further reconvened meeting will constitute a quorum; provided that a majority of the Voting Shares represented at such reconvened meeting are held by Canadian Persons.

3.2.            Special Shareholder Matters.  Notwithstanding anything to the contrary and without prejudice to any requirement for any approvals required by the Board, no Group

Company shall take any of the following actions (each, a “Special Shareholder Matter”) without the prior approval of Norie and Bristow (in their capacity as Shareholders):

(a)                any issuance of equity securities of any Group Company, whether common or preferred, voting or non-voting, or instruments convertible into or exercisable for, or evidencing the right to subscribe for, or any warrants or options to acquire, any such equity securities;

(b)               material changes to the compensation of, or any material changes to or creation of any new compensation plans for, any senior officer or officers of any Group Company, if materially different from past compensation or benefits practices;

(c)                creation of any new Subsidiaries of the Company or dissolution of any existing Subsidiary of the Company;

(d)               any amendment, modification or waiver of any provision of any Charter Document of any Group Company;

(e)                (i) the commencement of a voluntary case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to any Group Company, or seeking to adjudicate any Group Company bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to any Group Company or any Indebtedness of any Group Company, or (B) seeking appointment of a receiver, trustee, custodian or other similar official for any Group Company or for all or any substantial part of any Group Company’s assets, or (ii) the making of a general assignment for the benefit of any Group Company’s creditors; or

(f)                the commencement of any termination, plan of liquidation or dissolution or winding-up of the business and affairs of any Group Company.

ARTICLE 4
 TRANSFER RESTRICTIONS

4.1.            Regulatory Compliance.

(a)                No Shareholder may Transfer any Voting Shares if such Transfer would cause, or would be reasonably likely to cause, the Company to cease to be considered a Canadian Person (a “Prohibited Ownership Change”), provided that, except as otherwise provided in this Agreement, a Shareholder may enter into agreements or take other actions in contemplation of such Transfer, so long as the final consummation of such Transfer is subject to and conditional upon receipt of the Canadian Transportation Act Approval and any other Governmental Authorizations required for such Transfer.

(b)               In connection with any required Canadian Transportation Act Approval or other Governmental Authorizations with regard to any Transfer of Voting Shares contemplated by this Article 4 and permitted by this Agreement, the Company shall file such applications as it is required to file in order to obtain any required Canada Transportation Act Approval or other Governmental Authorizations, and Bristow, Norie and each Shareholder shall cooperate with the Company and promptly provide it with any and all information necessary or otherwise reasonably requested by the Company to complete the filing of such applications and to obtain such Canada Transportation Act Approval or other Governmental Authorizations.  The Company and Bristow, Norie and the Shareholders shall use their reasonable best efforts to obtain such Canada Transportation Act Approval or other Governmental Authorizations, including (i) diligently prosecuting such applications, including opposing any petitions to deny, or other objections filed with respect to, applications for such Canada Transportation Act Approval or other Governmental Authorizations, and (ii) promptly taking all other actions reasonably requested by the Company as necessary, desirable and/or appropriate to facilitate obtaining such Canada Transportation Act Approval or other Governmental Authorizations, in each case at the Company’s sole expense.

4.2.            Restrictions on Transfer.

(a)                Norie and Norie Shareholder shall not Transfer or permit the Transfer any Voting Shares except for Transfers of the entirety of Norie’s Beneficial Ownership interest in the Voting Shares which are expressly permitted by Section 4.2(b).  In no event shall Norie or Norie Shareholder Transfer or permit the Transfer of any Voting Shares to any Competitor, without the prior written consent of Bristow in its sole discretion.

(b)               Norie and Norie Shareholder shall be permitted to Transfer the entirety of Norie’s Beneficial Interest in the Voting Shares (a) to any Permitted Transferee, (b) pursuant to Sections 4.3 and 4.4 or (c) with the prior written consent of Bristow, in its sole discretion.

(c)                In any Transfer of Voting Shares by Norie or Norie Shareholder permitted by this Article 4, the transferee in such Transfer (including any Permitted Transferee) shall assume all rights and obligations of Norie Shareholder under this Agreement, and of Norie under this Agreement if Norie has no Beneficial Ownership interest in the Company after such Transfer, pursuant to the Joinder Agreement contemplated in Section 4.5(d), provided that, the provisions of Section 6.5(b) have been complied with prior to such Transfer.

(d)               Bristow and Bristow Shareholder may Transfer all or some of its Voting Shares (a) to any Permitted Transferee, (b) pursuant to Sections 4.3 or 4.4 or (c) with the prior written consent of Norie, in his sole discretion.  Prior to the consummation of any such Transfer of some, but not all, of the Voting Shares Beneficially Owned by Bristow or Bristow Shareholder to any Person other than to a wholly owned subsidiary or an existing Shareholder, the Company and the Shareholders agree to negotiate in good faith to amend this Agreement to determine and allocate the rights and obligations of the Shareholders under this Agreement to reflect the addition of such additional shareholder, it being understood that Bristow and Bristow Shareholder shall be entitled to Transfer any portion or all of its rights and obligations under this Agreement at its discretion in connection with any such Transfer.

4.3.            Right of First Offer.

(a)                (i) With respect to Norie and Norie Shareholder, at the earlier of (A) the five (5)-year anniversary of the Closing or (B) a Transfer Trigger Event, and (ii) with respect to Bristow and Bristow Shareholder, at any time after Closing, in each case subject to the terms and conditions specified in this Section 4.3, such Shareholder (the “Transferring Shareholder”) shall have the right to Transfer the Voting Shares Beneficially Owned by such Transferring Shareholder (the “Offered ROFO Shares”) to any bona fide non-Affiliated third-party purchaser (a “Third-Party Purchaser”); provided that the Transferring Shareholder shall not be entitled to Transfer such Voting Shares without first offering such Voting Shares for Transfer to the non-Transferring Shareholder (the “Non-Transferring Shareholder”).  Each time that a Transferring Shareholder proposes to Transfer any Offered ROFO Shares (other than Transfers permitted pursuant to Section 4.4 (for Bristow and Bristow Shareholder) or to Permitted Transferees), the Transferring Shareholder shall first make an offering of the Offered ROFO Shares to the Non-Transferring Shareholder in accordance with the following provisions of this Section 4.3.

(b)               Offer Notice.

(i)                 The Transferring Shareholder shall give written notice (the “ROFO Sale Notice”) to the Non-Transferring Shareholder stating its bona fide intention to Transfer the Offered ROFO Shares and specifying (1)  the number of Offered ROFO Shares (which, with respect to Norie and Norie Shareholder, shall be all of the Voting Shares Beneficially Owned by Norie) and (2) the material terms and conditions, including the price, pursuant to which the Transferring Shareholder proposes to Transfer the Offered ROFO Shares.

(ii)               The ROFO Sale Notice shall constitute the Transferring Shareholder’s offer to Transfer the Offered ROFO Shares to the Non-Transferring Shareholder (or a buyer designated by the Non-Transferring Shareholder) on the terms set forth in the ROFO Sale Notice, which offer shall be irrevocable for a period of sixty (60) consecutive days, commencing from the date which the non-Transferring Shareholder receives the ROFO Sale Notice (the “ROFO Notice Period”).

(c)                Upon receipt of ROFO Sale Notice, the Non-Transferring Shareholder may, within the ROFO Notice Period, (a) offer to purchase, or arrange for its designated buyer to purchase, all (but not less than all) of the Offered ROFO Shares by delivering a written notice (a “ROFO Acceptance Notice”) to the Transferring Shareholder stating that it accepts the offer to purchase such Offered ROFO Shares on the terms specified in ROFO Sale Notice, which ROFO Acceptance Notice shall be binding upon delivery and irrevocable by the Non-Transferring Shareholder, or (b) by written notice to the Transferring Shareholder (the “ROFO Negotiation Notice”), commence exclusive good faith negotiations with the Transferring Shareholder for revised terms and conditions, including the price, for the sale and purchase of the Offered ROFO Shares.  Upon delivery of the ROFO Negotiation Notice, the Transferring Shareholder and the Non-Transferring Shareholder shall negotiate in good faith for sixty (60) consecutive days, commencing from the date which the non-Transferring Shareholder receives the ROFO Negotiation Notice, on the revised terms and conditions of such offer (or a longer time as may be mutually agreed) (the “ROFO Negotiation Period”), and any revised terms that they agree to during such ROFO Negotiation Period shall constitute the terms and conditions of the sale and purchase of the Offered ROFO Sales by the Transferring Shareholder  to the Non-Transferring Shareholder.  If they are unable to agree by the end of the ROFO Negotiation Period, the best and final offer made by the Non-Transferring Shareholder at the end of the ROFO Negotiation Period, which offer shall contain all material terms and conditions, including the price, on which the Non-Transferring Shareholder will offer to purchase such Offered ROFO Shares, shall be referred to as the “ROFO Best Terms.”

(d)               Consummation of Sale.

(i)                 If the Non-Transferring Shareholder does not deliver a ROFO Acceptance Notice or a ROFO Negotiation Notice in accordance with Section 4.3(c), or if the ROFO Negotiation Period ends without the agreement of the terms and conditions of a sale and purchase of Offered ROFO Shares between the Transferring Shareholder and the Non-Transferring Shareholder, the Transferring Shareholder may, during the ninety (90) day period following the expiration of the later of the (i) ROFO Notice Period and (ii) ROFO Negotiation Period (the “Waived ROFO Transfer Period”), solicit offers for and enter into binding agreements for the Transfer of all of the Offered ROFO Shares to any Third-Party Purchaser for cash on terms and conditions materially more favorable to the Transferring Shareholder than the ROFO Best Terms (if any), provided that any definitive documentation shall contain provisions subjecting the consummation of any such Transfer to the Non-Transferring Shareholder’s rights set forth in Section 4.3(d)(ii).

(ii)               Prior to the execution of any definitive documentation relating to a Transfer permitted pursuant to Section 4.3(d)(i), the Transferring Shareholder shall give notice in writing to the Non-Transferring Shareholder of such proposed Transfer (the “Proposed Third-Party Transfer”).  Such notice (the “Third-Party Transfer Notice”) shall describe the Proposed Third-Party Transfer (including (i) the name and address of the proposed Third-Party Purchaser and if the proposed Third-Party Purchaser is not an individual, its registered office (together with all information necessary to determine the identity of any Person ultimately controlling such entity, to the extent known, after making reasonable inquiries, to the Transferring Shareholder), (ii) the number of Offered ROFO Shares (which, with respect to Norie and Norie Shareholder, shall be all of the Voting Shares Beneficially Owned by Norie) and (iii) the material terms and conditions, including the price, pursuant to which the Transferring Shareholder proposes to Transfer the Offered ROFO Shares and, if applicable, a copy of the definitive purchase agreement

 (which purchase agreement, in the event of any proposed Transfers by Norie or Norie Shareholder, must contemplate Bristow’s exercise of the tag-along rights set forth in Section 4.4) and contain an offer (the “Share Matching Offer”) for the Non-Transferring Shareholder or its designated buyer to purchase all, but not less than all, of the Offered ROFO Shares at the same price and on terms no less favorable to the Non-Transferring Shareholder than those of the Proposed Third-Party Transfer.  If the Non-Transferring Shareholder fails to accept the Share Matching Offer by written notice to the Transferring Shareholder or waives by written notice its rights under this Section 4.3(d)(ii) with respect to such Third-Party Transfer within thirty (30) days after receipt of the Third-Party Transfer Notice (the “Transfer Acceptance Period”), then the Transferring Shareholder may proceed with and consummate the Proposed Third-Party Transfer, provided, in the case of Transfers by Norie and Norie Shareholder, such Transferring Shareholder has permitted Bristow to exercise its tag-along rights set forth in Section 4.4.

(iii)             If the Transferring Shareholder does not consummate the Transfer of the Offered ROFO Shares within thirty (30) days of the end of the Transfer Acceptance Period, which period may be extended solely to the extent necessary to obtain any regulatory approvals for no longer than one-hundred and twenty (120) days, the rights provided hereunder shall be deemed to be revived and the Offered ROFO Shares shall not be offered to any Person unless first re-offered to the Non-Transferring Shareholder in accordance with this Section 4.3.

4.4.            Tag-along Rights.

(a)                If Norie and/or Norie Shareholder, as the Transferring Shareholder,  proposes to consummate the Transfer of the Voting Shares Beneficially Owned by Norie to a Third Party Purchaser, and Bristow, as the Non-Transferring Shareholder, has not elected to purchase (or elect a designee to purchase) such Voting Shares from Norie and/or Norie Shareholder upon receipt of the Third-Party Transfer Notice, then Bristow and Bristow Shareholder (a “Tag-along Shareholder”) shall be permitted to participate in such Transfer (a “Tag-along Sale”) on the terms and conditions set forth in this Section 4.4.  For avoidance of doubt, the provisions of this Section 4.4 shall not apply to any transaction in which Bristow or Bristow Shareholder is the Transferring Shareholder.

(b)               Shares to be Sold.

(i)                 Each Tag-along Shareholder shall exercise its right to participate in a sale of Voting Shares by a Transferring Shareholder subject to this Section 4.4 by delivering to a Transferring Shareholder a written notice (a “Tag-along Notice”) stating its election to do so within the Transfer Acceptance Period contemplated in Section 4.3(d)(ii), provided that no Tag-along Notice can be issued if Norie and Norie Shareholder’s Share Matching Offer to Bristow and/or Bristow Shareholder is accepted. The offer of each Tag-along Shareholder set forth in a Tag-along Notice shall be irrevocable, (but shall lapse if the rights are revived pursuant to Section 4.4(f)) and, to the extent such offer is accepted, such Tag-along Shareholder shall be bound and obligated to sell in the proposed sale on the terms and conditions set forth in this Section 4.4. Each Tag-along Shareholder shall offer to sell all, and not less than all, of the Voting Shares Beneficially Owned by such Tag-along Shareholder.

(ii)               The Transferring Shareholder shall include in the proposed sale to the Proposed Transferee all of the Voting Shares that the Tag-along Shareholders have requested to have included pursuant to the applicable Tag-along Notices.  In the event the Third-Party Purchaser refuses to purchase all of the Voting Shares sought to be sold by the Tag-along Shareholders, the Transferring Shareholder shall negotiate with such Third-Party Purchaser for the inclusion of all Voting Shares offered to be sold, and shall not consummate the proposed Transfer if such Third-Party Purchaser is unwilling to purchase all of the Voting Shares sought to be sold by the Tag-along Shareholders.

(iii)             Each Tag-along Shareholder who does not deliver a Tag-along Notice in compliance with clause (i) above shall be deemed to have waived all of such Tag-along Shareholder’s rights to participate in such sale, and the Transferring Shareholder shall (subject to the rights of any participating Tag-along Shareholder) thereafter be free to sell to the Third-Party Purchaser its Voting Shares at a per share price that is no greater than the per share price set forth in the Third-Party Transfer Notice and on other same terms and conditions which are not materially more favorable to Transferring Shareholder than those set forth in the Third-Party Transfer Notice, without any further obligation to the non-accepting Tag-along Shareholders.

(c)                Each Shareholder participating in a sale pursuant to this Section 4.4 shall receive the same consideration per share.

(d)               Each Tag-along Shareholder shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Transferring Shareholder makes or provides in connection with the Tag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Transferring Shareholder, the Tag-along Shareholder shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants and indemnities shall be made by the Transferring Shareholder and each other Tag-along Shareholder severally and not jointly and any indemnification obligation in respect of breaches of representations and warranties that do not relate to such Tag-along Shareholder shall be in an amount not to exceed the aggregate proceeds received by such Tag-along Shareholder in connection with any sale consummated pursuant to this Section 4.4.

(e)                Each Shareholder shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Transferring Shareholder, provided, that in no event shall the Tag-along Shareholder be required to incur any obligation (including indemnification obligations) in connection with such Tag-along Sale greater than the aggregate proceeds received by such Tag-along Shareholder and its Affiliates from such Tag-along Sale.

(f)                If the Transferring Shareholder does not consummate the Transfer of the Shares within thirty (30) days of the end of the Transfer Acceptance Period, which period may be extended for no longer than one-hundred and twenty (120) days solely to the extent necessary to obtain any regulatory approvals, the rights provided hereunder shall be deemed to be revived and the Transferring Shareholder’s Shares shall not be offered to any Person unless first re-offered to the Non-Transferring Shareholder in accordance with Section 4.3 and subjected to the tag-along rights in this Section 4.4.

4.5.            General Provisions Regarding Transfers.

(a)                Any attempted Transfer of Voting Shares not permitted under the terms of, or not conducted in accordance with the procedures set forth within, this Article 4 shall be null and void ab initio and of no force or effect, and the Company shall not in any way give effect to or be required to recognize any such impermissible Transfer.

(b)               The Board shall approve, and delegates to any director the authority to evidence the approval of the Board of, any Transfer of Voting Shares effected in accordance with this Agreement.

(c)                In any Transfer contemplated by Section 4.3, to the extent that one Shareholder is Transferring to another existing Shareholder, the Transferring Shareholder shall (i) in connection with the definitive documentation relating to such Transfer, represent and warrant, as relating to the Transfer, that (A) the Transferring Shareholder has full right, title and interest in and to the Voting Shares being Transferred, (B) the Transferring Shareholder has all the necessary power and authority and have taken all necessary action to Transfer such Voting Shares, except with respect to any Governmental Consents, and (C) such Voting Shares are free and clear of any and all Liens other than those arising as a result of or under the terms of this Agreement, (iii) take all actions as may be reasonably necessary to consummate the Transfer, including, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate and taking any actions required by Section 4.1(b), provided, that in no event shall the Transferring Shareholder be required to incur any obligation (including indemnification obligations) in connection with such Transfer greater than the aggregate proceeds received by the Transferring Shareholder and their Affiliates from such Transfer.  At the closing of any such Transfer, the Transferring Shareholder shall deliver to the transferee a certificate or certificates representing the Voting Shares to be Transferred (if any), accompanied by stock powers and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the applicable purchase price.

(d)               No Transfers of Voting Shares by any Shareholder will be permitted unless the transferee in such Transfer executes a Joinder Agreement consenting to becoming a Shareholder and to be bound by all provisions of this Agreement that the transferor is subject to.  Upon any Transfer by a Shareholder of all of its Voting Shares, that Shareholder shall cease to be a Shareholder for all purposes under this Agreement, except with respect to any obligations which accrued prior to the closing date of such Transfer; provided that no such Transfer shall result in Bristow or Norie ceasing to be bound by this Agreement until such time as none of it or its Affiliates (including, in the case of Norie, any of Norie’s wife and/or children) ceases to Beneficially Own any shares of the Company, and any obligations which occurred prior to such time shall continue.  For avoidance of doubt, no Transfer of Voting Shares by Bristow and/or Bristow Shareholder shall affect Bristow and its Affiliates’ obligations with respect to the Earn-out Payment pursuant to the Purchase Agreement.

(e)                In the exercise of any rights or offer contemplated by Section 4.3, Bristow shall be permitted to cause a Permitted Designee or any of its Affiliates, as designated by Bristow, to accept any Voting Shares to be acquired by Bristow on Bristow’s behalf, and such Permitted Designee or Affiliate shall be required to enter into a Joinder Agreement pursuant to Section 4.5(d) in connection with its acceptance of the Voting Shares contemplated by this Section 4.5(e).

(f)                Restrictive Legends.  Each Voting Share held by a Shareholder, and each Voting Share issued to any subsequent transferee of such, shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A PRIVATE PLACEMENT, WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR QUALIFIED FOR DISTRIBUTION UNDER APPLICABLE CANADIAN SECURITIES LAWS, AND MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE TRANSFERRED (A) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT COVERING THE TRANSFER, (B) IN A TRANSACTION WHICH IS EXEMPT FROM REGISTRATION UNDER THE PROVISIONS OF THE ACT, AND/OR (C) TRANSFERRED IN COMPLIANCE WITH APPLICABLE CANADIAN SECURITIES LAWS, AS APPLICABLE; PROVIDED THAT THE ISSUER MAY REQUIRE THE TRANSFEROR TO DELIVER AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER REGARDING THE AVAILABILITY OF SUCH AN EXEMPTION AND/OR COMPLIANCE WITH APPLICABLE CANADIAN SECURITIES LAWS.

THE SHARES REPRESENTED BY THIS CERTIFICATE, AND THE SALE, ENCUMBRANCE OR OTHER DISPOSITION THEREOF, ARE SUBJECT TO THE PROVISIONS OF A UNANIMOUS SHAREHOLDER AGREEMENT MADE AS OF •, 2012 TO WHICH THE COMPANY AND ALL SHAREHOLDERS ARE PARTY AND THAT IS, AND FOR ALL PURPOSES SHALL BE TREATED AS BEING, A UNANIMOUS SHAREHOLDER AGREEMENT FOR THE PURPOSES OF THE   CANADA BUSINESS CORPORATIONS ACT.  THE SHARES REPRESENTED BY THIS CERTIFICATE ARE TRANSFERABLE ONLY IN ACCORDANCE WITH THE PROVISIONS OF SUCH AGREEMENT, AND ANY HOLDER OF SHARES OF THE COMPANY (WHETHER ACQUIRED UPON ISSUANCE OR TRANSFER) SHALL BE, AND BE DEEMED TO BE, A PARTY TO AND BOUND BY THAT AGREEMENT, WHICH SHALL CONTINUE TO BE EFFECTIVE AS A UNANIMOUS SHAREHOLDER AGREEMENT NOTWITHSTANDING ANY ISSUE OR TRANSFER OF SHARES OF THE COMPANY.”

ARTICLE 5
 PREEMPTIVE RIGHTS

5.1.            Right to Participate in Future Sales.  If at any time after the Effective Date any Group Company proposes to sell or issue any additional Voting Shares or any other equity securities, or right convertible into or exchangeable therefor (the “Offered Securities”), then the Company shall give notice in writing to each Shareholder of such proposed sale or issuance (the “Proposed Issuance”).  Such notice (the “Issuance Notice”) shall describe the Proposed Issuance (including the amount and type of Offered Securities to be sold or issued, the price to be paid for the Offered Securities, the identity of the proposed purchaser and the material terms and conditions of the Proposed Issuance) and contain an offer (the “Preemptive Rights Offer”) for each Shareholder  to purchase an amount of such Offered Securities such that upon consummation of such Proposed Issuance, such Shareholder (together with its Permitted Designee, if any) shall own the same percentage of the Company’s outstanding capital (including voting and economic rights) as it did immediately prior to such Proposed Issuance.  Any purchase of Offered Securities by a Shareholder shall be at the same price and on terms no less favorable to such Shareholder than those of the Proposed Issuance; provided, however, that any portion of the consideration to be paid by the proposed purchaser is other than cash, such Shareholder shall be entitled to pay cash equal to the fair market value of such consideration as determined in good faith by the Company or, upon any disagreement by any Shareholder, by the Accountant, which determination shall be final and binding upon all Shareholders.

5.2.            Failure to Exercise.  If any Shareholder fails to accept the Preemptive Rights Offer by written notice within fifteen (15) Business Days after its receipt of the Issuance Notice, the relevant Group Company may proceed with the Proposed Issuance of the Offered Securities on the terms and conditions set forth in the Issuance Notice, free of any right on the part of the Shareholders under this Article 5, for a period of sixty (60) Business Days (after which the Proposed Issuance shall again be subject to the provisions of this Article 5).

5.3.            Exceptions to Preemptive Rights.  The rights contained in this Article 5 shall not apply to issuances of Offered Securities (i) issuances or sales to another Group Company that is wholly-owned, directly or indirectly, by the Company, (ii) in connection with a merger with another entity or the acquisition of its business or assets previously approved as a Special Board Matter, (iii) issuances of Voting Shares pursuant to any public offering previously approved as a Special Shareholder Matter or (iv) in connection with the issuance of any Voting Shares pursuant to any stock split, stock dividend or recapitalization previously approved as a Special Board Matter.

5.4.            Prohibited Issuances.  Notwithstanding the provisions of this Article 5, no Group Company shall sell or issue any Offered Securities if such sale and issuance, together with Bristow’s exercise of rights under this Article 5, constitutes or would reasonably be likely to result in a Prohibited Ownership Change.

5.5.            Addition of Parties.  Upon the purchase or issuance of any Offered Securities by or to any Person other than a Shareholder (including any Permitted Designee), the Company and the Shareholders agree to negotiate in good faith to amend this Agreement to determine and allocate the rights and obligations relating to any securities (if any equity securities other than Class A Shares or Class B Shares are issued) and/or to add the purchaser or recipient of such Offered Securities as a party hereto, as applicable, and any such purchase or issuance shall be conditioned on such amendment.

ARTICLE 6
 COVENANTS

6.1.            Delivery of Financial Statements.  The Company shall prepare the reports and financial statements presented below, and in accordance with the terms provided below:

(a)                The Company shall prepare quarterly consolidated financial statements including balance sheet, income statement and cash flow of the Group Companies for each of their four (4) quarters in accordance with US GAAP and deliver such financial statements to all Shareholders within twenty-eight (28) days following the end of the applicable quarter.  The notes to the financial statements required in accordance with US GAAP may be omitted.  The quarterly financial statements shall be prepared in U.S. Dollars.  The quarterly consolidated financial statements shall be subject to a limited review by the independent public accountants selected by the Company and approved by the Shareholders, which limited review shall be completed within twenty-eight (28) days following the end of the applicable quarter.

(b)               The Company shall prepare annual consolidated financial statements including balance sheet, income statement, cash flow and footnotes of the Group Companies in accordance with US GAAP and deliver such annual financial statements in U.S. Dollars, to all Shareholders within sixty (60) days following the end of each Fiscal Year.  The annual consolidated financial statements of the Company shall be duly and fully audited and certified by independent public accountants selected by the Company and approved by the Shareholders.

6.2.            Inspection.  The Company shall, and shall cause its Subsidiaries to, permit Bristow and Norie and each Shareholder to visit and inspect the Group Companies’ properties, to examine their books of account and records, business plans and budgets, and to discuss their affairs, finances and accounts with their officers, all at such reasonable times as may be requested by Bristow, Norie or the Shareholder, as the case may be, upon reasonable advance notice to the Company.  Without limitation of the foregoing, the Company shall provide, and shall cause the Company’s independent public accountants to provide, the independent public accountants of Bristow access to the audit work papers of the Company’s independent public accountants.

6.3.            Confidentiality; Non-Competition.

(a)                Each party to this Agreement hereby individually covenants and agrees that such party shall, and shall cause its Affiliates, Representatives , successors and assigns to, keep confidential and not disclose to any other Person or use to the detriment of the other parties or its Affiliates, any Confidential Information of the Company or the other parties.  The term “Confidential Information” means proprietary and confidential information, provided or received in connection with the operations of the Company and/or the Business, concerning the business, business relationships (including prospective customers and business partners) and financial affairs of Bristow or its Affiliates on the one hand, or Norie or its Affiliates, on the other hand, whether or not in writing and whether or not labeled or identified as confidential or proprietary, and includes inventions, trade secrets, technical information, know-how, product and pricing information and plans, research and development activities, marketing plans and activities, customer, supplier and prospect information, employee and financial information, and information disclosed to Norie, Norie Shareholder, their Affiliates or Representatives, or Bristow, Bristow Shareholder, their Affiliates or Representatives, respectively, by third parties of a proprietary or confidential nature or under an obligation of confidence.  Each party agrees to safeguard the other party’s Confidential Information with the same degree of care used by such party to protect its own similar Confidential Information, but in no event less than a reasonable degree of care.

(b)               Notwithstanding this Section 6.3, Confidential Information shall not include information that:  (i) was already in the receiving party’s possession prior to being provided to it by the other party or its Affiliates or Representatives; provided   that such information is not known by the receiving party to be subject to another confidentiality agreement with or another legal, fiduciary or contractual obligation of confidentiality or secrecy to the providing party, (ii) is or becomes generally available to the public other than as a result of a disclosure in violation of this Section 6.3, (iii) becomes available to the receiving party without an obligation to maintain its confidentiality from a source other than the other party not known by the receiving party to be bound by a confidentiality agreement with or another legal, fiduciary or contractual obligation of confidentiality or secrecy to the other party, (iv) is disclosed in order to comply with public company reporting obligations under applicable Law, (v) is disclosed to the extent necessary for soliciting offers for and entering into agreements for the sale of Voting Shares pursuant to Section 4.3(d) or fulfillment of Commercial Requirements pursuant to Section 6.4(d), provided that in the case of disclosure under clause (v) the recipient of any such information enters into a confidentiality agreement with the Company on terms that are at least as favorable to the Company as the terms of this Section 6.3, or (vi) is required to be disclosed under the terms of a valid and effective subpoena or order issued by a court of competent jurisdiction or by a Governmental Authority; provided, that in the case of disclosure under clause (vi), the disclosing party shall immediately notify the non-disclosing party in writing of the existence, terms and circumstances surrounding such a request, so that the non-disclosing party may seek an appropriate protective order and/or waive the disclosing party’s compliance with this Section 6.3 (and if the non-disclosing party seeks such an order, to provide such cooperation as the non-disclosing party shall reasonably request, at the non-disclosing party’s expense) and if such protective order or other remedy is not obtained or the non-disclosing party waives compliance with this Section 6.3 and the disclosing party’s counsel advises it that disclosure of such information is required, the disclosing party agrees to disclose only that portion of the Confidential Information that is, based on the advice of the disclosing party’s counsel, legally required to be disclosed and to exercise its reasonable best efforts, at the non-disclosing party’s expense, to obtain an order or other reliable assurance that confidential treatment will be accorded to such of the disclosed information as the non-disclosing party may so designate.

(c)                  Each of Norie and Bristow shall not, and shall not permit any of their respective Affiliates and, for Norie, to the extent within his control, VIH Cougar Helicopters, Inc., to, directly or indirectly, own, manage, operate, control, consult with, be employed by, participate in the ownership, management, operation or control of, or otherwise render services to or engage in any business engaged in the IFR helicopter business within Canada or Greenland except through the Company or any Subsidiaries of the Company, provided, that Sellers and Norie shall be permitted to dry lease to bona fide un-Affiliated third parties the helicopters set forth in Schedule 6.3(c), so long as such helicopters are not used (and Norie and his Affiliates have no reason to believe that they will be used) (i) in support of off-shore oil and gas operations in Canada or Greenland, (ii) in search-and-rescue operations in Canada or Greenland or (iii) in any operations that are competitive with any operations of the Company as of the date that the lease is initially entered into or renewed, except if renewed under a right of the lessee to renew contained in the lease.  Such restrictions shall be applicable to Norie from the Closing Date until five (5) years after the earlier of (x) the termination of this Agreement or (y) the Transfer of all Voting Shares Beneficially Owned by Norie to a third party not Affiliated with or Associated with Norie or any of his Permitted Transferees.  Such restrictions shall be applicable to Bristow until the Transfer of all Voting Shares Beneficially Owned by Bristow to a third party not Affiliated with or Associated with Bristow or any of its Permitted Transferees.

(d)               Without limitation to any other legal or equitable remedy available to a Shareholder, in the event that Norie or Bristow or any of their respective Affiliates breach the restrictions set forth in Section 6.3(c), such party in breach herein called the “Defaulting Party”, any dividends or dividends received by the Defaulting Party from the Company or its Subsidiaries shall be deposited by the Defaulting Party with a nationally recognized escrow agent (based on an escrow agreement reasonably satisfactory to the party that is not a Defaulting Party), and such amounts shall be payable to party that is not a Defaulting Party or the Company in partial or full satisfaction of any amounts of monetary damages awarded to the party that is not a Defaulting Party or the Company by any judicial authority or arbitral tribunal.

6.4.            Right of First Offer for Commercial Opportunities.

(a)                If at any time the Board or management determines that any Group Company shall (i) require any aircraft for the operation of the Business or to serve any new or existing customers of the Business,  (ii) require any facilities or other real property (“Real Property”), or require a lease renewal or replacement of any existing Real Property (each of clause (i) and (ii), a “Commercial Requirement”), then subject to the terms and conditions specified in this Section 6.4, Bristow shall have a right of first offer to fulfill any such Commercial Requirement in accordance with the following provisions of this Section 6.4.  The provisions of this Section 6.4 shall not apply to any provision of aircraft contemplated by Schedule 2.2(e)(ii).

(b)               Offer Notice.

(i)                 Upon the Board or management determining that there exists a Commercial Requirement, the Company shall promptly give written notice (the “Commercial Requirement Notice”) to Bristow describing the Commercial Requirement and provide Bristow with all material information in the Company’s possession in connection with such Commercial Requirement.  Such information shall include any requirements specified by the customer or required by the project to which such Commercial Requirement relates, any materials terms and conditions on any contracts or requests for proposals relating to the Commercial Requirement, and any other information available to or capable of being acquired by the Company in respect of the Commercial Requirement.  Such information shall be provided to Bristow whenever received by the Company on an ongoing basis, and in no event more than five (5) days after receipt of such information by the Company.

(c)                Exercise of Right of First Offer.

(i)                 Upon receipt of the Commercial Requirement Notice, Bristow may by written notice to the Company (the “Commercial ROFO Negotiation Notice”), commence good faith negotiations with the Company with respect to the terms and conditions for Bristow and/or its Affiliates to fulfill the applicable Commercial Requirement of the Company, which negotiations shall terminate at the earlier of (A) thirty (30) days after the delivery of the Commercial ROFO Negotiation Notice or (B) the parties’ mutually agreement that Bristow and/or its Affiliates is unable to fulfill such Commercial Requirements in a manner acceptable to the Company, acting reasonably (the “Commercial Negotiation Period”). If Bristow and the Company are unable to agree by the end of the Commercial ROFO Negotiation Period, the best and final offer made by Bristow at the end of the Commercial ROFO Negotiation Period, which shall contain all material terms and conditions, including the price, on which Bristow and/or its Affiliates will offer to fulfill such Commercial Requirement shall be referred to as the “Commercial ROFO Best Terms.”

(d)               Consummation of Sale.

(i)                 If (i) Bristow does not deliver a Commercial ROFO Negotiation Notice in accordance with Section 6.4(c) within thirty (30) days after its receipt of such notice, or (ii) if the Commercial ROFO Negotiation Period ends without the agreement of the terms and conditions pursuant to which Bristow will provide the Commercial Requirement, the Company may, during the sixty (60) day period following the later of the two time periods specified in clauses (i) and (ii) (the “Waived Commercial ROFO Transfer Period”), solicit offers for and enter into non-binding term sheets, which term sheets shall contain all material terms and conditions, including price, rental rates, terms, renewal terms, and other such terms as any member of the Board requests be covered in such term sheet, from third parties for the fulfillment of such Commercial Requirements, which terms and conditions must be materially more favorable to the Company than the Commercial ROFO Best Terms, provided that the right of a Group Company to enter into any definitive agreements or other binding commitments shall be subject to Bristow’s matching right set forth in Section 6.4(d)(ii), and provided, further   that if during the course of discussions with any such third party, the Commercial Requirements change from those described in the Commercial Requirement Notice, the Company shall deliver notice of such material change to Bristow and Bristow shall be permitted to resume negotiation with the Company on a non-exclusive basis.

(ii)               Promptly after the finalization of any term sheet contemplated by clause (d), the Company shall give notice in writing to Bristow of such proposed fulfillment (the “Proposed Third-Party Fulfillment”).  Such notice (the “Third-Party Fulfillment Notice”) shall describe the Proposed Third-Party Fulfillment (including the specifications of any aircraft or Real Property, and a copy of the term sheet and any other the material terms and conditions pursuant to which the third-party provider proposes to fulfill the Commercial Requirement, and the identity of the third-party provider) and contain an offer (the “Offer to Match”) for Bristow to match the offer to fulfill the Commercial Requirement with substantially similar aircraft or Real Property, as the case may be, at the same price and on terms no less favorable to Bristow and its Affiliates than those of the Proposed Third-Party Fulfillment.  If Bristow fails to accept the Offer to Match by written notice to the Company within fifteen (15) Business Days after receipt of the Third-Party Fulfillment Notice, or waives by written notice its rights under this Section 6.4(d)(ii) with respect to such Proposed Third-Party Fulfillment (the “Fulfillment Acceptance Period”), then the Company may proceed with, enter into definitive documentation with respect to, and consummate the Proposed Third-Party Fulfillment on the terms set forth in the term sheet contained in the Third-Party Fulfillment Notice.

(iii)             If, at any time after the Fulfillment Acceptance, the Company does not successfully have the Commercial Requirement fulfilled by the third-party provider named in the Third-Party Fulfillment Notice, the rights provided hereunder shall be deemed to be revived and the opportunity to fulfill the Commercial Requirement shall not be offered to any Person unless first re-offered to Bristow in accordance with this Section 6.4.

6.5.            Regulatory Matters.

(a)                In the event that the CTA or any other applicable Law changes (whether by legislative, regulatory or judicial action or interpretation) such that the Company will, or is reasonably likely, to cease to be considered a Canadian Person or such that the Company will not be able to eligible to operate the Business substantially in the manner it was able to operate prior to such change (an “Adverse Regulatory Event”), the Company shall file such applications as it is required to file in order to obtain such Governmental Authorizations as necessary or desirable to eliminate or mitigate the effect of such Adverse Regulatory Event, and Bristow, Norie and each Shareholder shall cooperate with the Company and promptly provide it with any and all information necessary or as otherwise reasonably requested by the Company to obtain such Governmental Authorizations.  The Company, Bristow, Norie and the Shareholders shall use their reasonable best efforts to obtain such Governmental Authorizations, including promptly taking all other actions reasonably requested by the Company as necessary, desirable and/or appropriate to facilitate obtaining such Governmental Authorizations, in each case at the Company’s sole expense.  To the extent required to obtain any such Government Authorizations, the parties to this Agreement agree to amend or modify any provisions of the Charter Documents of the Group Companies and this Agreement as requested by any Governmental Authority.  Notwithstanding the foregoing, Bristow and Bristow Shareholder shall not be required to take any action or consent to any modification or amendment to the extent that such action or consent would (A)(i) adversely affect its economic rights or (ii) materially adversely affect its voting and other governance rights (as determined in its sole discretion), in each case under the Charter Documents of the Group Companies, this Agreement, or the Ancillary Agreements, (B) obligate the Group Company or Bristow or its Affiliates to divest any assets, or (C) obligate Bristow or its Affiliates to accept any operational restrictions on any of its operations outside of the Group Companies.

(b)               If the CTA or any other applicable Law changes (whether by legislative, regulatory or judicial action or interpretation) to permit greater control of Canadian air carriers by non-Canadian Persons (a “Favorable Regulatory Event”), the parties shall take all action requested by Bristow, including by amending or modifying the terms of the Charter Documents of the Group Companies (including as provided in the Charter Documents as of the date of this Agreement), this Agreement and/or the Ancillary Agreements, to confer upon Bristow and its Affiliates any benefits (including increased ownership and voting rights) of any such Favorable Regulatory Events.

(c)                The Company shall indemnify, defend and hold Bristow, Bristow Shareholder, Norie and Norie Shareholder and, as applicable, their shareholders, partners, members, officers, directors, Affiliates and other Representatives harmless from and against all Losses incurred or suffered by any of the foregoing resulting from any violations or potential violations of the CTA arising from the arrangements set forth in the Charter Documents, this Agreement or the Ancillary Agreements.

(d)               Notwithstanding any transfer restrictions set forth in Article 4, The Company and each Shareholder acknowledges that Bristow may, after the date of this Agreement, desire to effect an amalgamation of Bristow Shareholder and the Company or some other restructuring or reorganizing transaction with respect to Bristow’s interest in the Company. The Company and each Shareholder shall reasonably cooperate with, including providing any necessary consent to, Bristow in any such amalgamation, restructuring or reorganizing transaction, so long as such transaction, after completion, does not adversely affect the economic or governance rights of any Shareholder, adversely affect the Company or its business or constitute a Prohibited Ownership

Change.  Such cooperation shall include (i) in the case of an amalgamation, taking all reasonable steps to replicate the economic and governance rights applicable to the Company for the amalgamated corporation, and (ii) in all cases, any necessary governmental filings and assistance in obtaining any governmental or third-party consents.

6.6.            Capital Contributions.  No Shareholder shall be required to make any additional capital contributions to any of the Group Companies after Closing.

6.7.            Director and Officer Indemnification.  Norie and Bristow shall cause the Company to enter into agreements, in customary forms, providing for the indemnification of the directors and officers of the Company against claims and liabilities arising out of their service to the Company.  Bristow shall use commercially reasonable efforts to extend coverage under Bristow’s existing directors and officers liability insurance to the directors and officers of the Company, provided that Bristow shall be reimbursed by the Company for the cost of its doing so.

ARTICLE 7
 REPRESENTATIONS AND WARRANTIES

            Except as otherwise specified below, as of the Effective Date, each of the parties to this Agreement represents and warrants solely with respect to itself to each of the other parties to this Agreement as follows:

7.1.            Due Organization and Good Standing.  It (other than Norie) is an entity duly organized or formed, validly existing and in good standing under the laws of the jurisdiction of its organization or formation.

7.2.            Authority Relative to this Agreement.  It has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by it has been duly and validly authorized by all requisite action and no other proceedings on its part are necessary to authorize this Agreement.  This Agreement has been duly and validly executed and delivered by it and, assuming the due authorization, execution and delivery by the other parties to this Agreement, constitutes a legal, valid and binding obligation of it, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.  It has not granted nor is it a party to any proxy, voting trust or other agreement that is inconsistent with, conflicts with or violates any provision of this Agreement.

7.3.            No Conflict.  The execution, delivery and performance by it of this Agreement do not and shall not violate any applicable Law or conflict with or constitute a default, breach or violation of the terms, conditions or provisions of any contract, agreement or instrument to which it is subject which would prevent such Shareholder from performing any of its obligations hereunder or thereunder.

ARTICLE 8
 MISCELLANEOUS

8.1.            Notices.  Any notices or other communications required or permitted hereunder shall be in writing, and shall be sufficiently given if made by hand delivery, by overnight courier, by facsimile or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows (or at such other address as may be substituted by notice given as herein provided):

If to the Company:

Cougar Helicopters Inc.

Victoria International Airport

1962 Canso Road

North Saanich, British Columbia, Canada V8L 5V5

Fax:     (250) 655-6839

Attn:    Ken Norie – President

If to Norie and/or Norie Shareholder:

Kenneth Norie

Victoria International Airport

1962 Canso Road

North Saanich, British Columbia, Canada V8L 5V5

Fax:     (250) 655-6839

With copies to (which shall not constitute notice):

William Steeper

Suite # 200- 7169 West Saanich Rd,

Brentwood Bay, (Victoria),

British Columbia, Canada,  V8M 1P7

Fax:     (250) 544-1025

and

Farris, Vaughan, Wills & Murphy LLP

2500 - 700 W Georgia St

Vancouver

British Columbia, Canada V7Y 1B3

Fax:     (604) 661-9349

Attn:    Mitchell Gropper

If to Bristow and/or Bristow Shareholder:

Bristow Group Inc.

2103 City West Blvd., 4th Floor

Houston, Texas, U.S.A 77042

Fax:     (713) 267-7670

Attn:    General Counsel

With copies to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York, U.S.A 10019

Fax:     (212) 403-2309

Attn:    David Katz

and

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, Ontario, Canada M5H 2S7

Fax:     (416) 979-1234

Attn:    Jonathan Lampe

Any notice or communication hereunder shall be deemed to have been given or made as of the date so delivered if delivered by hand or overnight courier; when receipt is acknowledged, if delivered by facsimile; and five (5) calendar days after mailing if sent by registered or certified mail (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee).  Failure to mail a notice or communication to the Company or any Shareholder or any defect in it shall not affect its sufficiency with respect to other parties.  If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

8.2.            Voting of Shares and Other Actions.

(a)                Each of Bristow, Bristow Shareholder, Norie and Norie Shareholder shall, and shall cause each of its Subsidiaries to, vote all Voting Shares Beneficially Owned by it and its Affiliates, by proxy, written consent or at a meeting of shareholders, as the case may be, and take all other necessary action in order to give effect to the provisions of this Agreement, including by ensuring that the Charter Documents of the Group Companies do not, at any time after the Closing, conflict in any respect with the provisions of this Agreement.  Any duties and obligations of any party to this Agreement shall apply equally to any Subsidiary of such party, and, without limitation of the foregoing, any rights and obligations applicable to (i) Norie in this Agreement shall apply equally to Norie Shareholder and (ii) Bristow in this Agreement shall apply equally to Bristow Shareholder.  Norie shall not cause his Subsidiaries to take any actions that would have the effect on the Business of any action set forth herein as a Special Board Matter or a Special Shareholder Matter unless the applicable Special Board Approval or approval of the Special Shareholder Matter at the Company is first obtained.

(b)               This Agreement is entered into by all of the shareholders of the Company and is intended to be and shall be treated as being a “unanimous shareholders agreement” within the meaning of Canada Business Corporations Act.

(c)                The Company by its execution hereof acknowledges that it has actual notice of the terms of this Agreement, consents hereto and hereby covenants with each of the Shareholders that it will at all times during the term of this Agreement be governed by the terms and provisions hereof in carrying out its business and affairs and, accordingly, shall give or cause to be given such notices, execute or cause to be executed such documents and do or cause to be done all such acts, matters and things as may from time to time be necessary or required to carry out the terms and intent hereof.

8.3.            Injunctive Relief.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to compel performance of such party’s obligations or prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

8.4.            Parties in Interest.  Except as expressly set forth herein, this Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and transferees, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

8.5.            Entire Agreement.  This Agreement and the Ancillary Agreements constitute the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.6.            Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Agreement to preserve each party’s anticipated benefits under the Agreement.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.  This Section 8.6 shall not apply to any Adverse Regulatory Event, which, for the avoidance of doubt, shall be governed by Section 6.5(a).

8.7.            Governing Law.  This Agreement shall be governed by and interpreted in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof.

8.8.            Attornment.  The parties hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the courts of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any party in such applicable courts, as the case may be.  The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such applicable courts, as the case may be, that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

8.9.            Amendment; Waiver.  Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Company and each of the Shareholders.

8.10.        Termination.  This Agreement will be automatically effective as of the Closing Date and will continue in effect thereafter until the earlier of (a) its termination by the consent of all parties hereto (other than the Company) or their respective successors in interest, (b) its termination by the unanimous consent of all Shareholders of the Company, (c) the dissolution, liquidation or winding up of the Company.  Sections 6.3 and this Article 8 shall survive any termination of this Agreement.

8.11.        No Deemed Waivers.  No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the parties to this Agreement at Law or in equity or otherwise.

8.12.        Date for any Action.  In the event that any date on which any action is required to be taken hereunder by any of the parties to this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

8.13.        Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.14.        Interpretation.  References to sections and articles refer to sections and articles of this Agreement unless otherwise stated.  Unless the context otherwise requires, the terms used herein beginning with initial capitals shall have the respective meanings specified or referred to herein and all grammatical variations of such terms shall have corresponding meanings.  Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.  The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.”  In the event of any conflict between general provisions and specific provisions in this Agreement, the specific provisions shall govern.  The words “herein,” “hereof’ and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.  All references herein to “$” shall refer to lawful money of Canada.

8.15.        Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.  It shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[SIGNATURE PAGE FOLLOWS]

            IN WITNESS WHEREOF, the parties hereto have caused this Unanimous Shareholders Agreement to be duly executed as of the date first written above.

COUGAR HELICOPTERS INC.

By:
Name:
Title:

BRISTOW GROUP INC.

By:
Name:
Title:

BRISTOW CANADA HOLDINGS INC.

By:
Name:
Title:

KENNETH NORIE

Title:

[NORIE SHAREHOLDER]

By:
Name:
Title:

Exhibit C

Form of Lease for Transferred Helicopters

[INTENTIONALLY OMITTED]

Exhibit D

Form of Facilities Lease

[INTENTIONALLY OMITTED]

Exhibit E

Form of Maintenance Support Services Agreement

[INTENTIONALLY OMITTED]

Exhibit F-1

Form of Indemnity Escrow Agreement

[INTETIONALLY OMITTED]

Exhibit F-2

Form of Aircraft Escrow Agreement

[INTENTIONALLY OMITTED]

Exhibit G

Calculation of the Earn-out Payment

[INTENTIONALLY OMITTED]

Exhibit H

Aircraft Schedule

[INTENTIONALLY OMITTED]

Exhibit I

Form of Transition Services Agreement

[INTENTIONALLY OMITTED]

Exhibit J

Pre-Closing Reorganization

[INTENTIONALLY OMITTED]

Exhibit K

Form of Tax Residency Certificate

[INTENTIONALLY OMITTED]